ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED

DECEMBER 31, 2025

DATED AS OF MARCH 27, 2026

GENERAL MATTERS

The information contained in this Annual Information Form, unless otherwise indicated, is provided as of December 31, 2025, with specific updates after the financial year-end where indicated. More current information may be available on OR Royalties Inc.'s (formerly Osisko Gold Royalties Ltd) website at www.orroyalties.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In addition, OR Royalties Inc. generally maintains supporting materials on its website which may assist in reviewing (but are not to be considered part of) this Annual Information Form.

All capitalized terms used in this Annual Information Form and not defined herein have the meaning ascribed in the "Glossary of Terms" or elsewhere in this Annual Information Form.

Unless otherwise noted or the context otherwise indicates, the term "OR Royalties" or "Corporation" refers to OR Royalties Inc. and its subsidiaries.

For reporting purposes, OR Royalties presents its financial statements in United States dollars and in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards").

Unless otherwise indicated herein, references to "$", "US$" or "U.S. dollars" are to United States dollars, and references to "C$" or "Canadian dollars" are to Canadian dollars. See "Exchange Rate Data". See also "Cautionary Statement Regarding Forward-Looking Statements".

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Information Form may be deemed to be "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively referred to herein as "forward-looking statements"). Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur. All statements in this Annual Information Form, other than statements of historical fact, are forward-looking statements, including statements that address, without limitation:

• future events;

• production estimates of OR Royalties' assets (including any estimate of gold equivalent ounces to be received for any future period);

• the 2026 guidance on GEOs and cash margin and the 5-year outlook on GEOs included under "2026 Guidance and 5-Year Outlook" and other guidance based on disclosure from operators;

• timely developments of mining properties over which OR Royalties has royalties, streams, offtakes and investments;

• management's expectations regarding OR Royalties' growth, results of operations, estimated future revenues, production costs, carrying value of assets, ability to continue to pay a dividend, requirements for additional capital, business prospects and opportunities;

• future demand for and fluctuation of prices of commodities (including outlook on gold, silver and other commodities), currency markets and general market conditions.

In addition, statements and estimates (including data in tables) relating to Mineral Reserves and Mineral Resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, including the assumptions set out under "2026 Guidance and 5-Year Outlook", and no assurance can be given that the estimates or related guidance will be realized. Forward- looking statements are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or by statements that events or conditions "will",

"would", "may", "could" or "should" occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of OR Royalties, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation:

  with respect to properties in which OR Royalties holds a royalty, stream or other interest, risks related to:
    the operators of the properties;
    timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges);
    differences in rate and timing of production from resource estimates or production forecasts by operators;
    differences in conversion rate from Mineral Resources to Mineral Reserves and ability to replace resources;
    the unfavorable outcome of any challenges or litigation relating to title, permit or license; and
    hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks; and
  with respect to external factors, risks related to:
    fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by OR Royalties;
    a trade war or new tariff barriers;
    fluctuations in the value of the Canadian dollar relative to the U.S. dollar;
    regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which OR Royalties holds a royalty, stream or other interest are located or through which they are held;
    continued availability of capital and financing and general economic, market or business conditions;
    responses of relevant governments to the infectious diseases outbreaks and the effectiveness of such response and the potential impact of infectious diseases outbreaks on OR Royalties' business, operations and financial condition;
    impact related to climate changes or technologies which may affect the implementation of OR Royalties' climate strategy and achievement of carbon neutrality, and that actual facts may significantly differ from hypothesis used in any assessment scenario analysis; and
    that criteria will continue to be met to achieve improved ESG ratings with respect to internal factors, risks related to:
    that business opportunities that may or may not become available to, or be pursued by OR Royalties;
    the successful integration of acquired assets;
    the determination of OR Royalties' Passive Foreign Investment Company ("PFIC") status; o OR Royalties' ability to deliver on its climate strategy, that OR Royalties' efforts in maintaining carbon neutrality will be achieved and that any efforts toward reducing OR Royalties' carbon emission or to support decarbonization efforts of OR Royalties' partners will be successful, and the availability of funds to finance community investments.

The forward-looking statements contained in this Annual Information Form are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in OR Royalties' ongoing income and assets relating to determination of its PFIC status; OR Royalties' continued commitment toward improving sustainability goals, the continued validity of science and reasonableness of hypothesis relating to climate change and assessment scenario analysis, the absence of material changes to the regulatory framework relating to climate and climate related disclosure, the compliance by directors and employees to the corporate policies, the availability of funds to continue to support community investments and, the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended, including, with respect to properties in which OR Royalties holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to Mineral Resources and Mineral Reserves by owners and operators being accurate and (v) the implementation of an adequate plan for integration of acquired assets.

Certain of the forward-looking statements and other information contained herein concerning the mining industry and OR Royalties' general expectations concerning the mining industry are based on estimates prepared by OR Royalties using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which OR Royalties believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, this data is inherently imprecise. While OR Royalties is not aware of any misstatement regarding any industry data presented herein, the mining industry involves risks and uncertainties that are subject to change based on various factors.

OR Royalties cautions that the foregoing list of risks and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risks they entail. OR Royalties believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate, as actual results and prospective events could materially differ from those anticipated by such forward-looking statements and such forward-looking statements included in this Annual Information Form are not a guarantee of future performance and should not be unduly relied upon. These statements speak only as of the date of this Annual Information Form. OR Royalties undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING

PREPARATION OF FINANCIAL INFORMATION

As a Canadian company, OR Royalties prepares its financial statements in accordance with IFRS Accounting Standards. Consequently, all of the financial statements and financial information of OR Royalties is prepared in accordance with IFRS Accounting Standards, which are materially different than financial statements and financial information prepared in accordance with U.S. generally accepted accounting principles.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING

THE USE OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

OR Royalties is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports information regarding mineral properties, mineralization and estimates of Mineral Reserves and Mineral Resources in accordance with Canadian reporting requirements, which are governed by NI 43-101. As such, the information contained in this Annual Information Form concerning mineral properties, mineralization and estimates of Mineral Reserves and Mineral Resources is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

CAUTIONARY STATEMENT REGARDING THIRD-PARTY INFORMATION

The disclosure in this Annual Information Form relating to the properties in which OR Royalties holds royalties, streams or other interests and the operations on such properties is based on information publicly disclosed by the owners or operators of these properties and information or data available in the public domain as at March 27, 2026 (except where stated otherwise), and none of this information or data has been independently verified by OR Royalties. As a holder of royalties, streams and other interests, OR Royalties generally has limited, if any, access to the properties included in or relating to its asset portfolio. Therefore, in preparing disclosure pertaining to the properties in which OR Royalties holds royalties, streams or other interests and the operations on such properties, OR Royalties is dependent on information publicly disclosed by the owners or operators of these properties and information or data available in the public domain and generally has limited or no ability to independently verify such information or data. Although OR Royalties has no knowledge that such information or data is incomplete or inaccurate, there can be no assurance that such third-party information or data is complete or accurate. Additionally, some information or data publicly reported by the owners or operators may relate to a larger property than the area covered by the royalties, streams or other interests of OR Royalties. Sometimes, the royalties, streams or other interests of OR Royalties cover less than 100% and sometimes only a portion of the publicly reported Mineral Reserves, Mineral Resources or production of a property.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

OR Royalties has included certain performance measures in this Annual Information Form that do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Cash margin (in dollars and in percentage of revenues)

Cash margin in dollars and in percentage of revenues are non-IFRS financial measures. Cash margin (in dollars) is defined by OR Royalties as revenues less cost of sales (excluding depletion). Cash margin (in percentage of revenues) is obtained from the cash margin (in dollars) divided by revenues.

Management uses cash margin in dollars and in percentage of revenues to evaluate OR Royalties' ability to generate positive cash flow from its royalty, stream and other interests. Management and certain investors also use this information, together with measures determined in accordance with IFRS Accounting Standards such as gross profit and operating cash flows, to evaluate OR Royalties' performance relative to peers in the mining industry who present these measures on a similar basis. Cash margin in dollars and in percentage of revenues are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

Adjusted earnings and adjusted earnings per basic share

Adjusted earnings and adjusted earnings per basic share are non-IFRS financial measures and are defined by OR Royalties by excluding the following items from net earnings (loss) and net earnings (loss) per share: foreign exchange gains (losses), impairment charges and reversals related to royalty, stream and other interests, changes in allowance for expected credit losses, write-offs and impairments of investments, gains (losses) on disposal of assets, gains (losses) on investments, share of income (loss) of associates, transaction costs and other items such as non-cash gains (losses), as well as the impact of income taxes on these items. Adjusted earnings per basic share is obtained from the adjusted earnings divided by the weighted average number of common shares outstanding for the period.

Management uses adjusted earnings and adjusted earnings per basic share to evaluate the underlying operating performance of OR Royalties as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its consolidated financial statements. Management believes that in addition to measures prepared in accordance with IFRS Accounting Standards such as net earnings (loss) and net earnings (loss) per basic share, investors and analysts use adjusted earnings and adjusted earnings per basic share to evaluate the results of the underlying business of OR Royalties, particularly since the excluded items are typically not included in OR Royalties' annual guidance. While the adjustments to net earnings (loss) and net earnings (loss) per basic share in these measures include items that are both recurring and non-recurring, management believes that adjusted earnings and adjusted net earnings per basic share are useful measures of OR Royalties' performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of the core operating results from period to period, are not always reflective of the underlying operating performance of the business and/or are not necessarily indicative of future operating results. Adjusted net earnings and adjusted net earnings per basic share are intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. They do not have any standardized meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other issuers.

For information regarding the non-IFRS financial measures used by OR Royalties and for a quantitative reconciliation of each non-IFRS financial measure to the most directly comparable IFRS financial measure, see "Non-IFRS Financial Performance Measures" in OR Royalties' management's discussion and analysis for the year ended December 31, 2025, which section is incorporated by reference herein. The financial statements and management's discussion and analysis of OR Royalties are available on SEDAR+ at www.sedarplus.ca.

EXCHANGE RATE DATA

The following table sets forth the high and low exchange rates for one U.S. dollar expressed in Canadian dollars for each period indicated, the average of the exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the exchange rates provided by the Bank of Canada:

	Year Ended December 31
	2025	2024	2023
	($C)	($C)	($C)
High	1.4603	1.4416	1.3875
Low	1.3558	1.3316	1.3128
Average rate for period	1.3978	1.3698	1.3497
Rate at end of period	1.3706	1.4389	1.3226

On March 27, 2026, the exchange rate for one U.S. dollar expressed in Canadian dollars as reported by the Bank of Canada, was $1.3875.

GLOSSARY OF TERMS

In this Annual Information Form, the following capitalized words and terms shall have the following meanings:

"2025 Annual MD&A" means the Management's Discussion and Analysis of the Corporation for the year ended December 31, 2025.

"2025 NCIB Program" means the Corporation's Normal Course Issuer Bid program for 2025.

"2026 NCIB Program" means the Corporation's Normal Course Issuer Bid program for 2026.

"affiliate" has the meaning ascribed in the Securities Act (Québec), unless stated otherwise.

"Ag" is the chemical symbol for silver.

"Agnico" means Agnico Eagle Mines Limited.

"associate" has the meaning ascribed in the Securities Act (Québec), unless stated otherwise.

"Au" is the chemical symbol for gold.

"Audit and Non-Audit Services Policy" means the policy adopted by the Audit and Risk Committee for the engagement of all audit and non-audit services to be rendered by OR Royalties' external auditor and any related party.

"Buenaventura" means Compañía de Minas Buenaventura S.A.A.

"Canadian Malartic Complex" means the mill and processing operations at the Canadian Malartic Mine and the Mining Operations at the Odyssey Underground Mine.

"Canadian Malartic Mine" means the Canadian Malartic and Barnat open-pit mines.

"Canadian Malartic Report" has the meaning ascribed under "Schedule B - Technical Information Underlying the Canadian Malartic Complex".

"Canadian Malartic Royalty" has the meaning ascribed under the heading "Material Mineral Project - The Canadian Malartic Royalty".

"Canadian Malartic Royalty Agreement" means the amended and restated net smelter return royalty agreement dated June 16, 2014 between OR Royalties and Agnico, as successor to Canadian Malartic GP.

"Cascabel Gold Stream" has the meaning ascribed under the heading "General Development of OR Royalties' Business - Cascabel Royalty and Cascabel Gold Stream".

"Cascabel Royalty" has the meaning ascribed under the heading "General Development of OR Royalties' Business - Cascabel Royalty and Cascabel Gold Stream".

"CIM" means the Canadian Institute of Mining, Metallurgy and Petroleum.

"CIM Standards" means the CIM Definition Standards for Mineral Resources and Mineral Reserves, adopted in 2014 and prepared by the CIM Standing Committee on Reserve Definitions.

"claims" means exclusive exploration rights (formerly known as "claims").

"Conflict of Interest and Related Party Transaction Policy" means the conflict of interest and related party transaction policy adopted on November 9, 2022 by the OR Royalties Board and as amended from time to time.

"CRA" means the Canada Revenue Agency.

"Credit Facility" means the revolving credit facility of $650 million with a syndicate of financial institutions with a maturity date of May 30, 2029, including an additional uncommitted accordion of up to $200 million for a total availability of up to $850 million.

"CSA Acquisition Transaction" has the meaning ascribed under the heading "General Development of OR Royalties' Business - CSA Silver Stream".

"CSA Copper Stream" has the meaning ascribed under the heading "General Development of OR Royalties' Business - CSA Copper Stream".

"CSA Mine" has the meaning ascribed under the heading "General Development of OR Royalties' Business -CSA Silver Stream".

"CSA Silver Deposit" has the meaning ascribed under the heading "General Development of OR Royalties' Business - CSA Silver Stream".

"CSA Silver Stream" has the meaning ascribed under the heading "General Development of OR Royalties' Business - CSA Silver Stream".

"Cu" is the chemical symbol for copper.

"Dalgaranga" means Dalgaranga Gold Project.

"Dividend Reinvestment Plan" means OR Royalties' dividend reinvestment plan.

"DRIP" means the Dividend Reinvestment Plan implemented by OR Royalties.

"EDGAR" means the Electronic Data Gathering, Analysis and Retrieval system.

"ESG" means environmental, social and governance.

"Falco" means Falco Resources Ltd.

"FNB" means Franco-Nevada International Corporation (formerly Franco-Nevada (Barbados) Corporation).

"forward-looking statements" has the meaning ascribed under the heading "Cautionary Statement Regarding Forward-Looking Statements".

"GEOs" means gold equivalent ounces; GEOs are calculated on a quarterly basis and include royalties and streams. Silver ounces and copper tonnes earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces or copper tonnes earned by the average silver price per ounce or copper price per tonne for the period and dividing by the average gold price per ounce for the period. Cash royalties, other metals and commodities are converted into gold equivalent ounces by dividing the associated revenue by the average gold price per ounce for the period. For information on the average metal prices used in the calculations, see "Portfolio of Royalty, Stream and Other Interests" in OR Royalties' management's discussion and analysis for the year ended December 31, 2025, which section is incorporated by reference herein. The management's discussion and analysis of OR Royalties is available on SEDAR+ at www.sedarplus.ca.

"Gibraltar mine" has the meaning ascribed under the heading "General Development of OR Royalties' Business - Gibraltar Silver Stream Amendments".

"Gibraltar Silver Stream" has the meaning ascribed under the heading "General Development of OR Royalties' Business - Gibraltar Silver Stream Amendments".

"Gold Fields" means Gold Fields Limited.

"GR royalty" means gross revenue royalty.

"GSR" means gross smelter return.

"g/t" means gram per tonne.

"Harmony" means Harmony Gold Mining Company Limited.

"Hot Chili" means Hot Chili Limited.

"IFRS Accounting Standards" has the meaning ascribed under the heading "General Matters".

"IRS" means the U.S. Internal Revenue Service.

"IT" means information technology.

"Japan Gold" means Japan Gold Corp.

"MAC Copper" means MAC Copper Limited (formerly Metals Acquisition Limited).

"mineralization" means rock containing an undetermined amount of minerals or metals.

"Mining Operations" means the mining operations of the assets on which the Corporation holds a royalty, stream or other interests.

"Mt" means million tonnes (metric tons).

"Namdini" means the Namdini gold project.

"NI 43-101" means National Instrument 43-101 - Standards of Disclosure for Mineral Projects (or Regulation 43-101 respecting Standards of Disclosure for Mineral Projects in the Province of Québec).

"NI 51-102" means National Instrument 51-102 - Continuous Disclosure Obligations (or Regulation 51-102 respecting Continuous Disclosure Obligations in the Province of Québec).

"NI 52-110" means National Instrument 52-110 - Audit Committees (or Regulation 52-110 respecting Audit Committees in the Province of Québec).

"NSR" means net smelter return.

"NYSE" means the New York Stock Exchange.

"Odyssey Underground Mine" means the East Gouldie deposit, the Odyssey South deposit, the Odyssey North deposit and the East Malartic deposit.

"OR Royalties" or "Corporation" has the meaning ascribed under the heading "General Matters".

"OR Royalties Board" or "Board of Directors" means the board of directors of OR Royalties, as the same is constituted from time to time.

"OR Royalties DSU Plan" means OR Royalties' Deferred Share Unit Plan.

"OR Royalties DSUs" means OR Royalties' Deferred Share Units granted under the OR Royalties DSU Plan.

"OR Royalties International" means OR Royalties International Ltd., a wholly-owned subsidiary of OR Royalties.

"OR Royalties Options" means the outstanding options to purchase OR Royalties Shares granted under the stock option plan of OR Royalties or otherwise granted by OR Royalties.

"OR Royalties Preferred Shares" has the meaning ascribed under the heading "Description of Capital Structure - OR Royalties Preferred Shares".

"OR Royalties RSU Plan" means OR Royalties' Restricted Share Unit Plan.

"OR Royalties RSUs" means OR Royalties' Restricted Share Units granted under the OR Royalties RSU Plan.

"OR Royalties Shareholders" means the holders of OR Royalties Shares.

"OR Royalties Shares" means common shares in the share capital of OR Royalties.

"Orion" means Orion Resource Partners (USA) LP.

"Osisko Development" means Osisko Development Corp.

"Osisko Mining" means Osisko Mining Inc.

"oz" means troy ounce.

"Pb" is the chemical symbol for lead.

"PCAOB" means the Public Company Accounting Oversight Board.

"PFIC" has the meaning ascribed under the heading "Cautionary Statement Regarding Forward-Looking Statements".

"PwC" means PricewaterhouseCoopers Inc.

"QBCA" means the Business Corporations Act (Québec) and the regulations made thereunder.

"Ramelius" means Ramelius Resources Limited.

"Sable Resources" means Sable Resources Ltd.

"Savannah" means Savannah Mining Limited.

"SEC" means the United States Securities and Exchange Commission.

"SEDAR+" means the System for Electronic Data Analysis and Retrieval +.

"SolGold" means SolGold plc.

"South Railroad Project" has the meaning ascribed under the heading "General Development of OR Royalties' Business - South Railroad Project".

"South Railroad Silver Stream" has the meaning ascribed under the heading "General Development of OR Royalties' Business - South Railroad Project".

"SOX" means the Sarbanes-Oxley Act of 2002.

"Stornoway" means Stornoway Diamond Corporation.

"t" means metric tonne.

"Taseko" means Taseko Mines Limited.

"Tembo" means Tembo Capital Mining Fund II.

"tpd" means tonnes per day.

"TSX" means the Toronto Stock Exchange.

"U.S. Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended.

"Victoria" means Victoria Gold Corp.

"Yamana" means Yamana Gold Inc.

"Yamana Transaction" has the meaning ascribed under "Schedule B - Technical Information Underlying the Canadian Malartic Complex".

"Zn" is the chemical symbol for zinc.

NI 43-101 Definitions

"Indicated Mineral Resource"	Refers to that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. The estimate is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

"Inferred Mineral Resource"	Refers to that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. The estimate is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drill holes.

"Measured Mineral Resource"	Refers to that part of a Mineral Resource for which quantity grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors, to support detailed mine planning and final evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing sufficient to confirm both geological and grade or quality continuity between points of observation.

"Mineral Reserve"

A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying Factors.

Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. Mineral Reserves are categorized as follows on the basis of the degree of confidence in the estimate of the quantity and grade of the deposit: Probable Mineral Reserves and Proven Mineral Reserves.

"Mineral Resource"

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

Mineral Resources are categorized as follows on the basis of the degree of geological confidence: Inferred Mineral Resource, Indicated Mineral Resource and Measured Mineral Resource.

"Modifying Factors"	Modifying Factors are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

"pre-feasibility study" and "feasibility study"	Refers to a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of Modifying Factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve. Feasibility studies have a greater degree of confidence associated with all aspects.

"preliminary assessment"	The term "preliminary assessment" or "preliminary economic assessment", commonly referred to as a scoping study, means a study that includes an economic analysis of the potential viability of Mineral Resources other than a pre-feasibility study or feasibility study.

"Probable Mineral Reserve"	Refers to an economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

"Proven Mineral Reserve"	A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

"qualified person"	Means an individual who (a) is an engineer or geoscientist with a university degree, or equivalent accreditation, in an area of geoscience, or engineering, relating to mineral exploration or mining with at least five years experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project and the technical report; and (c) is a member in good standing of a professional association that, among other things, is self-regulatory, has been given authority by statute, admits members based on their qualifications and experience, requires compliance with professional standards of competence and ethics, requires or encourages continuing professional development and has disciplinary powers to suspend or expel a member.

The terms "Mineral Resource", "Measured Mineral Resource", "Modifying Factors", "Indicated Mineral Resource", "Inferred Mineral Resource", "Probable Mineral Reserve" and "Proven Mineral Reserve" as well as "pre-feasibility study" and "feasibility study" used herein are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards.

Conversion Factors
To Convert From	To	Multiply By
Feet	Metres	0.305
Metres	Feet	3.281
Acres	Hectares	0.405
Hectares	Acres	2.471
Grams	Ounces (Troy)	0.03215
Grams/Tonnes	Ounces (Troy)/Short Ton	0.02917
Tonnes (metric)	Pounds	2,205
Tonnes (metric)	Short Tons	1.1023

CORPORATE STRUCTURE

Name, Address and Incorporation

OR Royalties was incorporated on April 29, 2014 under the name "Osisko Gold Royalties Ltd / Redevances Aurifères Osisko Ltée" pursuant to the QBCA, as a wholly-owned subsidiary of Osisko Mining Corporation. On January 1, 2017, the Corporation and its wholly-owned subsidiary Osisko Exploration James Bay Inc. amalgamated under the name "Osisko Gold Royalties Ltd / Redevances Aurifères Osisko Ltée". At the annual and special meeting of shareholders held on May 8, 2025, the shareholders of the Corporation approved the resolution to amend the articles of the Corporation to change its name from "Osisko Gold Royalties Ltd / Redevances Aurifères Osisko Ltée" to "OR Royalties Inc. / Redevances OR Inc." The name change became effective on that date.

The OR Royalties Shares are listed on the TSX and on the NYSE under the symbol "OR".

As of the date of this Annual Information Form, OR Royalties is a reporting issuer in all Provinces and Territories of Canada. OR Royalties is also a reporting issuer in the United States.

The Corporation's head and registered office is located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montreal, Québec H3B 2S2.

Intercorporate Relationships

As of December 31, 2025, OR Royalties' only material subsidiary for the purposes of NI 51-102 was OR Royalties International Ltd. (formerly Osisko Bermuda Limited), a wholly-owned subsidiary of OR Royalties. The following organizational chart reflects the ownership of the Corporation in its material subsidiary as at March 27, 2026.

DESCRIPTION OF BUSINESS

Description of the Business

OR Royalties is engaged in the business of acquiring and managing royalties, streams and similar interests on precious metals and other commodities that fit the Corporation's risk/reward objectives. The Corporation owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects. The Corporation's cornerstone asset is a 3-5% NSR royalty on the Canadian Malartic Complex, located in Québec, Canada.

Business Model and Strategy

OR Royalties is focused on acquiring high-quality, long-life precious metals royalties and streams on assets located in favourable jurisdictions and operated by established mining companies. The Corporation deploys capital through the acquisition of royalty and stream investments on metal mining projects at various stages of operation and development. OR Royalties endeavours to provide investors with lower-risk precious metals exposure via a geographically and operationally diversified asset base. OR Royalties' objective is to deploy capital into new and accretive investment opportunities to further enhance its growth profile.

Financial Highlights - 2025

• 80,775 GEOs earned (80,740 GEOs in 2024);

• Record revenues from royalties and streams of $277.4 million ($191.2 million in 2024);

• Record cash flows generated by operating activities of $245.6 million ($159.9 million in 2024);

• Record net earnings of $206.1 million, $1.10 per basic share (net loss of $16.3 million, $0.09 per basic share in 2024);

• Record adjusted earnings of $165.5 million, $0.88 per basic share ($97.3 million, $0.52 per basic share in 2024);

• Debt-free following the full repayment of the Credit Facility (net repayments of $94.9 million under the Credit Facility in 2025);

• Cash balance of $142.1 million as at December 31, 2025;

• Increase in the Credit Facility to $650.0 million plus an uncommitted accordion of $200.0 million, and extension of the maturity date to May 30, 2029;

• OR Royalties purchased for cancellation, under the 2025 NCIB Program, a total of 1.1 million OR Royalties Shares for $36.7 million (C$50.8 million; average acquisition price per share of C$47.86).

• OR Royalties renewed its normal course issuer bid. Pursuant to the 2026 NCIB Program, OR Royalties may acquire up to 9,399,294 OR Royalties Shares. Repurchases under the 2026 NCIB program will terminate on December 11, 2026. Daily purchases are limited to 107,496 OR Royalties Shares; and

• Declaration of quarterly dividends totaling US$0.211 per OR Royalties Share in 2025 compared to C$0.255 or US$0.182 per OR Royalties Share in 2024;

Other Highlights - 2025

• First payment received from Cardinal Namdini Mining Ltd. under the Namdini 1.0% NSR royalty;

• First payment received from Talisker Resources Ltd. under the Bralorne 1.7% NSR royalty;

• Acquisition by OR Royalties International of a 100% silver stream on Orla Mining Ltd.'s South Railroad project in Nevada, United States for cash consideration of $13.0 million;

• Acquisition of a 1.5% NSR royalty from Japan Gold on Japan Gold's wholly-controlled properties in Japan for cash consideration of $5.0 million;

• Acquisition of a basket of royalties across various projects in British Columbia, Canada, from Sable Resources for consideration of C$3.8 million ($2.8 million), as well as certain rights in relation to the future acquisition of similar interests from Sable Resources;

• Second payment of $10.0 million made by OR Royalties International on the Cascabel Gold Stream;

• Receipt of $49.0 million from Harmony for shares held by OR Royalties International upon closing of Harmony's transaction to acquire MAC Copper (4,000,000 shares at $12.25 per share);

• Publication of the fifth edition of the Corporation's sustainability report, Growing Responsibly and the 2025 Asset Handbook;

• Completion of corporate name change to "OR Royalties Inc." and "Redevances OR Inc." (in French) following receipt of shareholder approval at the annual and special meeting of shareholders held on May 8, 2025.

Highlights - Subsequent to December 31, 2025

• Acquisition of an additional 1.0% NSR royalty covering the Namdini Gold Mine in Ghana, with an effective date of October 1, 2025. OR Royalties has closed the transaction with Savannah Mining Limited, acquiring Savannah's remaining 50% interest in the 2.0% NSR royalty for total consideration of up to $103.5 million;

• Appointment of Mr. Patrick Godin and Mr. Kevin Thomson as independent directors to the Board of Directors and resignation of Mr. William Murray John from the Board of Directors;

• Acquisition of a portfolio of precious metals assets from Gold Fields consisting of eight royalties for a total consideration of $115.0 million, and anchored by a 1.5% NSR royalty on Buenaventura's producing San Gabriel gold and silver mine located in Peru;

• Declaration of a quarterly dividend of $0.055 per OR Royalties Share payable on April 15, 2026 to shareholders of record as of the close of business on March 31, 2026;

• Acquisition of Terraco Gold Corp., a wholly-owned subsidiary of Sailfish Royalty Corp, which indirectly owns NSR royalty assets including namely NSR royalties covering the Solidus Resources LLC's Spring Valley Gold Project located in Pershing County, Nevada, USA, for a cash consideration of $168 million.

Update on Cornerstone Asset: Canadian Malartic Royalty (3-5% NSR)

OR Royalties' cornerstone asset is a 3-5% NSR royalty on the Canadian Malartic Complex, which is located in Malartic, Québec and is operated by Agnico. OR Royalties also holds a 5.0% NSR royalty on the East Gouldie and Odyssey South underground deposits, a 3.0% NSR royalty on the Odyssey North underground deposit and a 3.0-5.0% NSR royalty on the East Malartic underground deposit, which are located adjacent to the Canadian Malartic Mine. The Canadian Malartic Mine and the Odyssey Underground Mine now form the Canadian Malartic Complex. In addition, a C$0.40 per tonne milling fee is payable to OR Royalties on ore processed from any property that was not part of the Canadian Malartic Complex at the time of the sale of the mine in 2014.

Guidance - 2026 and three-year forecast

On February 12, 2026, Agnico reported production guidance of 575,000 to 605,000 ounces of gold at Canadian Malartic Complex for the year 2026, compared to 642,612 ounces of gold produced in 2025. The company's gold production is forecast to range between 640,000 to 670,000 ounces in 2027 and 720,000 to 750,000 ounces in 2028. The production forecast in 2026 has increased, supported by stronger-than- expected gold grades at the Barnat open-pit, consistent with 2025 performance, and by the continued ramp- up of production at the Odyssey Underground Mine, including initial production from the East Gouldie deposit. Production in 2027 remains consistent with previously disclosed guidance, while 2028 gold production is expected to increase by approximately 80,000 ounces to 735,000 ounces when compared to 2027, which is anticipated to be driven by growing contributions from East Gouldie at Odyssey Underground Mine. From 2026 to 2028, production is expected to be sourced from the Barnat open-pit and increasingly supplemented by ore from Odyssey Underground Mine and low-grade stockpiles. Odyssey Underground Mine is expected to contribute approximately 120,000 ounces of gold in 2026, approximately 240,000 ounces of gold in 2027 and approximately 450,000 ounces of gold in 2028 as mining activities ramp-up. In 2026, Canadian Malartic Complex has planned four-day quarterly shutdowns for regular maintenance at the mill.

Agnico continues to advance the transition to underground mining with the construction of the Odyssey Underground Mine. Once the Barnat pit at Canadian Malartic Complex is depleted in 2029, annual gold production is expected to be in the range of 550,000 to 600,000 ounces, supported by an underground mining rate of approximately 19,000 tpd from four deposits. At that time, the processing plant is expected to have approximately 40,000 tpd of excess capacity. Agnico is advancing three projects to potentially utilize a portion of this excess capacity and position Canadian Malartic Complex to ramp-up toward one million ounces of annual gold production starting in 2033. These projects include (i) a second shaft at Odyssey Underground Mine, (ii) the development of a satellite open pit at Marban and (iii) the development of the Wasamac underground project. Marban and Wasamac are located approximately 12 kilometres and 100 kilometres from the Canadian Malartic Complex, respectively. OR Royalties owns several royalties over Marban that when combined, result in an estimated blended ~0.9% NSR royalty; furthermore, both Marban and Wasamac would be eligible for the C$0.40 toll milling fee to OR Royalties given both projects are outside of the boundaries of the Canadian Malartic Complex.

Update on operations

On February 12, 2026, Agnico reported gold production at the Canadian Malartic Complex of 153,433 ounces in the fourth quarter of 2025, compared to 146,485 ounces in the fourth quarter of 2024, due to higher grades from the Barnat open-pit combined with higher throughput levels, partially offset by lower recovery rates. For the full year 2025, production reached 642,612 ounces of gold, a decrease of 2.0% compared with gold production of 655,654 ounces in 2024, due to lower throughput levels, slightly lower gold grades and lower recovery resulting from an increased volume of ore being sourced from the low-grade stockpiles.

Update on Odyssey Underground Mine

Exploration drilling in 2025 continued to expand the Mineral Reserves and Mineral Resources at the Odyssey Underground Mine, further demonstrating the quality and scale of the East Gouldie and Odyssey deposits. As of December 31, 2025, Mineral Reserves are estimated at 6.0 million ounces of gold (59.7 million tonnes grading 3.14 g/t Au). Measured and Indicated Mineral Resources are estimated at 3.4 million ounces of gold (57.8 million tonnes grading 1.85 g/t Au), and Inferred Resources are estimated at 12.7 million ounces of gold (177.7 million tonnes grading 2.21 g/t Au).

The June 2023 technical update incorporated approximately 9.0 million ounces in the mine plan and envisioned a mine life extending to 2042. The significant growth of the Mineral Reserve and Mineral Resource base since December 31, 2022 supports the potential for a meaningful- extension of the Odyssey Underground Mine life and provides a strong foundation for a larger, long term production profile, with the addition of a new mining front- supported by- a second shaft. Agnico believes this positions Odyssey Underground Mine as a multi decade, world class asset. Agnico is undertaking a technical evaluation for the various deposits at the Canadian Malartic Complex, as well as an evaluation looking at the inclusion of a potential second shaft at the Odyssey Underground Mine, which is expected to be completed at the end of 2026.

Odyssey Shaft #1

Mine development continued to progress ahead of schedule in the fourth quarter of 2025, delivering record quarterly advancement at Odyssey Underground Mine. The focus remains on preparing East Gouldie for the start of ramp-based production, expected in the first quarter of 2026 (three months earlier than planned). Development of the production levels for the first mining area has been completed, with workings now accessing East Gouldie mineralization, and the main ramp has reached the bottom of the second mining sequence at level 111 (a depth of 1,112 metres). Installation of the paste distribution infrastructure and essential services is nearing completion. Ventilation development also advanced, with raise excavations to level 58 ongoing and construction of the main exhaust fan station underway.

Development of the material-handling infrastructure for the first shaft loading station between levels 102 and 114 continued to advance on schedule, supporting the expected start of shaft-hoisted production from East Gouldie in the second quarter of 2027. Shaft sinking progressed ahead of plan, reaching a depth of 1,466 metres as at December 31, 2025, reaching the top of the planned second loading station. Excavation of the material-handling infrastructure for the second loading station between levels 146 and 150 is now underway and is expected to continue through the third quarter of 2026. Shaft sinking remains on track to complete the first phase in the first quarter of 2027 at a planned depth of 1,600 metres, with the second loading station targeted for commissioning in 2029. A second phase of sinking is expected to resume in 2029 and be completed in 2031, extending the shaft to its final expected depth of 1,870 metres. The third loading station, located between levels 181 and 187, is expected to be completed and commissioned in 2031.

Construction of key surface infrastructure progressed on schedule and on budget. Fabrication of the production hoist is underway in Germany, with delivery expected in the second quarter of 2026. Construction progressed on phase two of the paste plant (designed for a 20,000 tpd capacity) and is expected to be completed in 2027.

Odyssey Shaft #2

Agnico is advancing a technical evaluation of a potential second shaft at the Odyssey Underground Mine, with the preferred shaft location now confirmed near Shaft #1 and close to the centre of gravity of the deposit. Drilling of the geotechnical pilot hole is progressing well, reaching a depth of 831 metres as at December 31, 2025, toward a planned depth of approximately 2,200 metres. The evaluation, which incorporates the year-end 2025 Mineral Resource update, will assess the potential for developing an 8,000 to 10,000 tpd operation, supported by a second shaft equipped with a friction hoist and dedicated service hoist, a configuration expected to lower operating costs and capital expenditures, accelerate start-up by requiring only one loading station and reduce the surface footprint.

The technical evaluation is expected to be completed at the end of 2026, with permitting studies scheduled to begin in the third quarter of 2026 and potential formal permit submission in early 2027. Approval of an amendment to the existing decree is expected to take approximately one year from submission of the application. Subject to permitting and board approval, construction, shaft sinking and development of the associated underground material-handling and production infrastructure would be expected to take place over a four-year period, positioning the project for potential initial production in 2033.

Marban - Satellite Open Pit

OR Royalties holds a 0.435% - 2% NSR royalty on the Marban deposit across various deposits, including the Marban deposit, on the Marban property ("Marban").

As part of Agnico's "fill-the-mill" strategy at the Canadian Malartic Complex, the Marban property, located immediately northeast of the Canadian Malartic Complex, was acquired in March 2025 as an advanced exploration project that could potentially support an open pit mining operation similar to the Barnat open pit operation at Canadian Malartic Mine.

In the fourth quarter of 2025, Agnico completed an internal evaluation on Marban, removing previous property-boundary constraints on the pit design, which resulted in the company's initial declaration of estimated Probable Mineral Reserves of 1.58 million ounces of gold (51.6 million tonnes grading 0.95 g/t Au) at December 31, 2025. Additionally, drilling completed in the quarter confirmed and extended the Marban gold deposit onto the company's adjacent Callahan property to the east. The results of the drilling were not included in the 2025 Mineral Reserves and Mineral Resource estimates.

The technical evaluation envisions a 14,000 to 16,000 tpd open pit operation producing between 120,000 to 150,000 ounces of gold annually over a 12-year life of mine. In 2026, Agnico will integrate new drilling into an optimized pit design and assess opportunities to redeploy mobile equipment from the Barnat pit at Canadian Malartic Complex to minimize capital expenditures for the project. The results of this evaluation, expected at the end of 2026, will support the permitting process which is expected to be completed in 2030. Project construction could begin in 2031, with the potential for initial production as early as 2033.

Update on exploration

On February 12, 2026, Agnico noted that at Odyssey Underground Mine in 2025, exploration drilling totaled 233,754 metres supplemented by an additional 34,672 metres of drilling dedicated to regional exploration around Canadian Malartic Complex. Exploration drilling targeted multiple areas of the Odyssey Underground Mine, returning positive results in the eastern extension of the Odyssey South zone, the central, upper eastern, western and deeper areas of the East Gouldie deposit and in the Sheehan zone located west of the shaft.

Underground drilling in the upper eastern extension of the East Gouldie deposit was highlighted by hole UGED-071-029 intersecting 3.5 g/t Au over 19.8 metres at 1,010 metres depth, hole UGED-075-057 intersecting 4.9 g/t Au over 11.9 metres at 929 metres depth and hole UGED-095-004 intersecting 6.8 g/t Au over 9.3 metres at 990 metres depth. The results from this area of the deposit contributed to a large portion of the Mineral Reserves and Inferred Mineral Resources added to East Gouldie at year-end 2025.

Agnico expects to spend approximately $32.6 million for 190,700 metres of drilling at Canadian Malartic Complex in 2026 with up to 20 drill rigs active at surface and underground to further assess the full potential of the Odyssey Underground Mine area and throughout the Canadian Malartic Complex property package. The primary exploration targets remain the lateral extensions of the East Gouldie deposit and the Eclipse zone while at the Odyssey South and North zones infill drilling and the investigation of potential lateral extensions will continue. Studies are ongoing at the East Malartic deposit with the objective of converting Mineral Resources into Mineral Reserves as part of the Odyssey Underground Mine.

An additional $11 million for 45,000 metres of drilling will be spent in the Marban area for exploration and condemnation drilling around the Marban deposit under potential mining infrastructure, as well as for the purposes of Mineral Resource conversion and expansion of the Marban deposit.

Update on Mineral Reserve and Resource Estimates

On February 12, 2026, Agnico reported Proven and Probable Mineral Reserves of 9.1 million ounces of gold at the Canadian Malartic Complex (169.94 million tonnes grading 1.66 g/t Au), Measured and Indicated Mineral Resources of 4.12 million ounces of gold (76.72 million tonnes grading 1.67 g/t Au) and Inferred Mineral Resources of 13.56 million ounces of gold (201.69 million tonnes grading 2.09 g/t Au) as at December 31, 2025.

Reserves and mineral resources at the Odyssey Underground Mine continued to grow significantly in 2025, further demonstrating the high quality nature of the East Gouldie and Odyssey North and South deposits. In total and inclusive of the mineral inventory in the previous paragraph, the Odyssey Underground Mine hosted 6.0 million ounces of gold in Proven and Probable Mineral Reserves (59.7 million tonnes grading 3.14 g/t Au), 3.4 million ounces of gold in Measured and Indicated Mineral Resources (57.8 million tonnes grading 1.85 g/t Au) and 12.7 million ounces of gold in Inferred Mineral Resources (177.7 million tonnes grading 2.21 g/t Au) at December 31, 2025. These substantial Mineral Reserves and Mineral Resources continue to support Agnico's vision for Canadian Malartic Complex to potentially expand production in the future in combination with the development of satellite orebodies in the surrounding area.

At the Odyssey South zone and Odyssey internal zone, positive reconciliation observed in the underground production and improvements to the Mineral Reserve model contributed to Mineral Reserves replacement at the Odyssey Underground Mine reaching 90%. As a result, the Mineral Reserves of the Odyssey South zone totaled 0.3 million ounces of gold (4.8 million tonnes grading 2.12 g/t Au) at December 31, 2025, similar to the previous year.

At the Canadian Malartic Mine, the continued positive reconciliation observed in the open pit and improvements to the Mineral Reserve model contributed to the addition of 115,000 ounces of gold to Mineral Reserves in the open pit during 2025. As a result, the Mineral Reserves decreased by approximately 495,000 ounces of gold while the gold production accounted for 610,000 in-situ ounces of gold.

Exploration drilling during 2025 continued to extend the limits of the East Gouldie Inferred Mineral Resource laterally to the west and to the east. As a result, Inferred Mineral Resources at the East Gouldie deposit (including the sub-parallel Eclipse zone) increased by 62% (2.8 million ounces of gold) year over year to 7.4 million ounces of gold (94.3 million tonnes grading 2.43 g/t gold) at December 31, 2025.

Drilling targeting the Eclipse zone in 2025 resulted in the declaration at year-end of initial Inferred Mineral Resources of 0.6 million ounces of gold (6.7 million tonnes grading 2.74 g/t gold) for the Eclipse zone within close proximity to the planned underground infrastructure.

For further details, see Schedule "B" entitled "Technical Information underlying the Canadian Malartic Complex".

Summary of Principal Royalties, Streams and Other Interests

As at March 27, 2026, OR Royalties owned directly or indirectly a portfolio of 179 royalties, 15 streams and 3 offtakes, as well as 7 royalty options. Currently, OR Royalties has 23 producing assets.

Producing assets (i)

Asset	Operator	Interest (ii)	Commodity	Jurisdiction

North America

Akasaba West (iii)	Agnico Eagle Mines Limited	2.5% NSR royalty	Au, Cu	Canada

Bald Mtn. Alligator Ridge / Duke & Trapper	Kinross Gold Corporation	1% / 4% GSR (iv) royalty	Au	USA

Bralorne (v)	Talisker Resources Ltd.	1.7% NSR royalty	Au	Canada

Canadian Malartic Complex	Agnico Eagle Mines Limited	3 - 5% NSR royalty	Au, Ag	Canada

Éléonore	Dhilmar Ltd.	2.2 - 3.5% NSR royalty	Au	Canada

Ermitaño	First Majestic Silver Corp.	2% NSR royalty	Au, Ag	Mexico

Gibraltar	Taseko Mines Limited	100% stream	Ag	Canada

Island Gold District	Alamos Gold Inc.	1.38 - 3% NSR royalty	Au	Canada

Lamaque Complex	Eldorado Gold Corporation	1% NSR royalty	Au	Canada

Macassa TH	Agnico Eagle Mines Limited	1% NSR royalty	Au	Canada

Pan	Minera Alamos Inc.	4% NSR royalty	Au	USA

Parral	GoGold Resources Inc.	2.4% stream	Au, Ag	Mexico

Santana	Minera Alamos Inc.	3% NSR royalty	Au	Mexico

Seabee	SSR Mining Inc.	3% NSR royalty	Au	Canada

Outside of North America

Brauna	Lipari Mineração Ltda	1% GR royalty (vi)	Diamonds	Brazil

CSA	Harmony Gold Mining Company Limited	100% stream 2.25 - 4.875% stream	Ag Cu	Australia

Dalgaranga	Ramelius Resources Limited	1.44% GR royalty	Au	Australia

Dolphin Tungsten	Group 6 Metals Limited	1.5% GR royalty	Tungsten (W)	Australia

Fruta del Norte	Lundin Gold Inc.	0.1% NSR royalty	Au	Ecuador

Mantos Blancos	Capstone Copper Corp.	100% stream	Ag	Chile

Namdini (vii)	Cardinal Namdini Mining Ltd.	2% NSR royalty	Au	Ghana

Sasa	Central Asia Metals plc	100% stream	Ag	North Macedonia

Tocantinzinho	G Mining Ventures Corp.	0.75% NSR royalty	Au	Brazil

Key exploration/evaluation and development assets

Asset	Operator	Interest (ii)	Commodity	Jurisdiction

Altar	Aldebaran Resources Inc. and Sibanye-Stillwater Ltd.	1% NSR royalty	Cu, Au	Argentina

Amulsar	United Gold (private)	3.34% Au / 49.22% Ag streams	Au, Ag	Armenia

Arctic	South32 Limited / Trilogy Metals Inc.	1% NSR royalty	Cu	USA

Antakori	Regulus Resources Inc.	0.75% - 1.5% NSR royalty	Cu, Au	Peru

Back Forty	Gold Resource Corporation	18.5% Au / 85% Ag streams	Au, Ag	USA

Cariboo	Osisko Development Corp.	5% NSR royalty	Au	Canada

Cascabel	Jiangxi Copper Company Limited(viii)	3% stream 0.6% NSR royalty	Au Cu, Au	Ecuador

Casino	Western Copper & Gold Corporation	2.75% NSR royalty	Au, Ag, Cu	Canada

Copperwood	Highland Copper Company Inc.	1.5% NSR royalty 0.115% NSR royalty	Cu Ag	USA

Eagle Gold (ix)	Victoria Gold Corp.	5% NSR royalty	Au	Canada

Hammond Reef	Agnico Eagle Mines Limited	2% NSR royalty	Au	Canada

Hermosa (Taylor)	South32 Limited	1% NSR royalty on sulphide ores	Zn, Pb, Ag	USA

Horne 5	Falco Resources Ltd.	90% - 100% stream	Ag	Canada

Marban	Agnico Eagle Mines Limited	0.435-2% NSR royalty	Au	Canada

Marimaca MOD	Marimaca Copper Corp.	1% NSR royalty	Cu	Chile

Pine Point	Pine Point Mining Limited	3% NSR royalty	Zn, Pb	Canada

Shaakichiuwaanaan	PMET Resources Inc.	2% NSR royalty	Lithium (Li)	Canada

South Railroad	Orla Mining Ltd.	100% stream	Ag	USA

Spring Valley (x)	Solidus Resources LLC	0.5 - 3.5% NSR royalty	Au	USA

Upper Beaver	Agnico Eagle Mines Limited	2% NSR royalty	Au, Cu	Canada

West Kenya	Saturn Resources Ltd.	2% NSR royalty	Au	Kenya

Wharekirauponga (WKP)	OceanaGold Corporation	2% NSR royalty	Au, Ag	New Zealand

White Pine	White Pine Copper LLC	1.5% NSR royalty 12.5% NSR royalty	Cu Ag	USA

Windfall	Gold Fields Limited	2-3% NSR royalty	Au	Canada

(i) The Renard diamond stream is excluded from producing assets as deliveries received since 2023 are only related to residual production from the care and maintenance plan.

(ii) Excluding tail royalties and streams reduction, when applicable.

(iii) The royalty covers less than half of the planned open-pit mine surface area.

(iv) Gross smelter return ("GSR").

(v) In April 2025, Talisker Resources Ltd. announced that it has begun lateral development on the Alhambra Vein at the Bralorne gold project. The Corporation received its first royalty payment in April 2025

(vi) Gross revenue royalty ("GR royalty").

(vii) During the second quarter of 2025, the Corporation received its first royalty payment from the Namdini gold mine. In January 2026, the Corporation acquired an additional 1% NSR royalty on the Namdini mine for a total royalty of 2%.

(viii) On March 4, 2026, Jiangxi Copper Company Limited completed the previously announced acquisition of SolGold plc. In connection with the acquisition, SolGold Finance AG, a wholly-owned subsidiary of SolGold plc, exercised its right to buy-back 50% of the Cascabel gold stream. As consideration for the buy-back, SolGold Finance AG delivered 4,289.84 ounces of gold to OR Royalties International on March 11, 2026, subject to transfer pricing tax.

(ix) On June 24, 2024, Victoria announced a slope failure of its heap leach facility at the Eagle Gold mine and operations have since been suspended. On August 14, 2024, PricewaterhouseCoopers Inc., LIT was appointed as receiver and manager of Victoria Gold Corp. by the Ontario Superior Court of Justice.

(x) A 2.5% to 3.0% NSR royalty is applicable to the core resource area; a separate 0.5% NSR royalty is applicable on the periphery of the property. On February 24, 2026, OR Royalties entered into a definitive agreement to acquire Terraco Gold Corp., a wholly owned subsidiary of Sailfish Royalty Corp., which indirectly owns NSR royalty assets, largely consisting of royalties that cover Solidus Resources LLC's Spring Valley Gold Project. For more information, see section "Spring Valley Gold Project" below.

Main Producing Assets

Equity Investments

OR Royalties' assets include a portfolio of shares, mainly of publicly traded companies involved in the mining industry. In certain instances, OR Royalties may invest in equity of companies concurrently with the acquisition of royalty, stream or similar interests or with the objective of improving its ability to acquire future royalties, streams or similar interests. Certain investment positions may be considered as associates under IFRS Accounting Standards as a result of the ownership held, nomination rights to the investee's board of directors and other facts and circumstances.

OR Royalties may, from time to time and without further notice, except as required by law or regulations, increase or decrease its investments at its discretion.

Main Investment

The following table presents the main investment of OR Royalties in marketable securities as at December 31, 2025:

Investment	Number of Shares Held	Ownership (%)(1)
Osisko Development	33,333,366	13.1%

(1) As of March 27, 2026, the Corporation held an interest of 10.9% in Osisko Development.

Sustainability Activities

As a capital provider, OR Royalties does not have direct control over the operations or sustainability activities of its mining partners. However, the Corporation recognizes that by supporting responsible operators, it can promote sustainable development through its investments.

In the second quarter of 2025, OR Royalties released the fifth edition of its sustainability report, Growing Responsibly, highlighting the Corporation's ESG initiatives and key performance metrics for 2024.

The following are select report highlights:

Environmental Stewardship:

• Implementation of a 2024-2027 climate strategy

• Completion of the inaugural disclosure to CDP climate change survey

• Purchase and retirement of carbon credits to offset Scope 2 and Scope 3 emissions related to employee travel and commuting

Supporting our Employees and Communities:

• Contribution of over $0.6 million towards community investments

• Introduction of an internal donation matching policy

• Receipt of the Great Place to Work® certification

• Enhancement of employee feedback and engagement mechanisms

Excellence in Governance and Oversight:

• Formal inclusion of ESG related considerations into advanced staged due diligence

• Refresh of OR Royalties' materiality assessment to reflect evolving disclosure standards

• Maintaining leading positions with ESG rating agencies

For a detailed review of OR Royalties' 2024 sustainability initiatives, refer to the fifth edition of OR Royalties' sustainability report, Growing Responsibly, published on April 17, 2025, and available on the Corporation's website.

Human Resources

As of December 31, 2025, OR Royalties had 23 employees and OR Royalties International had 4 employees.

OR Royalties has a succession plan in order to mitigate the risk of being dependent on key management. From time to time, OR Royalties may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business.

2026 Guidance and 5-Year Outlook

2026 Guidance

OR Royalties expects GEOs earned to range between 80,000 and 90,000 in 2026 at an average cash margin of approximately 97%. For the 2026 guidance, deliveries of silver, copper, and cash royalties have been converted to GEOs using commodity prices based on February 2026 consensus commodity prices and a gold/silver price ratio of 73:1.

The 2026 guidance assumes ramp-ups at both the Dalgaranga and San Gabriel mines, as well as first payments received under those gross revenue and NSR royalties from Ramelius and Buenaventura, respectively. The guidance also assumes increased payments associated with GEOs earned from the Corporation's 2.0% NSR royalty covering Cardinal Namdini Mining Ltd.'s Namdini mine. In addition, the guidance assumes relatively consistent year-over-year GEO deliveries from Capstone Copper Corp.'s Mantos Blancos mine. Finally, the guidance assumes conservative estimates of GEOs expected to be earned from Harmony CSA mine, as Harmony's ownership transition continues and the Harmony team continues to condition the asset for optimized performance over the long-term.

OR Royalties' 2026 guidance on royalty and stream interests is largely based on publicly available forecasts from its operating partners. When publicly available forecasts on properties are not available, OR Royalties obtains internal forecasts from the producers or uses management's best estimates.

5-Year Outlook

OR Royalties expects its portfolio to generate between 120,000 and 135,000 GEOs in 2030. The outlook assumes the commencement of production at Gold Fields' Windfall, South32 Limited's Hermosa/Taylor, Osisko Development Corp.'s Cariboo, Solidus Resources LLC's Spring Valley, United Gold's Amulsar and Orla's South Railroad projects, respectively. It also assumes increased production from certain other operators that are advancing expansions including Alamos Gold Inc.'s Island Gold District Expansion, amongst others. The 5-year outlook assumes there will be no GEO contribution from the Eagle Gold mine, which remains in receivership.

Beyond this growth profile, OR Royalties owns several other growth assets, which have not been factored into the 5-year outlook, as their respective development timelines are either longer, or difficult to reasonably forecast at this time. As these operators provide additional clarity on these respective assets, OR Royalties will seek to include them in future long-term outlooks.

The 5-year outlook is based on internal judgements of publicly available forecasts and other disclosures by the third-party owners and operators of the Corporation's assets and could differ materially from actual results. When publicly available forecasts on properties are not available, OR Royalties obtains internal forecasts from the operators or uses management's best estimate. The commodity price assumptions that were used in the 5-year outlook are based on current long-term consensus and a gold/silver price ratio of 82:1.

This 5-year outlook replaces the 5-year outlook previously released in February 2025, the latter of which should be considered as withdrawn. Investors should not use the current 5-year outlook to extrapolate forecast results to any year within the 5-year period (2026-2030).

Material Mineral Project

OR Royalties considers the 3-5% NSR Canadian Malartic Royalty to currently be its only material mineral project for the purposes of NI 43-101.

GENERAL DEVELOPMENT OF OR ROYALTIES' BUSINESS

The following is a description of the events that have influenced the general development of OR Royalties' business over the last three (3) completed financial years.

Board and Management Appointments

In June 2023, OR Royalties changed the role of Ms. Heather Taylor from Vice President, Investor Relations to Vice President, Sustainability and Communications.

In July 2023, OR Royalties announced the appointment of Mr. Paul Martin as its interim Chief Executive Officer, and the departure of its President and Chief Executive Officer, Mr. Sandeep Singh. OR Royalties also announced that Mr. Sean Roosen was transitioning from his role as Executive Chair of the Board to non-executive Chair of the Board.

In November 2023, OR Royalties appointed Mr. Jason Attew as President and Chief Executive Officer, effective January 2024, and Mr. Norman MacDonald as Chair of the Board, succeeding Mr. Sean Roosen, who stepped down as a director.

In January 2024, OR Royalties announced the appointment of Mr. David Smith to the OR Royalties Board and the resignation of the Honourable Mr. John R. Baird as director.

In August 2024, OR Royalties announced the appointment of Ms. Wendy Louie to the OR Royalties Board.

In November 2024, OR Royalties announced the resignation of Mr. Robert Krcmarov as director.

Mrs. Joanne Ferstman decided not to stand for re-election as director of OR Royalties at the May 2025 Annual and Special Meeting of Shareholders.

Credit Facility

In April 2024, the maturity date of the Credit Facility was extended from September 29, 2026 to April 30, 2028.

In June 2025, the Corporation amended its Credit Facility, including the conversion from a Canadian dollar denominated facility to a United States dollar denominated facility, as well as an increase in the overall size of the Credit Facility to $650 million with an extension of its maturity date to May 30, 2029.

OR Royalties' Credit Facility was completely undrawn as at the end of 2025, with an amount of $650 million available to be drawn plus an uncommitted accordion of up to $200 million.

Cascabel Royalty and Cascabel Gold Stream

In July 2024, OR Royalties International, in partnership with FNB, a wholly-owned subsidiary of Franco-Nevada Corporation (FNV: TSX & NYSE) entered into a definitive purchase and sale agreement with SolGold and certain of its wholly-owned subsidiaries, with reference to gold production from Cascabel property. Pursuant to the terms of the Cascabel Gold Stream, OR Royalties International and FNB will make initial deposits totaling $100 million to SolGold in three equal tranches to fund the Project's pre-construction costs (the "Pre-Construction Deposit"). Thereafter, OR Royalties International and FNB will make additional deposits totaling $650 million to SolGold to fund construction costs once the Project is fully financed and further derisked (the "Construction Deposit", and together with the Pre-Construction Deposit, the "Deposit"). OR Royalties International will provide 30% of the Deposit in exchange for a 30% interest in the Cascabel Gold Stream and FNB will provide 70% of the Deposit in exchange for a 70% interest in the Cascabel Gold Stream.

In July 2025, OR Royalties International completed the second payment of $10.0 million on the Cascabel Gold Stream.

On December 12, 2025, SolGold announced that Jiangxi Copper Company Limited ("JCC") had made a revised non-binding indicative cash offer for the entire issued and to be issued share capital of SolGold, other than the shares already owned by JCC at a price of 28 pence in cash per SolGold share, for an aggregate value of £842 million ($1.1 billion). On March 4, 2026, JCC completed the previously announced acquisition of SolGold.

OR Royalties owns a 0.6% NSR royalty over the entire Cascabel property covering approximately 4,979 hectares. SolGold and/or the owner of the project has the right to buy down one-third of the NSR on November 30, 2026 in exchange for a one-time cash payment of approximately $35.0 million. Beginning in 2030 and until the end of 2039, OR Royalties will receive minimum annual payments under the NSR of $4.0 million.

In connection with the acquisition of SolGold by JCC, SolGold Finance AG, a wholly-owned subsidiary of SolGold, exercised its right to buy-back 50% of the Cascabel Gold Stream. As consideration for the buy-back, SolGold Finance AG delivered 4,289.84 ounces of gold to OR Royalties International on March 11, 2026, subject to transfer pricing tax. Following the buy-back, deliveries under the Cascabel Gold Stream will equal 3% of contained gold produced from Cascabel until 112,500 ounces of gold have been delivered, and 1.8% thereafter for the remaining life of the mine. The remaining deposits owing by OR Royalties International pursuant to the Cascabel Gold Stream agreement have also been reduced by 50%.

CSA Silver Stream

In June 2023, OR Royalties International closed the CSA Silver Stream with MAC Copper (formerly Metals Acquisition Limited) concurrently with the closing of the acquisition by MAC Copper of the producing CSA Mine in New South Wales, Australia from a subsidiary of Glencore plc. The closing date of the CSA Acquisition Transaction and the Silver Stream was June 15, 2023 (the "Closing Date"). Pursuant to the CSA Silver Stream, OR Royalties International paid an upfront cash deposit to MAC Copper of $75.0 million. OR Royalties International will purchase an amount of refined silver equal to 100% of the payable silver produced from CSA Mine for the life of the mine and will make ongoing payments for refined silver delivered equal to 4% of the spot silver price at the time of delivery. The deliveries under the CSA Silver Stream accrued as of February 1, 2023. MAC Copper has granted OR Royalties International a right of first refusal in respect of the sale, transfer or buy-back of any royalty, stream or similar interest in the products mined or otherwise extracted from any property owned or acquired by MAC Copper or an affiliate between the Closing Date and the later of the seventh anniversary of the Closing Date or the date on which OR Royalties International or any affiliate ceases to hold or control more than 5% of the issued and outstanding common shares of MAC Copper.

CSA Copper Stream

In June 2023, OR Royalties International closed the CSA Copper Stream with MAC Copper concurrently with the closing of the CSA Acquisition Transaction. Pursuant to the CSA Copper Stream, OR Royalties International paid an upfront cash deposit to MAC Copper of $75.0 million. OR Royalties International will be entitled to receive refined copper equal to 3.0% of payable copper produced from CSA Mine until the 5th anniversary of the Closing Date, then 4.875% of payable copper produced from CSA Mine until 33,000 metric tonnes have been delivered in aggregate, and thereafter 2.25% of payable copper produced from CSA Mine for the remaining life of the mine. OR Royalties International will make ongoing payments for refined copper delivered equal to 4% of the spot copper price at the time of delivery. On the 5th anniversary of the Closing Date, MAC Copper will have the option to exercise certain buy-down rights by paying a one-time cash payment of $20.0 million to $40.0 million to OR Royalties International. MAC Copper and certain of its subsidiaries, including the operating subsidiary following closing of the CSA Acquisition Transaction, provided OR Royalties International with corporate guarantees and other security over their assets for its obligations under the CSA Copper Stream. The deliveries under the CSA Copper Stream commenced in the first week of July 2024. As of December 31, 2025, a total of 1,748 tonnes of copper have been delivered to OR Royalties International under the stream agreement.

In conjunction with the CSA Silver Stream and the CSA Copper Stream, OR Royalties International subscribed for $40.0 million in equity of MAC Copper as part of its concurrent equity financing.

On May 27, 2025, MAC Copper announced that it had entered into a binding scheme implementation deed with Harmony and Harmony Gold (Australia) Pty Ltd, a wholly-owned subsidiary of Harmony, under which it was proposed that Harmony Australia would acquire 100% of the issued share capital in MAC Copper in exchange for $12.25 cash per MAC Copper share. The transaction closed in October 2025 and OR Royalties International received proceeds of $49.0 million in exchange for its 4.0 million shares of MAC Copper, generating a gross profit of $9.0 million or 22% over a period of approximately 2 years.

Gibraltar Silver Stream Amendments

In June 2023, OR Royalties completed certain amendments to its 75% Gibraltar Silver Stream with respect to the Gibraltar mine, located in British Columbia, Canada, which is operated by a wholly-owned subsidiary of Taseko. On March 15, 2023, Taseko announced the completion of its acquisition of an additional 12.5% interest in Gibraltar mine from Sojitz Corporation, giving Taseko an effective 87.5% interest. OR Royalties and Taseko have amended the Gibraltar Silver Stream to increase OR Royalties' effective stream percentage by 12.5% to 87.5%. Further to this, OR Royalties and Taseko have also extended the step-down silver delivery threshold to coincide with Taseko's recently updated Mineral Reserve estimate for Gibraltar mine. OR Royalties paid total consideration of $10.25 million to Taseko, and committed to help support ongoing ESG initiatives at Gibraltar mine with $50,000 per year for the following three years.

In December 2024, OR Royalties completed other amendments to its Gibraltar Silver Stream with respect to the Gibraltar mine. OR Royalties and Taseko have amended the Gibraltar Silver Stream to increase OR Royalties' attributable silver percentage by 12.5% to 100%. Further to this, OR Royalties and Taseko also extended the step-down silver delivery threshold to coincide with Taseko's recently updated Mineral Reserve estimate for Gibraltar mine. Once a total of 6.8 million ounces of silver has been delivered, the refined silver to be delivered will be reduced to 35% of the payable silver produced at Gibraltar mine thereafter. There is no cash transfer price payable by OR Royalties at the time of delivery for the silver ounces delivered. As of December 31, 2025, a total of 1.6 million ounces of silver have been delivered under the stream agreement.

Copper and Gold NSR Royalty - Costa Fuego Copper-Gold Project

In July 2023, OR Royalties closed the acquisition of a 1.0% copper NSR royalty and a 3.0% gold NSR royalty from Hot Chili covering the Costa Fuego copper-gold project in Chile, for a total cash consideration of $15.0 million. As part of the transaction, OR Royalties granted Hot Chili an option to buy-down a portion of the royalty, which can only occur upon a change of control and which is exercisable until the fourth anniversary of the transaction closing date. The buydown option reduces each of the copper and gold royalty percentages by 0.5% (resulting in a 0.5% copper NSR royalty and 2.5% gold NSR royalty), in exchange for payment in an amount equal to 130%, 140%, or 150% of the up-front price paid by OR Royalties if exercised before the 2nd, 3rd or 4th anniversary of the transaction close. As part of the transaction, Hot Chili also granted OR Royalties a corporate right of first offer on all future potential royalty and streaming opportunities, as well as certain other rights on proposed future royalty financings.

NSR Royalty - Namdini Gold Project

In October 2023, OR Royalties closed the acquisition of a 1.0% NSR royalty from Savannah covering the Namdini gold project in Ghana for total consideration of $35.0 million. Namdini is controlled and will be operated by Shandong Gold Co Ltd. through its subsidiary Cardinal Namdini Mining Limited, which is owned in partnership with a subsidiary of China Railway Construction Group Corp Ltd.

On January 29, 2026, OR Royalties announced that it has acquired an additional 1.0% NSR royalty covering Namdini, with an effective date as of October 1, 2025. OR Royalties has closed the transaction with Savannah, acquiring Savannah's remaining 50% interest in the 2.0% NSR royalty for total consideration of up to $103.5 million.

Eagle Gold Mine

On June 24, 2024, Victoria announced that the heap leach facility at the Eagle Gold mine experienced a failure. Operations were suspended while the site operations team, along with management and the Yukon government officials continued to assess the situation and gathered information. Victoria confirmed that there had been some damage to the infrastructure and a portion of the failure had left containment. Subsequently, on July 4, 2024, Victoria advised that it had received notices of default from its lenders under the credit agreement dated December 18, 2020. A default under the Eagle Royalty Agreement dated April 13, 2018 was also triggered and, consequently, OR Royalties provided a notice of default to Victoria on July 4, 2024. On July 12, 2024 and July 30, 2024, Victoria reported that there can be no assurance that the company will have the financial resources necessary to repair the damage to the equipment and facilities, to remediate the impacts caused by the incident or to restart production.

On August 14, 2024, Victoria announced that the Ontario Superior Court of Justice (Commercial List) had granted an order appointing PwC to administer the assets and liabilities formerly under the control of Victoria at the direction of the Yukon Government and under the supervision of the court. Later in August 2024, Yukon government confirmed its intention to launch the receivership in a way that would allow the mine to reopen and resume mining once work cleaning up from the landslide was completed under the receiver's direction. In the longer-term, it is intended that mining and processing should be able to fully resume at Eagle Gold Mine once the necessary work has been done to ensure safety and environmental security.

An independent review board ("IRB") was created to identify the causes of the failure by performing an independent review of the design, construction, operation, maintenance and monitoring of the heap leach facility. The IRB released its report on July 2, 2025, which concluded that the cause of failure was the accumulation of a series of adverse conditions and events, starting with a local failure in the oversteepened area of the south slope.

On January 5, 2026, the credit agreement between the Government of Yukon and the receiver was extended to April 1, 2026. As part of the receivership, BMO Nesbitt Burns Inc. has been appointed as the receiver's financial advisor to assist in the development and implementation of a sale process for the Eagle Gold mine. The sale process remains ongoing.

OR Royalties holds a 5% NSR royalty on Eagle Gold mine until 97,500 ounces of gold have been delivered and a 3% NSR royalty thereafter. As of December 31, 2024, a total of 32,667 ounces of gold have been delivered under the royalty agreement. OR Royalties' royalty covers the entire Dublin Gulch property including the Eagle and Olive deposits. In addition, OR Royalties has various protections with respect to its royalty including: (i) security over the property, (ii) a registered interest in land recorded with the Yukon territory, and (iii) an intercreditor agreement with the senior lending syndicate. Along with its second quarter 2024 financial results, OR Royalties recognized a full non-cash impairment loss of $49.6 million ($36.4 million, net of income taxes) based on OR Royalties' assessment of the current facts and circumstances at the time.

Windfall Project

On October 28, 2024, Gold Fields completed the acquisition of Osisko Mining granting Gold Fields full ownership of the Windfall project, located in the Northern Quebec region, by acquiring all the issued and outstanding common shares of Osisko Mining at a price of C$4.90 per share in an all-cash transaction valued at approximately C$2.16 billion. OR Royalties has a 2-3% NSR Royalty on the Windfall Project.

Dalgaranga Gold Project

In December 2024, OR Royalties acquired a 1.8% GR royalty on Dalgaranga (the "Dalgaranga Royalty") operated by Ramelius Resources Ltd. (formerly Spartan Resources Limited) in Western Australia for $44 million and a 1.35% GR royalty on additional regional exploration licenses in proximity to Dalgaranga for $6 million.

In July 2025, OR Royalties received an early buyback notice from Ramelius Resources Limited, for 20% of the Dalgaranga Royalty, reducing the GR royalty rate on Dalgaranga from 1.8% to 1.44%, and reducing the GR royalty rate on additional regional exploration licenses in proximity to Dalgaranga from 1.35% to 1.08%.

South Railroad Project

On May 19, 2025, OR Royalties International completed the acquisition of 100% of the South Railroad Silver Stream from a fund managed by Orion Resource Partners (USA) LP ("Orion") with reference to production from Orla Mining Ltd.'s South Railroad project and Jasperiod Wash deposit (collectively, the "South Railroad Project") located in Elko County, Nevada, USA. First production from South Railroad could occur as early as 2027. South Railroad is expected to be an open-pit heap-leach mine, using conventional processing methods, resulting in on-site doré production.

Pursuant to the South Railroad Silver Stream agreement, OR Royalties International will purchase refined silver equal to 100% of the recovered silver produced from the South Railroad Project for the life of mine at a price equal to 15% of the prevailing market price of silver. The South Railroad Silver Stream is secured by the property and assets relating to the South Railroad Project. OR Royalties International paid Orion $13 million on closing representing the total consideration for the purchase of the South Railroad Silver Stream.

New Portfolio of Precious Metals Assets from Gold Fields

On February 18, 2026, OR Royalties entered into a definitive agreement with affiliates of Gold Fields to acquire a high-quality portfolio of precious metals assets (the "Portfolio") consisting of eight royalties for a total consideration of $115 million. The Portfolio includes:

1. a 1.5% NSR royalty on Buenaventura's producing San Gabriel gold and silver mine, located in the Province of General Sánchez Cerro, Peru;

2. a 1.0% NSR royalty on Galiano Gold Inc.'s Nkran project in Ghana; the 1.0% royalty is payable after initial production of 100,000 ounces of gold, but is also capped at 447,000 ounces of gold, which, based on plans outlined by Galiano, would see an expected and approximate 2,000 - 2,500 GEOs delivered to OR Royalties in both the 2029 and 2030 calendar years, respectively;

3. a 2.0% NSR royalty on Torque Metals Ltd.'s Paris gold project, in Western Australia;

4. a 2.5% net profits interest royalty over Freeport McMoran Inc.'s and Amarc Resources Ltd.'s JOY district exploration project, in British Columbia; the joint venture partners have the ability to re- purchase 50% of the 2.5% net profits interest royalty for C$2.5 million at any time;

5. other additional royalties, including a 2.0% NSR royalty over Northern Star Resources Ltd.'s Warrida Well tenements in Western Australia, a 2.0% NSR royalty over Vizsla Copper Corp.'s Woodjam copper exploration project located in British Columbia, and a 0.5-1.0% NSR royalty over Mineral Resources Ltd.'s Kambalda Lithium project in Western Australia;

6. certain other rights, including a right-of-first offer on Gold Fields' 2.0% NSR royalty covering CD Capital Natural Resources Fund III's Suhanko platinum-group metals project located in Lapland, Finland.

Separate to the Portfolio, OR Royalties has agreed to pay Gold Fields an additional $52 million in exchange for deferred payment obligations totaling $60 million, which $30 million is payable on or before December 31, 2026, and another $30 million is payable upon production of an aggregate of 100,000 ounces of gold from Nkran project.

Spring Valley Gold Project

On February 24, 2026, OR Royalties entered into a definitive agreement to acquire Terraco Gold Corp., a wholly-owned subsidiary of Sailfish Royalty Corp., which indirectly owns NSR royalty assets, largely consisting of royalties that cover Solidus Resources LLC's Spring Valley Gold Project ("Spring Valley") located in Pershing County, Nevada, USA, for a total cash consideration of $168 million (the "Transaction"). The NSR royalties that are being acquired as part of the Transaction include:

1. an effective 3.0% NSR royalty on the Schmidt Claim Block;

2. a 1.0% NSR royalty on a portion of the proposed open pit at Spring Valley;

3. a 0.5% NSR royalty on another portion of the proposed open pit at Spring Valley;

4. a 2.0% NSR royalty on the Moonlight Property, which is an adjacent land package to Spring Valley.

For more information on the Transaction and the NSR royalties that are being acquired, please refer to OR Royalties' news release dated February 24, 2026 titled "OR Royalties Announces Acquisition of Additional Royalties on Spring Valley in Nevada" filed on www.sedarplus.ca.

The Transaction is subject to the approval of the TSX Venture Exchange and other customary closing conditions, and is expected to be completed in the first half of 2026.

Significant Acquisitions

OR Royalties has not completed any significant acquisition during its most recently completed financial year and for which disclosure is required under Part 8 of NI 51-102.

RISK FACTORS

In evaluating OR Royalties and its business, the readers should carefully consider the risk factors which follow. These risk factors may not be a definitive list of all risk factors associated with an investment in OR Royalties or in connection with the business and operations of OR Royalties.

Commodity Price Risks

Changes in the market price of the commodities underlying OR Royalties' interests may affect the profitability of OR Royalties and the revenue generated therefrom

The revenue derived by OR Royalties from its portfolio of royalties, streams and other interests and investments might be significantly affected by changes in the market price of the commodities underlying its agreements. Commodity prices, including those to which OR Royalties is exposed, fluctuate on a daily basis and are affected by numerous factors beyond the control of OR Royalties, including levels of supply and demand, industrial development levels, inflation and the level of interest rates, the strength of the U.S. dollar and geopolitical factors. All commodities, by their nature, are subject to wide price fluctuations and future material price declines could result in a decrease in revenue or, in the case of severe declines that cause a suspension or termination of production by relevant operators, a complete cessation of revenue from royalties, streams or other interests applicable to one or more relevant commodities. Moreover, the broader commodity market tends to be cyclical, and a general downturn in overall commodity prices could result in a significant decrease in overall revenue. Any such price decline may result in a material adverse effect on OR Royalties' profitability, results of operations and financial condition. Furthermore, in connection with increasing geopolitical tensions related to the ongoing conflict in Eastern Europe and in the Middle East, and, as applicable, economic sanctions imposed in relation thereto, as well as a trade war and new tariffs barriers, further volatility in commodity and input prices has been encountered. Further escalation of geopolitical tensions could have a broader impact that expands into commodities and markets where OR Royalties carries on business activities, which could adversely affect its business and/or supply chain, the economic conditions under which OR Royalties operates, and its counterparties.

Hedging Risk

OR Royalties has a foreign exchange hedging policy and may consider adopting a precious metal policy that permits hedging its foreign exchange and precious metal price exposures to reduce the risks associated with currency and precious metal price fluctuations. Hedging involves certain inherent risks including: (a) credit risk - the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with OR Royalties or adversely affect the financial and other terms the counterparty is able to offer OR Royalties; (b) market liquidity risk - the risk that OR Royalties has entered into a hedging position that cannot be closed out quickly, by either liquidating such hedging instrument or by establishing an offsetting position; and (c) unrealized fair value adjustment risk - the risk that, in respect of certain hedging products, an adverse change in market prices for commodities, currencies or interest rates will result in OR Royalties incurring losses in respect of such hedging products as a result of the hedging products being out-of-the money on their settlement dates. There is no assurance that a hedging policy designed to reduce the risks associated with foreign exchange/currency or precious metal price fluctuations would be successful. Although hedging may protect OR Royalties from adverse changes in foreign exchange/currency or precious metal price fluctuations, it may also prevent OR Royalties from fully benefitting from positive changes.

Third-Party Operator Risks

OR Royalties has limited access to data regarding the operation of mines in which it has royalties, streams or other interests

As a holder of royalties, streams or other interests, OR Royalties does not serve as the mine's operator and has little or no input into how the operations are conducted. As such, OR Royalties has varying access to data on the operations or to the actual properties themselves. This could affect its ability to assess the value of its interest or enhance the performance thereof. It is difficult or impossible for OR Royalties to ensure that the properties are operated in its best interest. Payments related to OR Royalties' royalties, streams or other interests may be calculated by the payors in a manner different from OR Royalties' projections. OR Royalties does, however, have rights of audit with respect to such royalties, streams or other interests.

Production Estimates, Forecasts and Outlook

The Corporation prepares estimates, forecasts and outlook of future attributable production from the mining operations of the assets on which the Corporation holds a royalty, stream or other interests ("Mining Operations") and relies on public disclosure and other information it receives from the owners, operators and independent experts with respect to Mining Operations to prepare such estimates, forecast or outlook. Such information is necessarily imprecise because it depends upon the judgment of the individuals who operate the Mining Operations as well as those who review and assess the geological and engineering information. These production estimates and projections are based on existing mine plans and other assumptions with respect to the Mining Operations which change from time to time, and over which the Corporation has no control, including the availability, accessibility, sufficiency and quality of ore, the costs of production, the operators' ability to sustain and increase production levels, the sufficiency of infrastructure, the performance of personnel and equipment, the ability to maintain and obtain mining interests and permits and compliance with existing and future laws and regulations. Any such information is forward-looking and no assurance can be given that such production estimates and projections will be achieved. Actual attributable production may vary from the Corporation's estimates, forecast and outlook for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; actual ore mined being less amenable than expected to mining or treatment; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; delays in the commencement of production and ramp up at new mines; revisions to mine plans; unusual or unexpected orebody formations; risks and hazards associated with the Mining Operations, including but not limited to cave-ins, rock falls, rock bursts, pit wall failures, seismic activity, weather related complications, fires or flooding or as a result of other operational problems such as production drilling challenges, power failures or a failure of a key production component such as a hoist, an autoclave, a filter press or a grinding mill; and unexpected labour shortages, strikes, local community opposition or blockades. Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in the Corporation's failure to achieve the production estimates, forecasts or outlook currently anticipated. If the Corporation's production estimates, forecasts or outlook prove to be incorrect, it may have a material adverse effect on the Corporation.

OR Royalties has little or no control over Mining Operations in which it holds royalties, streams or other interests

OR Royalties has few or no contractual rights relating to the operation or development of mines in which it only holds royalties, streams or other interests. OR Royalties may not be entitled to any material compensation if these Mining Operations do not meet their forecasted production targets in any specified period or if the mines shut down or discontinue their operations on a temporary or permanent basis. Certain of these properties may not commence production within the time frames anticipated, if at all, and there can be no assurance that the production, if any, from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the mines or their successors may decide to suspend or discontinue operations. OR Royalties is subject to the risks that the mines shut down on a temporary or permanent basis due to issues including, but not limited to, economic, lack of financial capital, floods, fire, environmental incident, mechanical malfunctions, social unrest, expropriation, community relations and other risks. These issues are common in the mining industry and can occur frequently.

OR Royalties is dependent on the payment or delivery of amounts for royalties, streams or other interests by the owners and operators of certain properties and any delay in or failure of such payments or deliveries will affect the revenues generated by OR Royalties' asset portfolio

Royalties, streams and other interests in natural resource properties are largely contractual in nature. Parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects. To the extent grantors of royalties, streams or other interests do not abide by their contractual obligations, OR Royalties would be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and there is no guarantee of success. While any proceedings or actions are pending, or if any decision is determined adversely to OR Royalties, such litigation may have a material adverse effect on OR Royalties' profitability, results of operations and financial condition.

In addition, OR Royalties is dependent to a large extent upon the financial viability and operational effectiveness of owners and operators of the relevant properties. Payments and/or deliveries from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments and/or deliveries may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, the ability or willingness of smelters and refiners to process mine products, recovery by the operators of expenses incurred in the operation of the properties, the establishment by the operators of Mineral Reserves for such expenses or the insolvency of the operator. OR Royalties' rights to payment and/or delivery under the royalties, streams or other interests must, in most cases, be enforced by contract without the protection of a security interest over property that OR Royalties could readily liquidate. This inhibits OR Royalties' ability to collect outstanding royalties, streams or other interests upon a default. In the event of a bankruptcy of an operator or owner, OR Royalties may have a limited prospect for full recovery of revenues. Failure to receive any payments and/or deliveries from the owners and operators of the relevant properties may result in a material and adverse effect on OR Royalties' profitability, results of operation and financial condition.

OR Royalties is exposed to risks related to exploration, permitting, construction and/or development in relation to the projects and properties in which it holds a royalty, stream or other interest

Many of the projects or properties in which OR Royalties holds a royalty, stream or other interest in are in the exploration, permitting, construction and/or development stage and such projects are subject to numerous risks, including but not limited to, delays in obtaining equipment, materials and services essential to the exploration, construction and development of such projects in a timely manner, delays or inability to obtain required permits, changes in environmental regulations or other regulations, currency exchange rates, labour shortages, cost escalations and fluctuations in metal prices. There can be no assurance that the owners or operators of such projects will have the financial, technical and operational resources to complete exploration, permitting, construction and/or development of such projects in accordance with current expectations or at all. It is also possible that such owners or operators will require additional capital in order for their projects to become producing mines. OR Royalties may be asked to provide additional capital to these entities and may decide to do so to preserve the value of its initial investment. There is a risk that the carrying values of certain of OR Royalties' assets may not be recoverable if the operating entities cannot raise additional capital to continue to explore and develop their assets. The value of OR Royalties' interests in these projects could thus be negatively affected by many factors, some of which cannot be assessed at the time of investment. Although OR Royalties undertakes a due diligence process for every investment, mining exploration and development are subject to many risks, and it is possible that the value realized by OR Royalties be less than the original investment.

Some agreements may provide limited recourse in particular circumstances which may further inhibit OR Royalties' ability to recover or obtain equitable relief in the event of a default under such agreements

OR Royalties' rights to payment under royalties, streams or other interests must, in most cases, be enforced by contract. OR Royalties' ability to collect outstanding royalties, streams or other interests, or obtain equitable relief upon cases of default, might be limited pursuant to such contracts. Certain royalty and stream agreements provide for certain protections and security interests in favour of OR Royalties. However, security arrangements may be difficult to realize upon and also be subordinate, which may cause OR Royalties to be at a disadvantage in the event of a default. In the event of a bankruptcy, it is possible that an operator or owner claims that OR Royalties should be treated as an unsecured creditor and that OR Royalties' rights should be terminated in an insolvency proceeding. Failure to receive payments from the owners and operators of the relevant properties, or termination of OR Royalties' rights, may result in a material and adverse effect on OR Royalties' profitability, results of operations and financial condition.

Risks related to mining operations

Mining operations involve significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate or adequately mitigate. Major expenditures are required to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly volatile; and governmental regulations, including those relating to prices, taxes, royalties, land tenure, land use, allowable production, importing and exporting of minerals and environmental protection.

Thus, OR Royalties' business might be impacted by such risks inherent to mining operations and is dependent, among other things, on mining operations conducted by third parties.

OR Royalties may acquire royalties, streams or other interests in respect of properties that are speculative and there can be no guarantee that mineable deposits will be discovered or developed

Exploration for metals and minerals is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures made by the operator of any given project will result in discoveries of commercial quantities of minerals on lands where OR Royalties holds royalties, streams or other interests.

If mineable deposits are discovered, substantial expenditures are required to establish Mineral Reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on terms acceptable to the operator or at all. Although, in respect of these properties, OR Royalties intends to only hold royalties, streams or other interests and not be responsible for these expenditures, the operator may not be in a financial position to obtain the necessary funds to advance the project.

OR Royalties may not complete any announced transactions and acquired assets may expose OR Royalties to exploration and development risk

OR Royalties is in the business of bidding for, and may acquire royalties, streams or other interests in respect of a variety of assets, including those that are based on properties that are speculative and there can be no guarantee that anticipated returns will be realized or, in relation to earlier stage projects, that mineable deposits will be discovered or developed.

OR Royalties is engaged in the business to acquire royalties, streams and other interests in mining assets. From time to time, the Corporation may enter into binding transactions to acquire, or create through investments, such assets. There can be no assurances the Corporation will successfully complete any announced transactions as a variety of conditions may exist that need to be waived or satisfied prior to completion. There can be no certainty that proposed benefits of transactions to acquire such assets will be realized as anticipated.

Certain of the assets acquired by the Corporation involve exposure to exploration and development risks.

Buy-back and Buy-down Rights

Certain of OR Royalties' streams, royalties and other similar interests are, and future interests may be, subject to buy-back and buy-down rights held by the applicable counterparty. These rights may permit an operator, under specified conditions and upon payment of an agreed amount, to permanently eliminate or reduce the Corporation's interest or entitlement under the relevant stream, royalty or similar arrangement.

If an operator exercises a buy-back or buy-down right, the affected asset may generate lower revenue or no revenue for the Corporation going forward, and the Corporation may be unable to replace the lost cash flows on comparable terms or within an acceptable timeframe. The exercise of these rights could therefore materially and adversely affect OR Royalties' revenue, profitability, results of operations, financial condition and cash flows.

Operational Risks

The properties on which OR Royalties holds royalties, streams or other interests are subject to exploration and mining risks

OR Royalties seeks to acquire royalties, streams or other interests in mineral properties or equity interests in companies that have exploration properties, advanced staged development projects or operating mines. Royalties, streams or other interests are non-operating interests in mining projects that provide the right to revenue or production from the project after deducting specified costs, if any. Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. The long-term profitability of OR Royalties' operations will be in part directly related to the cost and ultimate success of the operating mines in which OR Royalties has royalties, streams or other interest or the companies in which OR Royalties has equity interests, which may be affected by a number of factors beyond OR Royalties' control.

Operating a producing mine involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which OR Royalties has a direct or indirect interest are and will be subject to all the hazards and risks normally incidental to exploration, development and production of Mineral Resources and Mineral Reserves, any of which could result in work stoppages, damage to property, and possible environmental damage.

Hazards such as unusual or unexpected geological formations and other conditions such as fire, power outages, flooding, explosions, cave-ins, landslides and the inability to obtain suitable machinery, equipment or labour are involved in mineral exploration, development and operation. Operating companies which operate on properties on which OR Royalties has royalties, streams or other interests may become subject to liability for pollution, cave-ins, slope failures or hazards against which they cannot insure or against which they may elect not to insure. The payment of such liabilities may have a material, adverse effect on the financial position of such operating companies, and in turn, may have a material adverse effect on the financial position of OR Royalties.

In addition, labour disruptions are a hazard to mineral exploration, development and operation. There is always a risk that strikes or other types of conflict with unions or employees may occur at any one of the properties on which OR Royalties may hold royalties, streams or other interests. Although it is uncertain whether labour disruptions will be used to advocate labour, political or social goals in the future, labour disruptions could have a material adverse effect on the results of operations of the mineral properties in which OR Royalties may hold an interest.

Agreements pertaining to royalties, streams or other interests are based on mine life and in some instances a drop in metal prices or a change in metallurgy may result in a project being shut down with a material, adverse effect on that company's financial position, and in turn, may have a material adverse effect on the financial position of OR Royalties.

The properties on which OR Royalties holds royalties, streams or other interests may require permits, licenses or consents

The properties on which OR Royalties holds royalties, streams or other interests, including the mine operations, may require licenses and permits from various governmental authorities or consents from third parties. There can be no assurance that the operator of any given project will be able to obtain or maintain, in a timely manner and on terms favourable to such operator, (i) all necessary licenses and permits that may be required to carry out exploration, development and Mining Operations or (ii) required consents from third parties.

Mineral Resource and Mineral Reserve estimates have inherent uncertainty

Mineral Resource and Mineral Reserve figures are only estimates. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. While OR Royalties believes that the Mineral Resource and Mineral Reserve estimates, as applicable, in respect of properties in which OR Royalties holds royalties, streams or other interests reflect best estimates performed by or on behalf of the owner of such properties, the estimating of Mineral Resources and Mineral Reserves is a subjective process and the accuracy of Mineral Resource and Mineral Reserve estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting available engineering and geological information. There is significant uncertainty in any Mineral Resource and Mineral Reserve estimate and the actual deposits encountered and the economic viability of a deposit may differ materially from estimates.

Estimated Mineral Resources and Mineral Reserves may have to be re-estimated based on changes in prices of gold or other minerals, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence such estimates. In addition, Mineral Resources are not Mineral Reserves and there is no assurance that any Mineral Resource estimate will ultimately be reclassified as proven or Probable Mineral Reserves. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

If operators reduce their Mineral Reserves and Mineral Resources on properties underlying OR Royalties' royalties, streams or other interests, this may result in a material and adverse effect on OR Royalties' profitability, results of operations, financial condition and the trading price of OR Royalties' securities.

Economics of developing mineral properties

Mineral exploration and development is speculative and involves a high degree of risk. While the discovery of an ore body may result in substantial rewards, few properties which are explored are commercially mineable and ultimately developed into producing mines. There is no assurance that any exploration properties will be commercially mineable.

Should any Mineral Resources and Mineral Reserves exist, substantial expenditures will be required to confirm Mineral Reserves which are sufficient to commercially mine and to obtain the required environmental approvals and permitting required to commence commercial operations. The decision as to whether a property contains a commercially viable mineral deposit and should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (a) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies and construction of production facilities; (b) availability and costs of financing; (c) ongoing costs of production; (d) metal prices; (e) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (f) political climate and/or governmental regulation and control. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits, and availability of adequate financing.

Factors beyond the control of OR Royalties

The potential profitability of mineral properties is dependent upon many factors beyond OR Royalties' control. For instance, world prices of and markets for minerals are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of minerals from mined ore (assuming that such mineral deposits are known to exist) may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways OR Royalties cannot predict and are beyond OR Royalties' control, and such fluctuations will impact on profitability and may eliminate profitability altogether. A trade war or new tariffs barriers may potentially lead to increased or decreased in royalties or stream revenues due to higher or lower metal prices, but the overall effect would depend on changes in demand, production strategies, and operational costs. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of OR Royalties.

Infectious Disease Outbreaks

OR Royalties faces risks related to health epidemics, pandemics and other outbreaks of infectious diseases, which could significantly disrupt, directly or indirectly, its operations and may materially and adversely affect its business and financial conditions.

OR Royalties' business could be adversely impacted by the effects of epidemics or pandemics. The extent to which an epidemic or pandemic impacts OR Royalties' business, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of an outbreak and the actions taken to contain or treat such outbreak. In particular, the potential extraordinary actions taken by public health and governmental authorities to contain the spread of infectious decease outbreaks, including travel bans, social distancing, quarantines, stay-at-home orders and similar mandates to reduce or cease normal operations, could materially and adversely impact OR Royalties' business including without limitation, employee health, workforce productivity, increased insurance premiums, limitations on travel, the availability of industry experts and personnel, operations and business of third-party operators and owners of properties in which OR Royalties holds a royalty, stream or other interest, and other factors that could depend on future developments beyond OR Royalties' control, which may have a material and adverse effect on its business, financial condition and results of operations. There can be no assurance that OR Royalties' personnel will not be impacted by these epidemics, pandemics or other outbreaks of infectious diseases and governmental measures and ultimately see its workforce productivity reduced or incur increased medical costs / insurance premiums as a result of these health risks.

In addition, a significant outbreak of infectious diseases could result in a widespread global health crisis that could adversely affect global economies and financial markets resulting in an economic downturn that could have an adverse effect on the demand for precious metals and OR Royalties' future prospects.

Influence of third-party stakeholders

The lands held by the companies in which OR Royalties has royalties, streams or other interests, and the roads or other means of access which they utilize or intend to utilize in carrying out work programs or general business mandates, may be subject to interests or claims by third-party individuals, groups or companies. In the event that such third parties assert any claims, work programs may be delayed even if such claims are not meritorious or the scope of the work may otherwise be affected. Such delays may result in significant financial loss and loss of opportunity for OR Royalties.

Community Relations and Social License

Maintaining a positive relationship with the communities is critical to continuing successful operation of existing mines as well as construction and development of existing and new projects. Community support is a key component of a successful mining project or operation.

Companies that own projects in which OR Royalties has royalties, streams or other interests may come under pressure in the jurisdictions in which they respectively operate, or will operate in the future, to demonstrate that other stakeholders (including employees, communities surrounding operations and the countries in which they respectively operate) benefit and will continue to benefit from their commercial activities, and/or that they operate in a manner that will minimize any potential damage or disruption to the interests of those stakeholders. Such companies may face opposition with respect to their respective current and future development and exploration projects which could materially adversely affect their business, results of operations, financial condition and, by way of consequence, OR Royalties' business and share price.

Community relations are impacted by a number of factors, both within and outside of OR Royalties' control. Relations may be strained or social license lost by poor performance in areas such as health and safety, environmental impacts from the mine, increased traffic or noise. External factors such as press scrutiny or other distributed information from media, governments, non-governmental organizations or interested individuals can also influence sentiment and perceptions toward OR Royalties or the companies which own projects in which OR Royalties has royalties, streams or other interests and their respective operations.

Surrounding communities may affect operations and projects through restriction of site access for equipment, supplies and personnel or through legal challenges. This could interfere with work operations and potentially pose a security threat to employees or equipment. Social license may also impact the permitting ability, reputation and ability to build positive community relationships in exploration areas or around newly acquired properties.

Erosion of social licence or activities of third parties seeking to call into question social licence may have the effect of slowing down the development of new projects and potentially may increase the cost of constructing and operating these projects. Productivity may be reduced due to restriction of access, requirements to respond to security threats or proceedings initiated or delays in permitting and there may also be extra costs associated with improving the relationship with the surrounding communities.

Foreign operation risk

Certain properties held by companies in which OR Royalties has royalties, streams or other interests are located outside of Canada. The ownership, development and operation of these properties may be subject to additional risks associated with conducting business in foreign countries, including, depending on the country, nationalization and expropriation, social unrest, political and economic instability, lack of infrastructure, less developed legal and regulatory systems, uncertainties in perfecting mineral titles, crime, violence, corruption, trade barriers, exchange controls and material changes in taxation. These risks may, among other things, limit or disrupt the ownership, development or operation of properties, mines or projects to which such properties relate, restrict the movement of funds, or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation.

Information Systems and Cybersecurity

OR Royalties relies on its IT infrastructure to meet its business objectives. OR Royalties uses different IT systems, networks, equipment and software and has adopted security measures to prevent and detect cyber threats. However, OR Royalties and its counterparties under precious metal purchase agreements, third-party service providers and vendors may be vulnerable to cyber threats, which have been evolving in terms of sophistication and new threats are emerging at an increased rate. Unauthorized third parties may be able to penetrate network security and misappropriate or compromise confidential information, create system disruptions or cause shutdowns to OR Royalties or its counterparties. Although OR Royalties has not experienced any losses relating to cyber attacks or other information security breaches, there can be no assurance that there will be no such loss in the future. Significant security breaches or system failures of OR Royalties or its counterparties, especially if such breach goes undetected for a period of time, may result in significant costs, loss of revenue, fines or lawsuits and damage to reputation. The significance of any cybersecurity breach is difficult to quantify but may in certain circumstances be material and could have a material adverse effect on OR Royalties' business, financial condition and results of operations and its share price.

Climate Change

OR Royalties recognizes that climate change is an international and local concern which may affect the business and operations of OR Royalties or companies which own projects in which OR Royalties has royalties, streams or other interests, directly or indirectly. The continuing rise in global average temperatures has created varying changes to regional climates across the globe, resulting in risks to communities. Governments at all levels are moving towards enacting legislation to address climate change by regulating carbon emissions and energy efficiency, among other things. Where legislation has already been enacted, regulation regarding emission levels and energy efficiency are becoming more stringent. The mining industry, as a significant emitter of greenhouse gas emissions, is particularly exposed to these regulations. Costs associated with meeting these requirements may be subject to some offset by increased energy efficiency and technological innovation; however, there is no assurance that compliance with such legislation will not have an adverse effect on OR Royalties' business, results of operations, financial condition and its share price.

Climate change may also pose physical risks to the projects in which OR Royalties has an interest. These risks include, among other things, extreme weather events, water shortages and shortages of resources such as fuel and chemicals. Extreme weather events such as prolonged drought or freezing, increased flooding, increased periods of precipitation and increased frequency and intensity of storms and forest fires can have significant impacts, directly and indirectly, on operations and projects in which OR Royalties has an interest. Mining infrastructure, including roads, bridges, and facilities, is at risk of damage from extreme weather events, which could lead to costly repairs, disrupted operations, disrupted supply chains and access to and from mining sites. Such climate-related events also pose risks to the safety and security of personnel and communities. There is no assurance that OR Royalties or companies which own projects in which OR Royalties has interests will be able to anticipate, respond to, or manage the physical risks associated with climate-change, and this may result in an adverse effect on OR Royalties' business, results of operations, financial condition and its share price.

Stakeholders may increase demands for emissions reductions and mitigation efforts and call upon mining companies to better manage their consumption of climate-relevant resources (hydrocarbons, water etc.). This may attract social and reputational attention towards operations, which could have an adverse effect on OR Royalties' business, results of operations, financial condition and its share price.

Reputational Risks

OR Royalties is subject to reputational risks

Reputational risk is the risk that an activity undertaken by an organization or its representatives will impair its image in the community or lower public confidence in it, resulting in loss of revenue, legal action or increased regulatory oversight and loss of valuation and share price. Possible sources of reputational risk could come from, but not limited to, operational failures, non-compliance with laws and regulations, or leading an unsuccessful financing. OR Royalties adopted the Conflict of Interest and Related Party Transaction Policy with a view to formally document what the Corporation has been doing for years to address related party transactions and to provide a structure to address any such potential transactions in the future. In addition to its risk management policies, controls and procedures, OR Royalties has a formal Code of Ethics to provide a framework to promote sound business ethics throughout is organization and protect its reputation.

Financial Condition Risks

OR Royalties is subject to risks related to its financial condition

OR Royalties' financial condition has an impact on its risk profile. A sound financial condition can allow OR Royalties to compete for accretive investment opportunities: the better the financial condition, the more it can bid and compete on quality assets. If additional funds are required, the source of funds that may be available to OR Royalties, in addition to cash flows, is through the issuance of additional equity capital, borrowings or the sale of assets. There is no assurance that such funding will continue to be available to OR Royalties. Furthermore, even if such financing is available, there can be no assurance that it will be obtained in a timely manner or on terms favourable to OR Royalties or provide OR Royalties with sufficient funds to meet its objectives, which may adversely affect OR Royalties' business and financial condition and may be further exacerbated by global instability, international conflict and the responses thereto, and by the undetermined future impact of infectious diseases outbreaks on financial markets. In addition, failure to comply with financial covenants under OR Royalties' current or future debt agreements or to make scheduled payments of the principal of, or to pay interest on its indebtedness, would likely result in an event of default under the debt agreements and would allow the lenders to accelerate the debt under these agreements, which may affect OR Royalties' financial condition.

The Corporation's ability to make scheduled payments of principal, to pay interest, and to refinance or replace indebtedness will depend on OR Royalties' future operating and financial performance and on prevailing market conditions. These factors are influenced by, and in many cases subject to, economic, financial, competitive and other conditions beyond OR Royalties' control. The Corporation may not generate sufficient cash flows in the future to service OR Royalties' indebtedness and meet other cash requirements, including any necessary capital expenditures.

If the Corporation is unable to generate sufficient cash flow, it may be required to pursue one or more alternatives, which could include reducing or suspending dividends, refinancing or restructuring the Corporation's indebtedness, disposing of assets, or raising additional equity capital. Any such measures may not be available on acceptable terms, and equity financing could be onerous or significantly dilutive to shareholders. The Corporation's ability to refinance indebtedness will depend on, among other things, the condition of the capital markets and the Corporation's financial condition at the time. The Corporation may be unable to implement any of these alternatives, or to do so on desirable terms, which could result in a default under the Corporation's debt obligations and could have a material adverse effect on the Corporation's business, financial condition, results of operations and cash flows.

Concentration of revenue risk

A significant portion of OR Royalties' revenue is derived from the Canadian Malartic Complex. As a result, OR Royalties' business, financial condition and results of operations may be disproportionately affected by adverse developments at this property, and any such impact could be more significant or longer-lasting than if the Corporation's revenue were more diversified.

This revenue concentration increases the Corporation's exposure to risks specific to the Canadian Malaric Complex and its operator, including decisions regarding mine plans, capital allocation, expansion timing, production rates, processing methods, maintenance shutdowns, and the prioritization or deferral of sustaining and development capital. Because OR Royalties does not control the day-to-day operations of the Canadian Malartic Complex, any operational disruption, underperformance, temporary suspension, closure, or other adverse event-whether due to technical, geological, regulatory, permitting, environmental, labor, social, political, or other factors-could reduce production and, in turn, reduce the royalties and streaming payments the Corporation receives. Consequently, adverse developments affecting the Canadian Malartic Complex or operator decisions could materially and adversely affect OR Royalties revenue, cash flows and results of operations.

Additional financing may result in dilution

OR Royalties may require additional funds to further its activities. To obtain such funds, OR Royalties may issue additional securities including, but not limited to, OR Royalties Shares or some form of convertible security, the effect of which could result in a substantial dilution of the equity interests of OR Royalties Shareholders.

There can be no assurance that OR Royalties will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.

Declaration and payment of dividends

Any decisions to declare and pay dividends on the OR Royalties Shares is subject to the discretion of the OR Royalties Board, based on, among other things, OR Royalties' earnings, financial requirements for OR Royalties' operations, the satisfaction of applicable solvency tests for the declaration and payment of dividends and other conditions existing from time to time. As a result, no assurance can be given as to the frequency or amount of any such dividend.

OR Royalties may be a "passive foreign investment company", or PFIC, under applicable U.S. income tax rules, which could result in adverse tax consequences for United States investors

If OR Royalties were classified as a PFIC for any taxable year during which a U.S. investor-owned common shares, the U.S. investor generally would be subject to certain adverse U.S. federal income tax consequences, including increased tax liability on gain from the disposition of common shares and on certain distributions and a requirement to file annual reports with the IRS.

In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the value of its assets consists of assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, certain rents and royalties, certain gains from the sale of securities, and certain gains from commodities transactions.

OR Royalties believes, on a more-likely-than-not basis, that it was not a PFIC for its taxable year ended December 31, 2025. The classification of OR Royalties under the PFIC rules depends, in part, on whether certain of its income qualifies for the exception for active business gains arising from the sale of commodities for purposes of the PFIC income and asset tests. Moreover, the determination as to whether a corporation is, or will be, a PFIC for a particular taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations and uncertainty. There is limited authority on the application of the relevant PFIC rules to entities such as OR Royalties. Accordingly, there can be no assurance that the IRS will not challenge the views of OR Royalties concerning its PFIC status or that such a challenge will not be successful. In addition, whether any corporation will be a PFIC for any tax year depends on its assets and income over the course of such tax year, and, as a result, OR Royalties' PFIC status for its current tax year and any future tax year cannot be predicted with certainty.

Each U.S. investor should consult its own tax advisor regarding the PFIC status of OR Royalties.

Changes in tax legislation or accounting rules could affect the profitability of OR Royalties

Changes to, or differing interpretation of, taxation laws or regulations in any of Canada, Australia, Brazil, Chile, Armenia, Kenya, Macedonia, Argentina, Peru, Mexico, Ecuador, New Zealand, United States of America or any of the countries in which OR Royalties' assets or relevant contracting parties are located could result in some or all of OR Royalties' profits being subject to additional taxation. No assurance can be given that new taxation rules or accounting policies will not be enacted or that existing rules will not be applied in a manner which could result in OR Royalties' profits being subject to additional taxation or which could otherwise have a material adverse effect on OR Royalties' profitability, results of operations, financial condition and the trading price of OR Royalties' securities. In addition, the introduction of new tax rules or accounting policies, or changes to, or differing interpretations of, or application of, existing tax rules or accounting policies could make royalties, streams or other interests by OR Royalties less attractive to counterparties. Such changes could adversely affect OR Royalties' ability to acquire new assets or make future investments.

The CRA's recent focus on foreign income earned by Canadian companies may result in adverse tax consequences for OR Royalties

There has been a recent focus by the CRA on income earned by foreign subsidiaries of Canadian companies. The majority of OR Royalties' offtake and stream assets are owned by, and the related revenue is earned by OR Royalties International, its Bermuda wholly-owned subsidiary. OR Royalties has not received any reassessment or proposal from the CRA in connection with income earned by its foreign subsidiaries. Although management believes that OR Royalties is in full compliance with Canadian and foreign tax law, there can be no assurance that OR Royalties' structure may not be challenged in the future. Tax authorities in jurisdictions applicable to OR Royalties may periodically conduct reviews of OR Royalties' tax filings and compliance. Those reviews could result in adverse tax consequences and unexpected financial costs and exposure. In the event the CRA successfully challenges OR Royalties' structure, or the manner in which OR Royalties or any of its subsidiaries has filed its income tax returns and reported its income, this could potentially result in additional federal and provincial taxes and penalties, which could have a material adverse effect on OR Royalties.

Financial Reporting Risks

OR Royalties is subject to risks related to financial reporting

In accordance with statutory requirements and sound management practices, OR Royalties issues financial statements, which present its financial condition at a given date and its financial performance over a certain period. The risk of misstatement of financial or restatement of financial statements can result in significant losses to OR Royalties: financial losses, as a result of litigation and fines, losses in market capitalization, reputational losses. Key misstatements would include (a) fraudulent misappropriation of assets; (b) fraudulent misrepresentation of performance motivated by personal gain; and (c) inadequate estimates with an impact on valuation of assets and liabilities.

OR Royalties may fail to maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act

Section 404 of the SOX requires an annual assessment by management of the effectiveness of OR Royalties' internal control over financial reporting and an attestation report by OR Royalties' external auditor addressing this assessment. While OR Royalties' internal control over financial reporting for its last completed financial year were effective, OR Royalties may in the future fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and OR Royalties may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of SOX. OR Royalties' failure to satisfy the requirements of Section 404 of SOX and achieve and maintain the adequacy of its internal control over financial reporting could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm OR Royalties' business and negatively impact the trading price of securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm OR Royalties' operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide OR Royalties with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those currently applicable to OR Royalties.

No evaluation can provide complete assurance that OR Royalties' internal control over financial reporting will detect or uncover all failures of persons within OR Royalties to disclose material information otherwise required to be reported. The effectiveness of OR Royalties' controls and procedures could also be limited by simple errors or faulty judgments. In addition, should OR Royalties expand in the future, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that OR Royalties continue to improve its internal control over financial reporting. Although OR Royalties intends to devote substantial time and incur substantial costs, as necessary, to ensure compliance, OR Royalties cannot be certain that it will be successful in complying with Section 404 of SOX on an ongoing basis.

Human Resources Risks

OR Royalties may experience difficulty attracting and retaining qualified management and specialized technical personnel to grow its business, which could have a material adverse effect on OR Royalties' business and financial condition

OR Royalties may be dependent on the services of key executives and other highly skilled personnel focused on advancing its corporate objectives as well as the identification of new opportunities for growth and funding. The loss of these persons or its inability to attract and retain additional highly skilled employees required for its activities may have a material adverse effect on OR Royalties' business and financial condition. OR Royalties implemented a succession plan in order to mitigate the risk of being dependent on such key management and specialized technical personnel. From time to time, OR Royalties may also need to identify and retain additional skilled management and specialized technical personnel to efficiently operate its business.

OR Royalties or companies which own projects in which OR Royalties holds royalties, streams or other interests may remain highly dependent upon contractors and third parties in the performance of their exploration, development and operational activities. There can be no guarantee that such contractors and third parties will be available to carry out such activities on their behalf or be available upon commercially acceptable terms.

Currency Risks

OR Royalties' revenue, earnings, the value of its treasury and the value it records for its assets are subject to variations in foreign exchange rates, which may adversely affect the revenue generated by the asset portfolio or cause adjustments to the recorded value of assets

OR Royalties' main activities and offices are currently located in Canada and the costs associated with OR Royalties' activities are in majority denominated in Canadian dollar. However, OR Royalties' revenues from the sale of gold, silver or other commodities are in U.S. dollars. OR Royalties is subject to foreign currency fluctuation, which may have a material and adverse effect on OR Royalties' profitability, results of operations and financial condition. There can be no assurance that the steps taken by management to address variations in foreign exchange rates will eliminate all adverse effects and OR Royalties may suffer losses due to adverse foreign currency rate fluctuations.

Financial Markets Risks

OR Royalties is subject to risks related to financial markets

Failure of financial markets can have a significant impact on the valuation of OR Royalties and its assets, and increasing financial and takeover risks.

Fluctuation in market value of OR Royalties Shares

The market price of the OR Royalties Shares is affected by many variables not directly related to the corporate performance of OR Royalties, including the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the securities. The effect of these and other factors on the market price of OR Royalties Shares in the future cannot be predicted.

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of OR Royalties include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries or asset classes. There can be no assurance that continued fluctuations in mineral prices will not occur. As a result of any of these factors, the market price of OR Royalties' securities at any given time may not accurately reflect the long-term value of OR Royalties.

Equity Price Risk and Liquidity of Investments

OR Royalties is exposed to equity price risk as a result of holding a portfolio of investments in publicly listed companies. Just as investing in OR Royalties is inherent with risks such as those set out in this Annual Information Form, by investing in these other companies, OR Royalties is exposed to the risks associated with owning equity securities and those risks inherent in the investee companies. OR Royalties may have difficulty in selling its investments in exploration and mining companies in the event such sales would be contemplated.

Legal Risks

OR Royalties' business is subject to significant governmental regulations

OR Royalties' business may be directly or indirectly impacted by extensive federal, provincial and local laws and regulations governing various matters, including environmental protection; management and use of toxic substances and explosives; management of natural resources; exploration of mineral properties; exports; price controls; taxation; labour standards and occupational health and safety, including mine safety; and historic and cultural preservation in relation to projects.

Failure by companies which own projects in which OR Royalties holds royalties, streams or other interests, to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in significant impact. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities could impact OR Royalties' business.

OR Royalties' business is subject to evolving corporate governance and public disclosure regulations that have increased both OR Royalties' compliance costs and the risk of non- compliance, which could have an adverse effect on the price of OR Royalties' securities

OR Royalties is subject to changing rules and regulations promulgated by a number of Canadian and U.S. governmental and self-regulated organizations. These rules and regulations continue to evolve in scope and complexity, and many new requirements have been created, making compliance more difficult and uncertain. OR Royalties' efforts to comply with rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

There may be amendments to laws

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on OR Royalties' business and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties in which OR Royalties has royalties, streams or other interests or require abandonment of part of a mining property subject to a stream or royalty or increase the timeline for the development of new mining properties.

OR Royalties may be subject to liability or sustain loss for certain risks and hazards against which it does not or cannot economically insure

Mining is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions, earthquakes and encountering unusual or unexpected geological conditions). Such risk and hazards might indirectly impact the business of OR Royalties or of the companies which own projects in which OR Royalties holds royalties, streams or other interests. Consequently, many of the foregoing risks and hazards could result in damage to, or destruction of, mineral properties or future processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of their exploration or development activities, delay in or inability to receive required regulatory approvals, or costs, monetary losses and potential legal liability and adverse governmental action. OR Royalties, or companies which own projects in which OR Royalties holds royalties, streams or other interests, may be subject to liability or sustain loss for certain risks and hazards against which they do not or cannot insure or against which they may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to OR Royalties.

There can be no assurance of title to property

There may be challenges to title to the mineral properties held by companies which own projects in which OR Royalties has royalties, streams or other interests. If there are title defects with respect to any such properties, such companies might be required to compensate other persons or perhaps reduce their interest in the affected property. Also, in any such case, the investigation and resolution of title issues would divert management's time from ongoing programs.

Disputes may arise over the existence, validity, enforceability and geographic extent of royalties, streams or other interests

Royalties, streams and other interests are subject to title and other defects and contestation by operators of mining projects and holders of mining rights, and these risks may be difficult to identify. While OR Royalties seeks to confirm the existence, validity, enforceability and geographic extent of the royalties, streams and other interests it holds, there can be no assurance that disputes over these and other matters will not arise.

The properties on which OR Royalties holds royalties, streams or other interests or companies in which OR Royalties has an equity interest may be the subject of litigation

Potential litigation may arise on a property on which OR Royalties holds royalties, streams or other interests (for example litigation between joint venture partners or original property owners) or with respect to a company in which OR Royalties holds an equity interest. As a holder of royalties, streams or other interests, OR Royalties will not generally have any influence on the litigation nor will it generally have access to data.

The registration of royalties, streams or other interests may not protect OR Royalties' interests

The right to record or register royalties, streams or other interests in various registries or mining recorders offices may not necessarily provide any protection to OR Royalties. Accordingly, OR Royalties may be subject to risk from third parties.

Environmental risks and hazards

Companies that own projects in which OR Royalties has royalties, streams or other interest are subject to environmental regulation in the jurisdictions in which they operate. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the general, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect OR Royalties' business. Environmental hazards may exist on properties in which OR Royalties has royalties, streams or other interest which are unknown at present to OR Royalties or to companies which own such projects and which have been caused by previous or existing owners or operators of the properties. Reclamation costs are uncertain and planned expenditures estimated by management of such companies may differ from the actual expenditures required.

Foreign countries and regulatory requirements

OR Royalties and companies that own projects in which OR Royalties holds royalties, streams or other interests have investments in properties and projects located in foreign countries. The carrying values of these properties and the ability to advance development plans or bring the projects to production may be adversely affected by whatever political instability and legal and economic uncertainty might exist in such countries. These risks may limit or disrupt projects, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation.

There can be no assurance that industries which are deemed of national or strategic importance in countries in which OR Royalties has assets, including mineral exploration, production and development, will not be nationalized. The risk exists that further government limitations, restrictions or requirements, not presently foreseen, will be implemented. Changes in policies intended to alter laws regulating the mining industry could have a material adverse effect on OR Royalties. There can be no assurance that OR Royalties' assets in these countries will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by an authority or body.

In addition, in the event of a dispute arising from foreign operations, OR Royalties may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. OR Royalties also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for OR Royalties to accurately predict such developments or changes in laws or policy or to the extent to which any such developments or changes may have a material adverse effect on OR Royalties' operations.

Conflict of Interest Risks

Some of OR Royalties' directors and officers may have conflicts of interest as a result of their involvement with other natural resource companies

Some of the persons who are directors and officers of OR Royalties are directors or officers of other natural resource or mining-related companies, and these associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, OR Royalties may miss the opportunity to participate in certain transactions, which may have a material adverse effect on OR Royalties' financial position. OR Royalties adopted a Conflict of Interest and Related Party Transaction Policy with a view to formally document what the Corporation has been doing for years to address potential conflict of interest and related party transactions and to provide a structure to address any such potential situation in the future.

Mergers and Acquisitions Risks

Any mergers, acquisitions or joint ventures would be accompanied by risks

OR Royalties may evaluate from time to time opportunities to merge, acquire and joint venture assets and businesses. The global landscape has changed for mergers and acquisitions and there are risks associated to such transactions due to liabilities and evaluations with the aggressive timelines of closing transactions from increased competition. There is also a risk that the review and examination process of a potential investment might be inadequate and cause material negative outcomes. These acquisitions may be significant in size, may change the scale of OR Royalties' business and may expose it to new geographic, political, operating, financial and geological risks. OR Royalties' success in its acquisition activities will depend on its ability to identify suitable acquisition candidates and partners, acquire or joint venture them on acceptable terms and integrate their operations successfully with those of OR Royalties. Any acquisitions may be accompanied by risks, such as: (a) the difficulty of integrating the operations and personnel of any acquired companies; (b) the potential disruption of OR Royalties' ongoing business; (c) the inability of management to maximize the financial and strategic position of OR Royalties through the successful incorporation of acquired assets and businesses or joint ventures; (d) additional expenses associated with amortization of acquired intangible assets; the maintenance of uniform standards, controls, procedures and policies; (e) the impairment of relationships with employees, customers and service providers as a result of any integration of new management personnel; (f) dilution of OR Royalties' present shareholders or of its interests in its subsidiaries or assets as a result of the issuance of shares to pay for acquisitions or the decision to grant interests to a joint venture partner; and (g) the potential unknown liabilities associated with acquired assets and businesses. There can be no assurance that OR Royalties would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions or joint ventures. There may be no right for shareholders to evaluate the merits or risks of any future acquisition or joint venture undertaken except as required by applicable laws and regulations.

Mergers and acquisitions contemplated by OR Royalties may require third-party approvals

OR Royalties may intend to enter into agreements to acquire royalties, streams or other interests that require the consent or approval of third parties in order to complete the contemplated acquisition. There can be no assurance that such third parties, which may include shareholders of the entity disposing of the interests, regulatory bodies or entities with an interest in the applicable property or others, will provide the required approval or consent in a timely manner, or at all. Failure to complete acquisitions may result in a material adverse effect on OR Royalties' profitability, results of operation, financial condition and share price.

OR Royalties faces competition and the mining industry is competitive at all of its stages

Many companies and investors are engaged in the search for and the acquisition of royalties, streams or other interests, and there is a limited supply of desirable mineral interests. Many companies and investors are engaged in the acquisition of royalties, streams or other interests, including pension funds, private funds, mining companies, operators and large, established companies with substantial financial resources, operational capabilities and long earnings records. OR Royalties may be at a competitive disadvantage in acquiring interests in natural resource properties, whether by way of royalties, streams or other form of investment, as many competitors may have greater financial resources and technical staff. There can be no assurance that OR Royalties will be able to compete successfully against other companies and investors in acquiring interests in new natural resource properties and royalties, streams or other interests. In addition, OR Royalties may be unable to make acquisitions at acceptable valuations and on terms it considers to be acceptable. OR Royalties' inability to acquire additional royalties, streams or other interests in mineral properties may result in a material and adverse effect on OR Royalties' profitability, results of operation and financial condition.

In addition, there is no assurance that a ready market will exist for the sale of commercial quantities of metals. Factors beyond the control of OR Royalties may affect the marketability of any substances discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in OR Royalties not receiving any future payments related to royalties, streams or other interests or losing value on its equity investments.

Fraud Risks

OR Royalties is subject to potential fraud and corruption

OR Royalties is subject to risks related to potential to gain benefits from improper transactions and financial reporting to hide operational deficiencies or enhance remuneration. Other risks include the potential for fraud and corruption by suppliers, personnel or government officials and which may implicate OR Royalties, compliance with applicable anti-corruption laws, by virtue of OR Royalties operating in jurisdictions that may be vulnerable to the possibility of bribery, collusion, kickbacks, theft, improper commissions, facilitation payments, conflicts of interest and related party transactions and OR Royalties' possible failure to identify, manage and mitigate instances of fraud, corruption, or violations of its Code of Ethics and applicable regulatory requirements. OR Royalties adopted an anti-bribery, anti-corruption and anti-money laundering policy which provides a framework to ensure that the Corporation, together with its respective directors, officers, employees, agents and representatives conducts business: (i) in an honest and ethical manner reflecting the highest standards of integrity; (ii) in compliance with all laws, instruments, rules and regulatory requirements applicable to the Corporation; (iii) in compliance with the Corporation's Code of Ethics and; (iv) in a manner that does not contravene anti-bribery, anti-corruption and anti-money laundering laws that apply to the Corporation.

MATERIAL MINERAL PROJECT

The Canadian Malartic Royalty

Pursuant to the Canadian Malartic Royalty Agreement, OR Royalties holds a real right in the Canadian Malartic Complex (and the associated ores, minerals and Mineral Resources and by-products thereof which may be extracted from the Canadian Malartic Complex) and OR Royalties is entitled to a 3-5% NSR royalty from production of metals, ores and other materials recovered from the Canadian Malartic Complex (the "Canadian Malartic Royalty"). The term of the Canadian Malartic Royalty Agreement is perpetual.

Since the completion the Yamana Transaction on March 31, 2023, Agnico now owns a 100% interest in the Canadian Malartic Complex. Agnico is bound by, and assumes, each covenant, obligation, term and provision of the Canadian Malartic Royalty Agreement to the same extent as if the Canadian Malartic Royalty Agreement had been originally executed by Agnico as principal obligor.

For a description of the Canadian Malartic Complex, see "Schedule B - Technical Information underlying the Canadian Malartic Complex".

Prior to the commencement of each fiscal year, OR Royalties may elect to receive payment of the Canadian Malartic Royalty for such fiscal year to the extent relating to gold and silver as an in-kind credit. If OR Royalties has elected to receive the in-kind royalty, where precious metals are shipped in the form of dore, OR Royalties' account shall be credited with 3-5% of the refined gold and 3-5% of the refined silver as soon as practicable and in any event no later than five (5) business days after the refined gold or refined silver is credited to the operator, subject to further adjustment. Since 2014, OR Royalties has elected to receive the Canadian Malartic Royalty in-kind. Should OR Royalties require that the Canadian Malartic Royalty not be paid in-kind, it would be payable quarterly and all payments pursuant to the Canadian Malartic Royalty would be paid in U.S. dollars.

OR Royalties has the right to inspect the Canadian Malartic Complex and to inspect and audit books and records upon 20 days' prior notice to Agnico. Agnico is required to deliver to OR Royalties an annual forecast report.

If Agnico intends to abandon any portion of the Canadian Malartic Complex, OR Royalties can elect to have such portion conveyed to it, subject to the satisfaction of certain conditions.

Agnico is required to pay OR Royalties a C$0.40 per tonne milling fee in respect of ore milled at the Canadian Malartic Complex that is not produced from the Canadian Malartic Complex provided no fee is payable in respect of any tonnes of ore milled in excess of 65,000 tpd.

OR Royalties may assign all of its rights in the Canadian Malartic Royalty without the prior consent of Agnico. Agnico may not assign or otherwise convey the Canadian Malartic Complex unless certain conditions are satisfied.

A deed of hypothec was entered into in order to hypothecate the Canadian Malartic Complex in favour of OR Royalties and securing payment of the Canadian Malartic Royalty subject to certain terms and conditions. The hypothec is first-ranking subject to, among other things, security existing at the time of execution of the Canadian Malartic Royalty Agreement. The Canadian Malartic Royalty Agreement has been published at the Québec Public Register of Real and Immovable Mining Rights.

DIVIDENDS

Dividend Program and Dividend Payments

In November 2014, OR Royalties announced the initiation of a quarterly dividend program. Since the initiation of the program, OR Royalties declared dividends as follows:

	Dividend			Dividends paid
Declaration date	per share	Record date(i)	Payment date(i)	or payable
Year 2014	C$0.03	n/a	n/a	C$1,551,000
Year 2015	C$0.13	n/a	n/a	C$12,229,000
Year 2016	C$0.16	n/a	n/a	C$17,037,000
Year 2017	C$0.18	n/a	n/a	C$24,275,000
Year 2018	C$0.20	n/a	n/a	C$31,213,000
Year 2019	C$0.20	n/a	n/a	C$29,976,000
Year 2020	C$0.20	n/a	n/a	C$32,838,000
Year 2021	C$0.21	n/a	n/a	C$32,838,000
Year 2022	C$0.22	n/a	n/a	C$40,574,000
Year 2023	C$0.235	n/a	n/a	C$43,493,000
Year 2024	C$0.255	n/a	n/a	C$47,496,000
Year 2025	US$0.211	n/a	n/a	US$39,284,000
February 18, 2026	US$0.055	March 31, 2026	April 15, 2026	tbd(ii)

NOTES:

(i) Not applicable ("n/a") for annual summaries.

(ii) To be determined ("tbd") on March 31, 2026 based on the number of shares outstanding and the number of shares participating in the DRIP on the record date.

Dividend Reinvestment Plan

In 2015, OR Royalties implemented the Dividend Reinvestment Plan ("DRIP"). The DRIP allows Canadian shareholders and U.S. shareholders (commencing with the dividend paid on October 16, 2017 for U.S. shareholders) to reinvest their cash dividends into additional OR Royalties shares either purchased on the open market through the facilities of the TSX or the NYSE, or issued directly from treasury by OR Royalties, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the OR Royalties Shares on the TSX or the NYSE during the five (5) trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at OR Royalties' sole election. No commissions, service charges or brokerage fees are payable by shareholders who elect to participate in the Dividend Reinvestment Plan.

As at December 31, 2025, the holders of 13.3 million OR Royalties Shares had elected to participate in the DRIP, representing dividends payable of $0.7 million. During the year ended December 31, 2025, the Corporation issued 128,684 OR Royalties Shares under the DRIP, at a discount rate of 3% (205,741 OR Royalties Shares in 2024 at a discount rate of 3%).

DESCRIPTION OF CAPITAL STRUCTURE

OR Royalties Shares

OR Royalties is authorized to issue an unlimited number of OR Royalties Shares without nominal or par value.

Subject to the rights and restrictions attaching to the OR Royalties Preferred Shares issuable in series and to the terms of the Second Amended and Restated Shareholder Rights Plan dated June 7, 2023, the rights, privileges, conditions and restrictions attaching to the OR Royalties Shares, as a class, are equal in all respects and include the following rights.

Dividends

Subject to the rights and restrictions attaching to any series of OR Royalties Preferred Shares, the holders of the OR Royalties Shares shall have the right to receive, if, as and when declared by the OR Royalties Board, any dividend on such dates and for such amounts as the OR Royalties Board may from time to time determine.

Participation in case of Dissolution or Liquidation

Subject to the rights and restrictions attaching to any series of OR Royalties Preferred Shares, the holders of the OR Royalties Shares shall have the right, upon the liquidation, dissolution or winding-up of OR Royalties, to receive the remaining property of OR Royalties.

Right to Vote

The holders of the OR Royalties Shares shall have the right to one (1) vote at any meeting of the shareholders of OR Royalties, except meetings at which only holders of any series of OR Royalties Preferred Shares are entitled to vote.

As at March 27, 2026, 187,441,610 OR Royalties Shares were issued and outstanding.

Renewal of Normal Course Issuer Bid

In December 2025, OR Royalties renewed its normal course issuer bid. Under the terms of the 2026 NCIB Program, OR Royalties may acquire up to 9,399,294 OR Royalties Shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2026 NCIB Program are authorized until December 11, 2026. Daily purchases will be limited to 107,496 OR Royalties Shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the OR Royalties Shares on the TSX for the six-month period ending November 28, 2025, being 429,986 OR Royalties Shares.

Under the prior NCIB Program, which commenced on December 12, 2024 and terminated on December 11, 2025, the Corporation purchased for cancellation a total of 1.1 million OR Royalties Shares for $36.7 million (weighted-average price of approximately C$47.86 per OR Royalties Share in 2025).

OR Royalties Preferred Shares

The rights and restrictions attached to the preferred shares of OR Royalties issuable in series (the "OR Royalties Preferred Shares") are as follows.

Issuance in Series

The OR Royalties Preferred Shares may be issued in one or more series and subject as hereinafter provided and subject to the provisions of the QBCA, the OR Royalties Board shall determine, by resolution, before the issue of each series, the designation, rights and restrictions to be attached thereto, including, but without in any way limiting or restricting the generality of the foregoing: (a) the right, as the case may be, to receive dividends, the form of payment of dividends, the rate or amount or method of calculation of dividends, whether cumulative or non-cumulative, the date or dates and places of payment and the date or dates from which such dividends shall accrue or become payable; (b) the rights and/or obligations, if any, of OR Royalties or of the holders thereof with respect to the purchase or redemption of the OR Royalties Preferred Shares and the consideration for and the terms and conditions of any such purchase or redemption; (c) the conversion or exchange rights, if any, and the conditions attaching thereto; (d) the restrictions, if any, as to the payment of dividends on shares of OR Royalties ranking junior to the OR Royalties Preferred Shares; and (e) any other provisions deemed expedient by the directors, the whole subject to the issuance of a certificate of amendment setting forth the number and the designation, as well as the rights and restrictions to be attached to the OR Royalties Preferred Shares of such series.

Dividends

The OR Royalties Preferred Shares shall, with respect to the payment of dividends, be entitled to preference over any other class of shares of OR Royalties ranking junior to the OR Royalties Preferred Shares, and no dividends shall at any time be declared or paid or set apart for payment on any other shares of OR Royalties ranking junior to the OR Royalties Preferred Shares, nor shall OR Royalties call for redemption or purchase for cancellation any of the OR Royalties Preferred Shares unless at the date of such declaration, payment, setting apart for payment or call for redemption or purchase, as the case may be, all cumulative dividends up to and including the dividend payment for the last completed period for which such cumulative dividends shall be payable shall have been declared and paid or set apart for payment in respect of each series of cumulative OR Royalties Preferred Shares then issued and outstanding and the non- cumulative dividend payment for the then current fiscal year and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment in respect of each series of non-cumulative OR Royalties Preferred Shares then issued and outstanding.

Liquidation or Dissolution

In the event of the liquidation, dissolution or winding-up of OR Royalties or other distribution of assets of OR Royalties among shareholders for the purpose of winding-up its affairs, the holders of the OR Royalties Preferred Shares shall be entitled to receive, before any amount shall be paid to, or any property or assets of OR Royalties distributed among the holders of the OR Royalties Shares or of shares of any other class of shares of OR Royalties ranking junior to the OR Royalties Preferred Shares, and to the extent provided for with respect to each series, the amount of the consideration received by OR Royalties for such OR Royalties Preferred Shares, such premiums, if any, as has been provided for with respect to such series together with, in the case of cumulative OR Royalties Preferred Shares, all unpaid accrued dividends (which for such purpose shall be calculated as if such cumulative dividends were accruing from day to day for the period from the latest of the following dates, namely (a) the date fixed by the OR Royalties Board at the time of allotment and issue of such shares or if such date is not fixed, the date of their allotment and issue, or (b) the date of expiration of the last period for which cumulative dividends have been paid, up to and including the date of distribution) and, in the case of non-cumulative OR Royalties Preferred Shares, all declared and unpaid dividends. After payment to the holders of the OR Royalties Preferred Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the property or assets of OR Royalties.

Equal Rank of All Series

The OR Royalties Preferred Shares of each series shall rank pari passu with the OR Royalties Preferred Shares of every other series with respect to the payment of dividends, as the case may be, and the distribution of assets in the event of the liquidation, dissolution or winding-up of OR Royalties, whether voluntary or involuntary, provided, however, that in the event of there being insufficient assets to satisfy in full the repayment of all moneys owing to the holders of OR Royalties Preferred Shares, such assets shall be applied rateably to the repayment of the amount paid up on such OR Royalties Preferred Shares and, then, to the payment of all unpaid accrued cumulative dividends, whether declared or not, and all declared and unpaid non-cumulative dividends.

Voting Rights

Subject to the provisions of the QBCA and, except as otherwise expressly provided herein, the holders of any series of the OR Royalties Preferred Shares shall not, as such, have any voting rights for the election of directors or for any other purpose nor shall they be entitled to receive notice of or to attend shareholders' meetings.

Amendments

As long as any of the OR Royalties Preferred Shares are outstanding, OR Royalties may not, except with the approval of the holders of the OR Royalties Preferred Shares hereinafter specified and after having complied with the relevant provisions of the QBCA, create any other shares ranking in priority to or pari passu with the OR Royalties Preferred Shares, voluntarily liquidate or dissolve OR Royalties or effect any reduction of capital involving a distribution of assets on other shares of its share capital or repeal, amend or otherwise alter any of the provisions relating to the OR Royalties Preferred Shares as a class.

Any approval of the holders of the OR Royalties Preferred Shares as aforesaid shall be deemed to have been sufficiently given if contained in a resolution adopted by a majority of not less than 2/3 of the votes cast by the shareholders who voted in respect of that resolution at a meeting of the holders of the OR Royalties Preferred Shares duly called and held for that purpose, at which meeting such holders shall have one vote for each OR Royalties Preferred Share held by them respectively, or in an instrument signed by all the holders of the then outstanding OR Royalties Preferred Shares.

If an amendment as hereinabove provided especially affects the rights of the holders of OR Royalties Preferred Shares of any series in a manner or to an extent different from that in or to which the rights of the holders of OR Royalties Preferred Shares of any other series are affected, then such amendment shall, in addition to being approved by the holders of the OR Royalties Preferred Shares voting separately as a class, be approved by the holders of the OR Royalties Preferred Shares of such series, voting separately as a series, and the provisions of this paragraph shall apply, mutatis mutandis, with respect to the giving of such approval.

As of the date hereof, no OR Royalties Preferred Shares were issued and outstanding.

MARKET FOR SECURITIES

Trading Price and Volume

OR Royalties Shares

The OR Royalties Shares are currently listed on the TSX and on the NYSE under the symbol "OR". The following table sets forth the price range and trading volume for the OR Royalties Shares on the TSX and the NYSE, for the periods indicated.

	TSX			NYSE
	High	Low	Volume	High	Low	Volume
	(C$)	(C$)	(#)	(US$)	(US$)	(#)
2025
January	27.93	25.89	6,295,803	19.40	17.99	10,784,835
February	29.59	25.35	8,298,053	20.73	17.55	14,230,352
March	30.50	25.48	8,300,835	21.34	17.61	21,680,500
April	33.48	27.08	9,474,115	24.18	18.99	22,848,000
May	35.40	31.35	8,317,120	25.67	22.40	19,422,400
June	37.66	33.86	6,358,659	27.60	24.76	16,686,600
July	39.31	34.25	6,763,492	28.87	25.14	18,308,600
August	44.23	38.17	7,202,598	32.20	27.64	16,580,000
September	56.24	44.15	9,493,834	40.49	32.01	27,367,300
October	58.84	43.11	15,476,989	42.25	30.78	33,776,300
November	49.00	42.72	9,110,895	35.08	30.22	18,290,400
December	51.89	46.45	10,136,295	38.07	33.32	27,033,900

	TSX			NYSE
	High	Low	Volume	High	Low	Volume
	(C$)	(C$)	(#)	(US$)	(US$)	(#)
2026
January	65.10	47.09	11,117,418	47.75	34.29	35,944,700
February	65.54	52.57	7,782,774	48.06	38.38	22,911,100
March(1)	65.36	44.57	8,894,353	47.81	32.48	29,671,000

(1) Up to and including March 27, 2026.

The closing price of the OR Royalties Shares on the TSX on March 27, 2026 was C$48.86. The closing price of the OR Royalties Shares on the NYSE on March 27, 2026 was $35.23.

Prior Sales - Securities Not Listed or Quoted on a Marketplace

The only securities of OR Royalties that were outstanding as of December 31, 2025 but not listed or quoted on a marketplace are the OR Royalties Options, the OR Royalties RSUs and the OR Royalties DSUs.

The price at which such securities have been issued by OR Royalties during the most recently completed financial year, the number of securities of the class issued at that price and the date on which such securities were issued are detailed below.

OR Royalties Options

During the most recently completed financial year, no OR Royalties Options were granted.

Restricted Share Units

During the most recently completed financial year, OR Royalties granted a total of 342,340 OR Royalties RSUs pursuant to the OR Royalties RSU Plan and under which equity securities of OR Royalties are authorized for issuance. The table below shows OR Royalties RSUs granted in 2025, which provide the right to receive payment in the form of OR Royalties Shares, cash or a combination of OR Royalties Shares and in cash, at OR Royalties' sole discretion:

Date of Grant	Number of OR Royalties RSUs	OR Royalties Share Price at the time of Grant
February 24, 2025	333,100	C$26.46
May 23, 2025	9,240	C$34.45

Deferred Share Units

During the most recently completed financial year, OR Royalties granted a total of 35,310 OR Royalties DSUs pursuant to the OR Royalties DSU Plan and under which equity securities of OR Royalties are authorized for issuance. The table below shows OR Royalties DSUs granted in 2025, which provide the right to receive payment in the form of OR Royalties Shares, cash or a combination of OR Royalties Shares and in cash, at OR Royalties' sole discretion:

Date of Grant	Number of OR Royalties DSUs	OR Royalties Share Price at the time of Grant
May 12, 2025	28,330	C$33.90
May 23, 2025	6,980	C$34.45

DIRECTORS AND OFFICERS

Name, Address and Occupation

The following table sets out the OR Royalties directors and executive officers, together with their province or state and country of residence, positions and offices held, principal occupations during the last five years, the years in which they were first appointed as directors and/or executive officers of OR Royalties, as of March 27, 2026.

		Director
		and/or
Name and place of		Officer
residence	Principal occupations during the last five (5) years(1)	since

Norman MacDonald(3,8) Ontario, Canada Chair of the Board	Chair of the Board of OR Royalties and former Senior Advisor, Natural Resources at Fort Capital from February 2021 to July 2024.	2023
Patrick Godin(9) Ontario, Canada	Corporate Director and former Chief Executive Officer of New Gold Inc. from November 2022 to March 2026. Before that, he was Vice President and Chief Operating Officer of Pretium Resources Inc. and was responsible for the operations of the Brucejack Mine.	2026
Edie Hofmeister(4,7) California, United States Director	Corporate Director.	2022
Pierre Labbé(3,6) Québec, Canada Director	Corporate director and Executive Vice-President, Finance of Fonds QScale S.E.C. since April 1, 2022. Prior to joining QScale, he was Chief Financial Officer of IMV Inc.	2015
Wendy Louie, CPA, CA(2,7) British Columbia, Canada Director	Corporate Director and former Vice-President Finance and CFO of Sabina Gold and Silver Corp. until its acquisition by B2Gold Corp. in April 2023.	2024
Candace MacGibbon(3,7) Ontario, Canada Director	Corporate Director and former Chief Executive Officer of INV Metals Inc. from October 2015 to July 2021.	2021
David Smith(5,9) Ontario, Canada Director	Corporate Director and former Executive Vice-President, Finance and Chief Financial Officer for Agnico from 2012 to May 2023.	2024
Kevin Thomson(5) Ontario, Canada Director	Senior Executive Vice President, Strategic Matters of Barrick Gold Corporation from October 2014 to November 2025.	2026
Jason Attew Ontario, Canada President, Chief Executive Officer and Director	President, Chief Executive Officer and Director of OR Royalties since January 2024. Former President, Chief Executive Officer and Director of Liberty Gold Corp from October 2022 to October 2023 and of Gold Standard Ventures Corp from October 2020 to September 2022.	2024
Guy Desharnais Québec, Canada Vice President, Project Evaluation	Vice President, Project Evaluation of OR Royalties since August 2020.	2020
Iain Farmer Québec, Canada Vice President, Corporate Development	Vice President, Corporate Development of OR Royalties.	2020
André Le Bel Québec, Canada Vice President, Legal Affairs and Corporate Secretary	Vice President, Legal Affairs and Corporate Secretary of OR Royalties. Vice President, Legal Affairs and Corporate Secretary of Falco from November 2015 to June 2022 and Corporate Secretary of Osisko Development from February 2021 to June 2022.	2015

		Director
		and/or
Name and place of		Officer
residence	Principal occupations during the last five (5) years(1)	since

Grant Moenting Ontario, Canada Vice President, Capital Markets	Vice President, Capital Markets of OR Royalties. Prior to joining OR Royalties, Mining Institutional Equity Sales at Scotiabank GBM from August 2014 to January 2023.	2023
Frédéric Ruel Québec, Canada Chief Financial Officer and Vice President, Finance	Chief Financial Officer and Vice President, Finance of OR Royalties.	2016
Heather Taylor Ontario, Canada Vice President, Sustainability and Communications	Vice President, Sustainability and Communications for OR Royalties since June 2023. From January 2021 to June 2023, Vice President, Investor Relations for OR Royalties.	2021

(1) The information as to principal occupations has been furnished by each director and/or executive officer individually.

(2) Chair of the Audit and Risk Committee.

(3) Member of the Audit and Risk Committee.

(4) Chair of the Governance, Nomination and Sustainability Committee.

(5) Member of the Governance, Nomination and Sustainability Committee.

(6) Chair of the Human Resources Committee.

(7) Member of the Human Resources Committee.

(8) Chair of the Independent Investment Review Committee.

(9) Member of the Independent Investment Review Committee.

Biographic Notes

Norman MacDonald, Independent Chair of the Board of Directors

Mr. Norman MacDonald has over 25 years of experience working at natural resource focused institutional investment firms, including as Senior Advisor at Fort Capital from February 2021 to July 2024 and over 10 years as a Senior Portfolio Manager at Invesco. Mr. MacDonald began his investment career at Ontario Teachers Pension Plan Board, where he worked for three years in progressive roles from Research Assistant to Portfolio Manager. His next role was as a VP and Partner at Beutel, Goodman & Co. Ltd. Prior to joining Invesco, Mr. Macdonald was a VP and Portfolio Manager at Salida Capital.

Mr. MacDonald is also a member of the board of directors of G Mining Ventures Corp. and Advantage Energy Ltd. From June 24, 2024 to July 23, 2025, he served on the board of directors of NexMetals Mining Corp. (formerly known as Premium Nickel Resources Ltd.).

Mr. MacDonald earned a Bachelor of Commerce Degree from the University of Windsor and is a CFA Charterholder.

Patrick Godin, P. Eng., ICD.D,

Mr. Patrick Godin has over 30 years of corporate, technical and operations experience in the mining industry. He served as Director and President and Chief Executive Officer of New Gold Inc. from November 2022 to March 2026. Before that, he was Vice President and Chief Operating Officer of Pretium Resources Inc. and was responsible for the operations of the Brucejack Mine. Prior to that, Mr. Godin was the President and Chief Executive Officer of Stornoway, and from 2010 to 2018 he was its Chief Operating Officer and Vice President. He also previously served as the Vice President, Project Development for G Mining Services and held executive or senior operations positions for Canadian Royalties, lAMGOLD and Cambior in the Americas. Mr. Godin was President, Chief Executive Officer and Director of New Gold Inc. until it was acquired by Coeur Mining, Inc. in March 2026. He currently serves on the board of directors of Coeur Mining. Inc.

Mr. Godin holds a Bachelor of Engineering degree in Mining from Université Laval in Québec, Canada and holds an ICD.D designation from the Institute of Corporate Directors.

Edie Hofmeister, MA, JD, Independent Director

Ms. Edie Hofmeister has advised large and small multi-national extractive companies on legal and ESG matters for over twenty years. Most recently, she served as Executive Vice President Corporate Affairs and General Counsel for Tahoe Resources where she led the Legal, Sustainability and Government Affairs departments and helped grow Tahoe from a junior exploration company to a mid-cap precious metals producer. Since 2006, Ms. Hofmeister has worked alongside rural and indigenous communities in India, Peru, Guatemala, Mexico and Canada to enhance food, work and water security. In 2017, Ms. Hofmeister was a Canadian General Counsel Award finalist in the category of ESG. She is a member of the Women's General Counsel Group and the National Association of Corporate Directors. She chairs the International Bar Association's Business and Human Rights Committee, a group dedicated to promoting high ESG standards in multi-national corporations.

She currently serves as the chair of the board of directors and the Environment and Social Responsibility Committee of Bitfarms Ltd., and serves as a member of the Audit Committee.

Ms. Hofmeister received a Bachelor of Arts degree in international relations from UCLA, a Master of Arts degree in international peace studies from the University of Notre Dame and a Juris Doctor degree from the University of San Francisco.

Pierre Labbé, CPA, ICD.D, Independent Director

Mr. Pierre Labbé is Executive Vice-President, Finance of Fonds QScale S.E.C. since April 1, 2022, a fast- growing company recognized for its innovative concept of eco-responsible computing centers. Prior to joining Fonds QScale S.E.C. he was the Chief Financial Officer of IMV Inc. for the five previous years. He has more than 30 years of progressive financial leadership roles in various industries. He was Vice President and Chief Financial Officer of Leddartech Inc. from April 2015 to March 2017 and was Vice President and Chief Financial Officer of the Québec Port Authority (October 2013 - April 2015). He also has experience in the resource sector, having served as Chief Financial Officer of Plexmar Resources (2007 - 2012), Sequoia Minerals (2003 - 2004), and Mazarin Inc. (2000 - 2003). Mr. Labbé, in his role as senior financial officer, has participated in the development of strategic plans and in mergers and acquisitions (over C$1 billion in transactions). Mr. Labbé was a nominee to the Board of Directors of OR Royalties by Virginia Mines Inc. as part of the Osisko-Virginia business combination in 2015. Mr. Labbé currently serves as an independent director for Devonian Health Group Inc., and also served as independent director for COSCIENS Biopharma Inc. from October 2024 to May 2025.

Mr. Labbé holds a Bachelor's Degree in Business Administration and a license in accounting from Université Laval, Québec City. He is a member of the Ordre des comptables professionnels agréés du Québec and the Institute of Corporate Directors.

Wendy Louie, CPA, CA, Independent Director

Ms. Wendy Louie is a corporate director and Chartered Professional Accountant with over 25 years of diverse finance and leadership experience with a focus on the mining industry. Ms. Louie was the Vice President Finance and CFO of Sabina Gold and Silver Corp. until its acquisition by B2Gold Corp. in April 2023. Prior to that, through her private consulting practice, she provided financial management services including mergers and acquisitions, risk management and advisory expertise in the mining, shipping, energy and technology sectors. She also held several senior management roles at Goldcorp Inc. from 2006 to 2016 serving as Vice-President Finance, Vice-President Reporting and Assistant Controller. Her background included roles in strategic business planning, project controls and reporting where she led the implementation of financial reporting and planning systems utilized in the management of several large- scale capital projects. From 2004 to 2006, Ms. Louie was also a Senior Tax Manager at Ernst & Young and from 1995 to 2004, she held various finance positions with Duke Energy Canada. Ms. Louie currently serves as an independent director for Liberty Gold Corp, where she chairs the Audit Committee.

Ms. Louie began her career articling with Ernst and Young and holds a Bachelor of Commerce from the University of British Columbia.

Candace MacGibbon, CPA, ICD.D, Independent Director

Ms. Candace MacGibbon is a corporate director and Chartered Professional Accountant with over 25 years of experience in the mining sector and capital markets. She was the Chief Executive Officer of INV Metals Inc until its acquisition by Dundee Precious Metals Corp. in 2021. Ms. MacGibbon has a deep understanding of the capital markets because of her previous employment as a global mining institutional salesperson with RBC Capital Markets and in base metals research as a mining associate with BMO Capital Markets. Her financial and accounting experience includes her previous role as chief financial officer of INV Metals, as well as her prior employment with Deloitte LLP, and as a cost analyst with Inco Limited.

From November 2021 to July 2024, she served on the board of directors of Carbon Streaming Corporation as a nominee of the Corporation in accordance with the terms and conditions of an investor rights agreement. Ms. MacGibbon currently serves as an independent director on the Audit Committee of Kinross Gold Corporation, and she is also an independent director of TransAlta Corporation until the next meeting of shareholders to be held on April 30, 2026.

Ms. MacGibbon is President of the Canadian Institute of Mining, Petroleum and Metallurgy (CIM) for the 2025-2026 term.

Ms. MacGibbon holds a Bachelor of Arts (BA) in Economics from Western University, a Diploma in Accounting from Wilfrid Laurier University, a Master of Arts (MA) in Counselling Psychology from Yorkville University and is a Chartered Professional Accountant, Chartered Accountant. She also holds a ICD.D from the Institute of Corporate Directors, and a Cybersecurity Certificate from Cornell University.

David Smith, B.Sc., M.Sc., Independent Director

Mr. David Smith assumed the role of Chairman of the Board of Directors of Canada Nickel Company Inc. in April 2023 and has served there as a board member since 2019. He retired as Executive Vice-President, Finance and Chief Financial Officer of Agnico Eagle Mines Limited in April 2023, having held the position since 2012. He had joined Agnico Eagle's investor relations team in 2005. Prior to this, Mr. Smith was a mining analyst and has also held a variety of mining engineering positions in Canada and abroad. Mr. Smith is a Chartered Director and is a former Director of Three Valley Copper and eCobalt Solutions.

He holds a B.Sc. (Queen's University) and M.Sc. in Mining Engineering (University of Arizona).

Kevin Thomson, L.L.B., Independent Director

Mr. Kevin Thomson brings over 40 years of senior strategic mergers and acquisitions experience in the mining industry. Most recently, Mr. Thomson served as Senior Executive Vice President, Strategic Matters for Barrick Gold Corporation where he was involved in all matters of strategic significance, including the management of complex negotiations, development of Barrick's corporate strategy, involvement in complex legal issues, and governance-related matters. Prior to joining Barrick in 2014, Mr. Thomson was a senior partner at Davies Ward Phillips & Vineberg LLP, and was one of Canada's leading mergers and acquisitions lawyers where he advised many of Canada's largest and most successful public companies on a number of industry leading transactions and also was a key strategic and legal advisor to a number of the country's leading private enterprises. In the 30 years prior to joining Barrick's board of directors and senior management team as a key strategic advisor, he was also the longest standing member of the committee responsible for managing the Davies Ward law firm, a role for over 17 years before joining Barrick.

Mr. Thomson received a B.A. (with Distinction) in History from Queen's University in 1979 and an LL.B. from Queen's University Law School in 1982.

Jason Attew. B.Sc, MBA, President, Chief Executive Officer and Director

Mr. Attew is the President and Chief Executive Officer of OR Royalties since January 1st, 2024. Mr. Attew is a mining industry veteran who has dedicated more than 25 years to the mining sector. He has previously served as President, Chief Executive Officer and Director of Liberty Gold Corp and Gold Standard Ventures Corp as well was the Chief Financial Officer at Goldcorp Inc. where, in addition to leading the finance and investor relations operations, he was responsible for Goldcorp's corporate development and strategy culminating in the US$32 billion merger with Newmont Corporation.

Mr. Attew has extensive international capital markets experience from his time in investment banking with the BMO Global Metals and Mining Group where he was at the forefront of structuring and raising significant growth capital as well as advising on both formative and transformational mergers and acquisitions for corporations that have become industry leaders over the past two decades. Jason is also on the board of directors of Evolution Mining.

Mr. Attew holds a Master of Business Administration, Queen's University and a Bachelor of Science (Honours), University of British Columbia.

Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation

Dr. Guy Desharnais joined the technical services team of OR Royalties in 2017 and was appointed Vice President, Project Evaluation in August 2020. After completing his Ph.D. in geochemistry and igneous petrology, Dr. Desharnais worked five years as an exploration geologist with Xstrata Nickel (Glencore). He worked as a qualified person and manager of SGS Geostat for seven years. He led the team that won the Integra Gold Rush Challenge in 2016 and the Parker Challenge in 2025.

He was named Distinguished Lecturer by the CIM in 2017 and is an active member of the Mining Technical Advisory and Monitoring Committee for the Canadian Securities Administrators and the Comité Consultatif du Secteur Minier for the Autorité des marchés financiers. Dr. Desharnais currently serves on the Board of Directors of Sable Resources Ltd.

Iain Farmer, B. Eng., M. Eng., MBA, CFA, Vice President, Corporate Development

Mr. Iain Farmer was appointed as Vice President, Corporate Development of OR Royalties in February 2020. Mr. Farmer has been involved in the mining industry for over a decade having most recently served as Director of Evaluations for OR Royalties where his responsibilities included financial and technical evaluation of investments as well as origination and execution of transactions, and he served as a director of Stornoway from November 2021 to October 2025. Prior to joining OR Royalties, Mr. Farmer worked in equity research covering the mining sector. Mr. Farmer currently serves on the board of directors of Highland Copper Company Inc.

Mr. Farmer holds a Bachelor's and a Master's degree in Mining Engineering from McGill University as well as an MBA from Concordia University's Goodman School of Investment Management, he has been a CFA Charterholder since 2016.

André Le Bel, LL.B., B.Sc.A, ICD.D, Vice President, Legal Affairs and Corporate Secretary

Mr. André Le Bel has been appointed Vice President, Legal Affairs and Corporate Secretary of OR Royalties in February 2015. Mr. Le Bel is responsible for overseeing legal aspects relating to mining investment opportunities and regulatory compliance. From November 2007 to June 2014, Mr. Le Bel was Vice President, Legal Affairs and Corporate Secretary of Osisko Mining Corporation. Mr. Le Bel was Vice President Legal Affairs with IAMGOLD Corporation from November 2006 to October 2007 and before November 2006, Mr. Le Bel was Senior Legal Counsel and Assistant Corporate Secretary of Cambior Inc. Mr. Le Bel is a director of, and member of, the audit committee and of the corporate governance and Compensation Committee of Brunswick Exploration Inc., a Montréal-based mineral exploration company. He is also a director of, and member of, the audit committee and chairs the governance and compensation committee of Vior Gold Corporation Inc., a junior mining exploration company based in Québec, Canada. Both Brunswick Exploration Inc. and Vior Gold Corporation Inc. are listed on the TSX Venture Exchange. From November 2015 to June, 2022, he was Corporate Secretary of Falco and then Vice President, Legal Affairs and Corporate Secretary. He was also Corporate Secretary of Osisko Development from February 2021 to June 2022.

Mr. Le Bel obtained a Bachelor of Applied Science from Université Laval and a Bachelor of Law from the Université de Sherbrooke. He is a member of the Québec Bar and has obtained the ICD.D designation from the Institute of Corporate Directors in December 2017.

Grant Moenting, P. Eng., Vice President, Capital Markets

Mr. Grant Moenting joined OR Royalties as Vice President, Capital Markets in January 2023. Mr. Moenting has over 20 years of global mining and capital markets experience. His mining career started at Teck Resources as a process engineer and metallurgist within Teck's research and development group, followed by 12 years in capital markets. Grant was most recently at Scotiabank GBM where he was Head of Mining Institutional Equity Sales, covering a global client base. Prior to that, Grant had 4 years of broad experience in both Base Metals Equity Research and Mining Investment Banking at Paradigm Capital Inc.

Mr. Moenting is a Professional Engineer and has a Bachelor of Applied Science in Engineering Chemistry from Queen's University in Canada.

Frédéric Ruel, CPA, Chief Financial Officer and Vice President, Finance

Mr. Frédéric Ruel was appointed as Chief Financial Officer and Vice President, Finance of OR Royalties in February 2020. Mr. Frédéric Ruel has over 25 years of experience in financial reporting and has been involved in the mining industry for over 15 years. Prior to joining OR Royalties, he held the position of Director, Corporate Reporting for Canadian Malartic Partnership, Osisko Mining Corporation and Consolidated Thompson Iron Mines. Mr. Ruel began his career as an auditor in a premier Canadian accounting firm where he worked for 7 years. He is also involved with other public companies in the mining industry.

Mr. Ruel is a member of the Ordre des comptables professionnels agréés du Québec and holds a Master in Accounting from the Université de Sherbrooke.

Heather Taylor, BA, Vice President, Sustainability and Communications

Ms. Heather Taylor joined as Vice President, Investor Relations of OR Royalties in January 2021 and was appointed as Vice President, Sustainability and Communications in June 2023 to lead OR Royalties' ESG Strategy. She has more than 15 years of capital markets experience specializing in the global metals and mining industry. Ms. Taylor most recently served as Head of Business Development at Nexa Resources SA overseeing and executing the company's M&A strategy and prior to that managed investor relations at Nevsun Resources Ltd, which was acquired by Zijin Mining Group Co., Ltd. for C$1.9 billion after a lengthy hostile defence process. In addition to her roles at Nexa and Nevsun, she brings with her a broad range of experience from positions in institutional equity research, trading, sales and corporate development.

Ms. Taylor holds a Bachelor of Arts - Psychology from the University of Western Ontario. She also successfully completed the Sustainability and ESG Designation and Certification Program from Competent Boards.

Board Composition and Common Share Ownership

The directors of OR Royalties are elected annually at each annual general meeting of the OR Royalties Shareholders and hold office until the next annual general meeting unless a director's office is earlier vacated in accordance with the articles of OR Royalties or until his or her successor is duly appointed or elected.

As at the date of this Annual Information Form, all of the directors and executive officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over 552,377 OR Royalties Shares, representing approximately 0.29% of the issued and outstanding OR Royalties Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Corporate Cease Trade Orders

Other than as set out below, as at the date of this Annual Information Form, no current director or executive officer of OR Royalties is, or within the ten years prior to the date of this Annual Information Form has been, a director, chief executive officer or chief financial officer of any company (including OR Royalties), that:

(a) was subject to a cease trade order (including any management cease trade order which applied to directors or executive officers of a company, whether or not the person is named in the order), an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an "Order") while that person was acting in that capacity; or

(b) was subject to an Order that was issued after the current director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcy

To the knowledge of OR Royalties, as at the date of this Annual Information Form, no current director, executive officer, or shareholder holding a sufficient number of securities of OR Royalties to affect materially the control of OR Royalties is, or within the ten years prior to the date of this Annual Information Form has:

(a) other than (i) Ms. Edie Hofmeister, who was a director of Minto Metals Corp., a company who appointed PricewaterhouseCoopers Inc. as Receiver of the company by order of the Supreme Court of British Columbia on July 24, 2023, been a director or executive officer of any company (including OR Royalties) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; (ii) Mr. Patrick Godin who was a director and the President and Chief Executive Officer of Stornoway, a Canadian diamond exploration and production company based in Longueuil, Québec, until November 1, 2020. On September 9, 2019, Stornoway and its subsidiaries filed and obtained an initial order from the Superior Court of Québec (Commercial Division) ("Québec Superior Court") for protection under the Companies' Creditors Arrangement Act (Canada) ("CCAA") to restructure its business and financial affairs. Under the terms of the initial order, Deloitte Restructuring Inc. was appointed as monitor to oversee the CCAA proceedings and report to the Québec Superior Court.

Stornoway received notice of delisting review by the TSX on August 22, 2019, and Stornoway's securities were delisted from the TSX effective at the close of market on October 18, 2019. The CCAA process was concluded by order of the Superior Court of Québec in November 2019 and Stornoway's operating subsidiary emerged from such process, continuing its operations on a going concern basis after the successful implementation of Stornoway's restructuring transactions. In November 2019, Stornoway made a voluntary assignment into bankruptcy pursuant to the Bankruptcy and Insolvency Act (Canada); or

(b) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver manager or trustee appointed to hold the assets of the current or proposed director, executive officer or shareholder.

Penalties and Sanctions

To the knowledge of OR Royalties, as at the date of this Annual Information Form, no current director, executive officer, or shareholder holding a sufficient number of securities of OR Royalties to affect materially the control of OR Royalties has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The directors and officers of OR Royalties are required by law to act in the best interests of OR Royalties. They have the same obligations to the other companies in respect of which they act as directors and officers. Any decision made by any of such officers or directors involving OR Royalties will be made in accordance with their duties and obligations under the applicable laws of Canada.

As part of its business model, the Corporation transacts with other companies for the acquisition of royalties, streams or other interests or options thereon. The Corporation may also acquire an equity position in such companies from time to time. Such transactions may potentially create conflict of interest where the Corporation and an investee company have common directors (or if officers of the Corporation hold a director position in such investee company) or be considered as related party transactions.

On November 9, 2022, the OR Royalties Board formalized existing policies by adopting the Conflict of Interest and Related Party Transaction Policy to effectively identify, evaluate, disclose and manage actual or potential conflicts of interest as well as related party transactions which may arise in relation to the activities of OR Royalties. The OR Royalties Board is ultimately responsible for ensuring that any situation of actual or potential conflict of interest as well as related party transactions are effectively identified and managed.

The Conflict of Interest and Related Party Transaction Policy aims at ensuring (i) the conduct of directors and employees within OR Royalties are protected against any appearance of impropriety, (ii) the protection of the reputation of OR Royalties, and (iii) that all decisions taken are transparent and in the best interests of OR Royalties and in compliance with statutory requirements, while upholding good governance practices.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

During the fiscal year ended December 31, 2025 and as of the date hereof, there have been and are no material legal proceedings outstanding, threatened or pending, by or against OR Royalties or to which OR Royalties is a party or to which any of OR Royalties' property is subject, nor to OR Royalties' knowledge are any such legal proceedings contemplated, and which could become material to OR Royalties.

Regulatory Actions

During the fiscal year ended December 31, 2025 and as of the date hereof, there have been no penalties or sanctions imposed against OR Royalties (a) by a court relating to securities legislation or by a securities regulatory authority or (b) by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision in OR Royalties. OR Royalties has not entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the fiscal year ended December 31, 2025 and as of the date hereof.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Within the three (3) most recently completed financial years or during the current financial year, no director or executive officer of OR Royalties, or shareholder who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding OR Royalties Shares, or any known associates or affiliates of such persons, has or has had any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or is reasonably expected to materially affect OR Royalties.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar for the OR Royalties Shares is TSX Trust Company (Canada), which is located at 1190 Avenue des Canadiens-de-Montréal, Suite 1700, Montréal, Québec, H3B 0G7.

MATERIAL CONTRACTS

The following are the material contracts entered into by OR Royalties or its subsidiaries and that are currently in effect:

(a) the Canadian Malartic Royalty Agreement; and

(b) the Credit Facility.

INTERESTS OF EXPERTS

Dr. Guy Desharnais, Ph.D., P.Geo, is the qualified person named in this Annual Information Form as having reviewed and approved certain scientific and technical information as set out in this Annual Information Form.

As of the date of this Annual Information Form, Dr. Guy Desharnais, Ph.D., P. Geo, beneficially owned, directly or indirectly, less than 1% of OR Royalties' outstanding securities including the securities of OR Royalties' associate or affiliate entities.

OR Royalties' independent registered public accounting firm is PricewaterhouseCoppers LLP, Chartered Professional Accountants, who have issued a Report of Independent Registered Public Accounting Firm dated February 18, 2026 in respect of OR Royalties' consolidated financial statements as at December 31, 2025 and 2024 and for each of the years then ended and on the effectiveness of internal control over financial reporting as at December 31, 2025. PricewaterhouseCoppers LLP has advised that they are independent with respect to OR Royalties within the meaning of the ethical requirements that are relevant to the audit of financial statements in Canada and the rules of the SEC and the PCAOB on auditor independence.

Other than as described above, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies is, or is expected to be elected, appointed or employed as, a director, officer or employee of OR Royalties or of any associate or affiliate of OR Royalties.

ADDITIONAL INFORMATION

Additional information relating to OR Royalties, which is not and shall not be deemed to be incorporated by reference in this Annual Information Form, is available electronically on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and on its website at www.orroyalties.com.

Additional information, which is not and shall not be deemed to be incorporated by reference in this Annual Information Form, including directors' and officers' remuneration and indebtedness, principal holders of OR Royalties' securities and securities authorized for issuance under equity compensation plans, is contained in OR Royalties' management information circular for its annual meeting of shareholders held on May 8, 2025. For information relating to corporate governance related matters, please see "Statement of Corporate Governance Practices" in such circular.

Additional financial information, which is not and shall not be deemed to be incorporated by reference in this Annual Information Form, is provided in OR Royalties' financial statements and management discussion and analysis for its most recently completed financial year.

AUDIT AND RISK COMMITTEE

Description of the Audit and Risk Committee

The OR Royalties Audit and Risk Committee assists the OR Royalties Board in fulfilling its oversight responsibilities with respect to the following: (a) in its oversight of OR Royalties' accounting and financial reporting principles and policies and internal audit controls and procedures; (b) in its oversight of the integrity and transparency of OR Royalties' financial statements and the independent audit thereof; (c) in selecting, evaluating and, where deemed appropriate, replacing the external auditor; (d) in evaluating the qualification, independence and performance of the external auditor; (e) in its oversight of OR Royalties' risk identification, assessment and management program; and (f) in OR Royalties' compliance with legal and regulatory requirements in respect of the above. The OR Royalties Board has adopted the OR Royalties Audit and Risk Committee Charter, a copy of which is attached as Schedule "A", mandating the role of the OR Royalties Audit and Risk Committee in supporting the OR Royalties Board in meeting its responsibilities to OR Royalties Shareholders.

Audit and Risk Committee Members

As of the date of this Annual Information Form, the OR Royalties Audit and Risk Committee is comprised of four (4) members, all of whom are independent directors of OR Royalties, namely: Ms. Wendy Louie (Chair), Mr. Pierre Labbé, Ms. Candace MacGibbon and Mr. Norman MacDonald. Each of Ms. Louie (Chair), Mr. Labbé and Ms. MacGibbon is an "audit committee financial expert" (as such term is defined in paragraph 8(b) of General Instruction B to Form 40-F under the U.S. Exchange Act).

Relevant Education and Experience

Wendy Louie

Ms. Wendy Louie is a corporate director and Chartered Professional Accountant with over 25 years of diverse finance and leadership experience with a focus on the mining industry. Ms. Louie was the Vice President Finance and CFO of Sabina Gold and Silver Corp. until its acquisition by B2Gold Corp. in April 2023. Prior to that, through her private consulting practice, she provided financial management services including mergers and acquisitions, risk management and advisory expertise in the mining, shipping, energy and technology sectors. She also held several senior management roles at Goldcorp Inc. from 2006 to 2016 serving as Vice-President Finance, Vice-President Reporting and Assistant Controller. Her background included roles in strategic business planning, project controls and reporting where she led the implementation of financial reporting and planning systems utilized in the management of several large- scale capital projects. From 2004 to 2006, Ms. Louie was also a Senior Tax Manager at Ernst & Young and from 1995 to 2004, she held various finance positions with Duke Energy Canada. Ms. Louie currently serves as an independent director for Liberty Gold Corp, where she chairs the Audit Committee.

Ms. Louie began her career articling with Ernst and Young and holds a Bachelor of Commerce from the University of British Columbia.

Ms. Louie is considered to be independent of OR Royalties and is financially literate, within the meaning of NI 52-110 and under the U.S. Exchange Act and NYSE rules.

Pierre Labbé

Mr. Pierre Labbé is Executive Vice-President, Finance of Fonds QScale S.E.C. since April 1st, 2022, a fast- growing company recognized for its innovative concept of eco-responsible computing centers. Prior to joining Fonds QScale S.E.C. he was the Chief Financial Officer of IMV Inc. for the five previous years. He has more than 30 years of progressive financial leadership roles in various industries. He was Vice President and Chief Financial Officer of Leddartech Inc. from April 2015 to March 2017 and was Vice President and Chief Financial Officer of the Québec Port Authority (October 2013 - April 2015). He also has experience in the resource sector, having served as Chief Financial Officer of Plexmar Resources (2007-2012), Sequoia Minerals (2003-2004), and Mazarin Inc. (2000-2003). Mr. Labbé, in his role as senior financial officer, has participated in the development of strategic plans and in mergers and acquisitions (over C$1 billion in transactions). Mr. Labbé was a nominee to the Board of Directors of OR Royalties by Virginia Mines Inc. as part of the Osisko-Virginia business combination in 2015. Mr. Labbé currently serves as an independent director for Devonian Health Group Inc., and also served as independent director for COSCIENS Biopharma Inc. from October 2024 to May 2025.

Mr. Labbé holds a Bachelor's Degree in Business Administration and a license in accounting from Université Laval, Québec City. He is a member of the Ordre des comptables professionnels agréés du Québec and the Institute of Corporate Directors.

Mr. Labbé is considered to be independent of OR Royalties and is financially literate, within the meaning of NI 52-110 and under the U.S. Exchange Act and NYSE rules.

Candace MacGibbon

Ms. Candace MacGibbon is a corporate director and Chartered Professional Accountant with over 25 years of experience in the mining sector and capital markets. She was the Chief Executive Officer of INV Metals Inc until its acquisition by Dundee Precious Metals Corp. in 2021. Ms. MacGibbon has a deep understanding of the capital markets because of her previous employment as a global mining institutional salesperson with RBC Capital Markets and in base metals research as a mining associate with BMO Capital Markets. Her financial and accounting experience includes her previous role as chief financial officer of INV Metals, as well as her prior employment with Deloitte LLP, and as a cost analyst with Inco Limited.

From November 2021 to July 2024, she served on the board of directors of Carbon Streaming Corporation as a nominee of the Corporation in accordance with the terms and conditions of an investor rights agreement. Ms. MacGibbon currently serves as an independent director on the Audit Committee of Kinross Gold Corporation, and she is also an independent director of TransAlta Corporation until the meeting of shareholders to be held on April 30, 2026.

Ms. MacGibbon is President of the Canadian Institute of Mining, Petroleum and Metallurgy (CIM) for the 2025-2026 term.

Ms. MacGibbon holds a Bachelor of Arts (BA) in Economics from Western University, a Diploma in Accounting from Wilfrid Laurier University, a Master of Arts (MA) in Counselling Psychology from Yorkville University and is a Chartered Professional Accountant, Chartered Accountant. She also holds a ICD.D from the Institute of Corporate Directors, and a Cybersecurity Certificate from Cornell University.

Ms. MacGibbon is considered to be independent of OR Royalties and is financially literate, within the meaning of NI 52-110 and under the U.S. Exchange Act and NYSE rules.

Norman MacDonald

Mr. Norman MacDonald has over 25 years of experience working at natural resource focused institutional investment firms, including as Senior Advisor at Fort Capital from February 2021 to July 2024 and over 10 years as a Senior Portfolio Manager at Invesco. Mr. MacDonald began his investment career at Ontario Teachers Pension Plan Board, where he worked for three years in progressive roles from Research Assistant to Portfolio Manager. His next role was as a VP and Partner at Beutel, Goodman & Co. Ltd. Prior to joining Invesco, Mr. Macdonald was a VP and Portfolio Manager at Salida Capital.

Mr. MacDonald is also a member of the board of directors of G Mining Ventures Corp. and Advantage Energy Ltd. From June 24, 2024 to July 23, 2025, he served on the board of directors of NexMetals Mining Corp. (formerly known as Premium Nickel Resources Ltd.)

Mr. MacDonald earned a Bachelor of Commerce Degree from the University of Windsor and is a CFA Charterholder.

Mr. MacDonald is considered to be independent of OR Royalties and is financially literate, within the meaning of NI 52-110 and under the U.S. Exchange Act and NYSE rules.

External Auditor Service Fees

The fees billed to OR Royalties by its independent auditor, PricewaterhouseCoopers LLP, a partnership of Chartered Professional Accountants, for the fiscal years ended December 31, 2025 and December 31, 2024, by category, are as follows:

Year	Audit Fees(1)	Audit Related Fees	Tax Fees(2)	All Other Fees
December 31, 2025	C$1,038,866	C$ -	C$96,735	C$ -
December 31, 2024	C$1,038,864	C$ -	C$34,331	C$ -

NOTES:

(1) Audit fees include services rendered in connection with the audit of OR Royalties' annual consolidated financial statements and audit fees for separate audit opinions of subsidiaries of OR Royalties. In 2025, audit fees also include services rendered in relation to OR Royalties' Short Form Base Shelf Prospectus dated August 12, 2025.

(2) Tax fees are related to tax compliance, tax planning and tax advice services for the preparation of corporate tax returns and for proposed transactions.

Pre-Approval Policies and Procedures

The Audit and Risk Committee has adopted specific policies and procedures (the "Audit and Non-Audit Services Policy") for the engagement of all audit and non-audit services to be rendered by OR Royalties' external auditor and any related entities (the "auditor") to OR Royalties and its subsidiaries. All such services must be pre-approved by the Audit and Risk Committee. The Audit and Non-Audit Services Policy outlines the list of non-permitted services and permitted services which require the pre-approval of the Audit and Risk Committee, as well as the pre-approval process to be followed prior to engagement to ensure compliance with the Audit and Non-Audit Services Policy.

The Audit and Non-Audit Services Policy prohibits the auditor to act in any capacity where it could reasonably be seen to function in the role of OR Royalties' management, audit its own work or serve in an advocacy role on behalf of OR Royalties.

The engagement for the annual audit of OR Royalties' consolidated financial statements is approved on an annual basis by the execution of the audit engagement letter with the auditor.

The Audit and Non-Audit Services Policy presents a range of audit services, audit related services, tax services and other services which are pre-approved by the Audit and Risk Committee. Where the fees for a particular engagement are expected to exceed a certain threshold in dollars specific pre-approval must be obtained under the provisions of these policies and procedures. Where particular pre-approval is required, the Audit and Risk Committee has delegated the authority to effect such pre-approval to the chair of the Audit and Risk Committee.

SCHEDULE A

AUDIT AND RISK COMMITTEE CHARTER

I. PURPOSES OF THE AUDIT AND RISK COMMITTEE

The purposes of the Audit and Risk Committee are to assist the Board of Directors:

1. in its oversight of the Corporation's accounting and financial reporting principles and policies and internal audit controls and procedures;

2. in its oversight of the integrity, transparency and quality of the Corporation's financial statements and the independent audit thereof;

3. in selecting, evaluating and, where deemed appropriate, replacing the external auditors;

4. in evaluating the qualification, independence and performance of the external auditors;

5. in its oversight of the Corporation's risk identification, assessment and management program; and

6. in the Corporation's compliance with legal and regulatory requirements in respect of the above.

The function of the Audit and Risk Committee is to provide independent and objective oversight. The Corporation's management team is responsible for the preparation, presentation and integrity of the Corporation's financial statements. Management is responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The external auditors are responsible for planning and carrying out a proper audit of the Corporation's annual financial statements and other procedures. In fulfilling their responsibilities hereunder, it is recognized that members of the Audit and Risk Committee are not full-time employees of the Corporation and are not, and do not represent themselves to be, accountants or auditors by profession or experts in the fields of accounting or auditing including in respect of auditor independence. As such, it is not the duty or responsibility of the Audit and Risk Committee or its members to conduct "field work" or other types of auditing or accounting reviews or procedures or to set auditor independence standards, and each member of the Audit and Risk Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and external to the Corporation from which it receives information, (ii) the accuracy of the financial and other information provided to the Audit and Risk Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board of Directors) and (iii) representations made by management as to non- audit services provided by the auditors to the Corporation.

The external auditors are ultimately accountable to the Board of Directors and the Audit and Risk Committee as representatives of shareholders. The Audit and Risk Committee is directly responsible (subject to the Board of Directors' approval) for the appointment, compensation, retention (including termination), scope and oversight of the work of the external auditors engaged by the Corporation (including for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services or other work of the Corporation), and is also directly responsible for the resolution of any disagreements between management and any such firm regarding financial reporting.

The external auditors shall submit, at least annually, to the Corporation and the Audit and Risk Committee:

• as representatives of the shareholders of the Corporation, a formal written statement delineating all relationships between the external auditors and the Corporation ("Statement as to Independence");

• a formal written statement of the fees billed in compliance with the disclosure requirements of Form 52-110F1 of National Instrument 52-110 - Audit Committees ("NI 52-110"); and

• a report describing: the Corporation's internal quality-control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the Corporation, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the Corporation, and any steps taken to deal with any such issues.

II. COMPOSITION OF THE AUDIT AND RISK COMMITTEE

The Audit and Risk Committee shall be comprised of three or more independent directors as defined under applicable legislation and stock exchange rules and guidelines and are appointed (and may be replaced) by the Board of Directors on the recommendation of the Governance, Nomination and Sustainability Committee. Determination as to whether a particular director satisfies the requirements for membership on the Audit and Risk Committee shall be made by the Board of Directors.

All members of the Audit and Risk Committee shall be financially literate within the meaning of NI 52-110 and any other securities legislation and stock exchange rules applicable to the Corporation, and as confirmed by the Board of Directors using its business judgement (including but not limited to be able to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements), and at least one member of the Audit and Risk Committee shall have accounting or related financial expertise or sophistication as such qualifications are interpreted by the Board of Directors in light of applicable laws and stock exchange rules, including the requirement to have at least one "audit committee financial expert" as such term is defined pursuant to Form 40-F under the U.S. Securities Exchange Act of 1934, as amended. The later criteria may be satisfied by past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer of an entity with financial oversight responsibilities, as well as other requirements under applicable laws and stock exchange rules.

III. MEMBERSHIP, MEETINGS AND QUORUM

The Audit and Risk Committee shall meet at least four times annually or more frequently if circumstances dictate, to discuss with management the annual audited financial statements and quarterly financial statements, and all other related matters. The Audit and Risk Committee may request any officer or employee of the Corporation or the Corporation's external counsel or external auditors to attend a meeting of the Audit and Risk Committee or to meet with any members of, or consultants to, the Audit and Risk Committee.

Proceedings and meetings of the Audit and Risk Committee are governed by the provisions of the By-Laws of the Corporation relating to the regulation of the meetings and proceedings of the Board of Directors as they are applicable and not inconsistent with this Charter and the other provisions adopted by the Board of Directors in regards to committee composition and organization.

The quorum at any meeting of the Audit and Risk Committee is a majority of members in office. All members of the Audit and Risk Committee should strive to attend all meetings.

IV. DUTIES AND POWERS OF THE AUDIT AND RISK COMMITTEE

To carry out its purposes, the Audit and Risk Committee shall have unrestricted access to information and shall have the following duties and powers:

1. with respect to the external auditor,

(i) to review and assess, at least annually, the performance of the external auditors, and recommend to the Board of Directors the nomination of the external auditors for appointment by the shareholders, or if required, the revocation of appointment of the external auditors;

(ii) to review and approve the fees charged by the external auditors for audit services;

(iii) to review and pre-approve all services, including non-audit services, to be provided by the Corporation's external auditors to the Corporation or to its subsidiaries, and associated fees and to ensure that such services will not have an impact on the auditor's independence, in accordance with procedures established by the Audit and Risk Committee. The Audit and Risk Committee may delegate such authority to one or more of its members, which member(s) shall report thereon to the Audit and Risk Committee;

(iv) to ensure that the external auditors prepare and deliver annually a Statement as to Independence (it being understood that the external auditors are responsible for the accuracy and completeness of such statement), to discuss with the external auditors any relationships or services disclosed in the Statement as to Independence that may impact the objectivity and independence of the Corporation's external auditors and to recommend that the Board of Directors take appropriate action in response to the Statement as to Independence to satisfy itself of the external auditors' independence; and

(v) to instruct the external auditors that the external auditors are ultimately accountable to the Audit and Risk Committee and the Board of Directors, as representatives of the shareholders;

2. with respect to financial reporting principles and policies and internal controls,

(i) to advise management that they are expected to provide to the Audit and Risk Committee a timely analysis of significant financial reporting issues and practices;

(ii) to ensure that the external auditors prepare and deliver as applicable a detailed report covering 1) critical accounting policies and practices to be used; 2) material alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors; 3) other material written communications between the external auditors and management such as any management letter or schedule of unadjusted differences; and 4) such other aspects as may be required by the Audit and Risk Committee or legal or regulatory requirements;

(iii) to understand the scope of the annual audit of the design and operation of the Corporation's internal control over financial reporting (based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)) and the related auditor's report;

(iv) to consider, review and discuss any reports or communications (and management's responses thereto) submitted to the Audit and Risk Committee by the external auditors, including reports and communications related to:

• significant finding, deficiencies and recommendations noted following the annual audit of the design and operation of internal controls over financial reporting;

• consideration of fraud in the audit of the financial statement;

• detection of illegal acts;

• the external auditors' responsibilities under generally accepted auditing standards;

• significant accounting policies;

• management judgements and accounting estimates;

• adjustments arising from the audit;

• the responsibility of the external auditors for other information in documents containing audited financial statements;

• disagreements with management;

• consultation by management with other accountants;

• major issues discussed with management prior to retention of the external auditors;

• difficulties encountered with management in performing the audit;

• the external auditors' judgements about the quality of the entity's accounting principles; and

• review of interim financial information conducted by the external auditors.

(v) to meet with management and external auditors:

• to discuss the scope, planning and staffing of the annual audit and to review and approve the audit plan;

• to discuss the audited financial statements, including the accompanying management's discussion and analysis;

• to discuss the unaudited interim quarterly financial statements, including the accompanying management's discussion and analysis;

• to discuss the appropriateness and quality of the Corporation's accounting principles as applied in its financial reporting;

• to discuss any significant matters arising from any audit or report or communication referred to in item 2 (iii) above, whether raised by management or the external auditors, relating to the Corporation's financial statements;

• to resolve disagreements between management and the external auditors regarding financial reporting;

• to review the form of opinion the external auditors propose to render to the Board of Directors and shareholders;

• to discuss significant changes to the Corporation's auditing and accounting principles, policies, controls, procedures and practices proposed or contemplated by the external auditors or management, and the financial impact thereof;

• to review any non-routine correspondence with regulators or governmental agencies and any employee complaints or published reports that raise material issues regarding the Corporation's financial statements or accounting policies;

• to review, evaluate and monitor the Corporation's risk management program including the insurance coverage program. This function should include:

⮚ risk assessment;

⮚ quantification of exposure;

⮚ risk mitigation measures; and

⮚ risk reporting.

• to review the adequacy of the resources of the finance and accounting group, along with its development and succession plans;

• to monitor and review communications received in accordance with the Corporation's Whistleblowing Policy;

• following completion of the annual audit and quarterly reviews, review separately with each of management and the independent auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and reviews, including any restrictions on the scope of the work or access to required information and the cooperation that the independent auditor received during the course of the audit and review;

(vi) to discuss with the Vice President, Finance and Chief Financial Officer any matters related to the financial affairs of the Corporation;

(vii) to discuss with the Corporation's management any significant legal matters that may have a material effect on the financial statements, the Corporation's compliance policies, including material notices to or inquiries received from governmental agencies;

(viii) to discuss with the Vice President, Finance and Chief Financial Officer information technology strategy and risk management as well as cybersecurity and data privacy and security risks, controls and related matters, including policies, guidelines, incident response plans and procedures;

(ix) to periodically review with management the need for an internal audit function; and

(x) to review and discuss with the Corporation's President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer the procedures with respect to the certification of the Corporation's financial statements pursuant to National Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings and any other applicable law or stock exchange rule.

3. with respect to reporting and recommendations,

(i) to prepare/review any report or other financial disclosures to be included in the Corporation's annual information form and management information circular;

(ii) to review and recommend to the Board of Directors for approval, the interim and audited annual financial statements of the Corporation, management's discussion and analysis of the financial conditions and results of operations and the press releases related to those financial statements;

(iii) to review and recommend to the Board of Directors for approval, the annual report, management's assessment on internal controls and any other like annual disclosure filings to be made by the Corporation as prescribed under Canadian securities laws or stock exchange rules applicable to the Corporation;

(iv) to review and reassess the adequacy of the procedures in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements, other than the public disclosure referred to in paragraph 3(ii) above;

(v) to prepare Audit and Risk Committee report(s) as required by applicable regulators;

(vi) to review this Charter at least annually and recommend any changes to the Board of Directors; and

(vii) to report its activities to the Board of Directors on a regular basis and to make such recommendations with respect to the above and other matters as the Audit and Risk Committee may deem necessary or appropriate.

4. to review, discuss with management, and approve all related party transactions other than investment type transactions;

5. to create, review and approve the work program for the ensuing year;

6. to establish and reassess the adequacy of the procedures for the receipt, retention and treatment of any complaint received by the Corporation regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential anonymous submissions by employees of concerns regarding questionable accounting or auditing matters in accordance with applicable laws and regulations; and

7. to set clear hiring policies regarding partners, employees and former partners and employees of the present and, as the case may be, former external auditor of the Corporation.

V. RESOURCES AND AUTHORITY OF THE AUDIT AND RISK COMMITTEE

The Audit and Risk Committee shall have the resources and authority appropriate to discharge its responsibilities, as it shall determine, including the authority to engage external auditors for special audits, reviews and other procedures and to retain special counsel and other experts or consultants. The Audit and Risk Committee shall have the sole authority (subject to the Board of Directors' approval) to determine the terms of engagement and the extent of funding necessary (and to be provided by the Corporation) for payment of (a) compensation to the Corporation's external auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation, (b) any compensation to any advisors retained to advise the Audit and Risk Committee and (c) ordinary administrative expenses of the Audit and Risk Committee that are necessary or appropriate in carrying out its duties.

VI. ANNUAL EVALUATION

At least annually, the Audit and Risk Committee shall, in a manner it determines to be appropriate:

• perform a review and evaluation of the performance of the Audit and Risk Committee and its members, including the compliance with this Charter; and

• Review and assess the adequacy of its Charter and recommend to the Board of Directors any improvements to this Charter that the Audit and Risk Committee determines to be appropriate.

SCHEDULE B - TECHNICAL INFORMATION UNDERLYING THE CANADIAN MALARTIC COMPLEX

Most Recent Technical Report

The most recent technical report relating to the Canadian Malartic Complex prepared in accordance with NI 43-101 is entitled "NI-43-101 Technical Report, Canadian Malartic Mine, Québec, Canada" with an effective date of December 31, 2020 and a signature date of March 25, 2021 (the "Canadian Malartic Report"). Reference should be made to the full text of the Canadian Malartic Report. The Canadian Malartic Report was prepared to present and support the results of an updated Mineral Resource and Mineral Reserve estimates, summarize the current open-pit mining operation and disclose the results of a preliminary economic assessment for the Odyssey Underground Mine.

Background Information

As of the date hereof, the Canadian Malartic Complex consists of the mill and processing operations at the Canadian Malartic Mine and the Mining Operations at the Barnat Open Pit and Odyssey Underground Mine. Mining in the Canadian Malartic open pit ceased in May 2023 and Agnico began in-pit tailings disposal in July 2024. In the first quarter of 2025, Agnico completed the acquisition of O3 Mining Inc., which owned (among other things), the Marban property which is located immediately northeast of Canadian Malartic.

Agnico acquired its initial 50% interest in the Canadian Malartic Complex in 2014 through its joint acquisition of Osisko Mining Corporation with Yamana pursuant to a court-approved plan of arrangement. On November 8, 2022, Agnico, Pan American Silver Corp. and Yamana announced the execution of an arrangement agreement pursuant to which Pan American Silver Corp. would acquire all the issued and outstanding common shares of Yamana and Yamana would sell the subsidiaries and partnerships that hold Yamana's interest in its Canadian assets to Agnico, including Yamana's 50% interest in the Canadian Malartic Complex (the "Yamana Transaction"). On March 31, 2023, Agnico completed the Yamana Transaction pursuant to which, among other things, Agnico acquired from Yamana the remaining 50% interest in the Canadian Malartic Complex that Agnico did not own.

In February 2021, following the completion of an internal technical study, Canadian Malartic GP approved the construction of a new underground mining complex at the Odyssey project. The Odyssey Underground Mine is adjacent to the Canadian Malartic Mine and hosts three main underground deposits, which are East Gouldie, East Malartic and Odyssey (which is sub-divided into the Odyssey North and Odyssey South zones). Production from the Odyssey South zone commenced in March 2023 and name plate capacity (3,500 tonnes per day) was reached in October 2023 (100% basis). In 2025, a total of 1,306,857 tonnes grading at 2.16 grams of gold per tonne were mined producing a total of 90,906 ounces of gold.

In 2025, construction efforts at Odyssey focused on infrastructure that will be required to support the future production from the shaft, including the production hoist building, underground primary fans, headframe ventilation and heating system, paste backfill phase 2 and the operational complex. Engineering work was also started for the mid-shaft material handling system at level 102 and permanent pumping system. Shaft sinking continued in 2025 with a total of 440 metres excavated to reach the second East Gouldie loading station (level 146) in December at a depth of 1,466 metres. In 2025, Agnico approved a project to extend the shaft to 1,870 metres and to add a third loading station. The extension will be carried out in a second phase, which is expected to begin in 2029. In 2026, Agnico expects to continue the shaft excavation to a depth of 1,580 metres. In 2024, Agnico approved relocation of the temporary loading station from level 102 to level 64. The temporary loading station was completed in April 2025 and the design capacity of 3,500 tonnes per day was achieved for the first time in May. The underground maintenance bay and infrastructure on level 54 was completed in December 2025.

Information Contained in this Section

The technical information, tables and figures that follow have been derived from the Canadian Malartic Report and various news releases publicly filed by Agnico and/or Yamana which may all be consulted under Agnico's and/or Yamana's issuer profiles on SEDAR+ at www.sedarplus.ca and none of which is nor shall be deemed to be incorporated by reference in this Annual Information Form.

The technical information contained in this section has been reviewed and approved by Dr. Guy Desharnais, Ph.D., P.Geo, who is a "qualified person" for the purpose of NI 43-101. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein.

Except where otherwise stated, the disclosure in this section relating to operations is based on information publicly disclosed by Agnico and/or Yamana and information/data available in the public domain as at March 27, 2026 (except where stated otherwise), and none of this information has been independently verified by OR Royalties. OR Royalties considers that Agnico has publicly disclosed all scientific and technical information that is material to OR Royalties.

As a holder of royalties, streams or other interests, OR Royalties has limited access to properties included in its asset portfolio. Additionally, OR Royalties may from time to time receive operating information which it is not permitted to disclose to the public. OR Royalties is dependent on the operators of the properties and their qualified persons to provide information to OR Royalties or on publicly available information to prepare required disclosure pertaining to properties and operations on the properties on which OR Royalties holds interests and generally has limited or no ability to independently verify such information. Although OR Royalties does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by OR Royalties' interest. OR Royalties' interests often cover less than 100%, and sometimes only a portion of, the publicly reported Mineral Reserves, Mineral Resources and production of the property. OR Royalties shall not be held liable for any eventual misrepresentations in any scientific or technical information excerpted from any technical information publicly filed by Agnico.

Project Description, Location and Access

The Canadian Malartic Complex is located within the town of Malartic, Québec, approximately 25 kilometres west of the City of Val-d'Or and 80 kilometres east of City of Rouyn-Noranda. It straddles the townships of Fournière, Malartic and Surimau. As at December 31, 2025, Canadian Malartic was estimated to have Proven and Probable Mineral Reserves containing approximately 9.05 million ounces of gold comprised of 169.9 million tonnes of ore, grading 1.66 grams of gold per tonne.

The Canadian Malartic Complex operates under mining leases obtained from the Ministry of Natural Resources and Forests (Québec) and under certificates of approval granted by the Ministry of Environment, Fight Against Climate Change, Wildlife and Parks (Québec). Canadian Malartic Complex is included in the Malartic claim block, which is comprised of the East Amphi property, the CHL Malartic prospect, the Camflo property, the Canadian Malartic Mine, the Radium North property, the Midway property (which consists of the Fournière, Midway, LTA and Piché-Harvey properties), the Rand property, the Amphi North property, as well as the Chibex North and Chibex South properties. The Marban deposit is part of the Dubuisson claim block which is contiguous to the north of the Malartic claim block and includes the Camflo, Callahan, Marban and Horizon properties. The Dubuisson claim block consists of one mining lease and 345 mining claims. The Malartic claim block consists of a contiguous block comprising three mining concessions, six mining leases and 335 mining claims. Expiration dates for the mining leases on the Canadian Malartic property vary between November 2029 and November 2042, and each lease is automatically renewable for three further ten-year terms upon payment of a small fee. The Odyssey Underground Mine is located east of the Canadian Malartic Mine and extends into the CHL Malartic prospect.

The Canadian Malartic Complex can be accessed from either Val-d'Or or Rouyn-Noranda via provincial highway No 117. The Canadian Malartic Complex is serviced by a CN rail-line which passes through the town of Malartic and the nearest airport is in Val-d'Or. A 135 metre wide buffer zone has been developed along the northern limit of the open pit to mitigate the impacts of mining activities on the residents of Malartic. Inside this buffer zone, a landscaped ridge was built primarily using rock and topsoil produced during pre- stripping work.

Most of the mining claims that make up the Canadian Malartic Mine are subject to a 5% NSR royalty payable to OR Royalties. The mining claims comprising the CHL Malartic prospect are subject to 3% a NSR royalty payable to OR Royalties. All of the Mineral Resources and Mineral Reserves currently described by Agnico for the Canadian Malartic Complex are subject to either 3% or 5% NSR royalty. In addition, a C$0.40 per tonne milling fee is payable to OR Royalties on ore processed from any property that was not part of the Canadian Malartic Complex at the time of the sale of the mine in 2014.

History

Gold was first discovered in the Malartic area in 1923. Gold production on the Canadian Malartic Complex began in 1935 and continued uninterrupted until 1965. Following various ownership changes over the ensuing years, Osisko Mining Corporation acquired ownership of the Canadian Malartic Complex in 2004. Osisko Mining Corporation completed construction of a 55,000 tonne per day mill complex, tailings impoundment area, five million cubic metre polishing pond and road network, and the mill was commissioned in March 2011. The Canadian Malartic Mine achieved commercial production on May 19, 2011. In June 2023, Agnico updated the Odyssey Underground Mine's life of mine plan to, among other things, integrate additional Mineral Resources, and extend the anticipated mine life to 2042.

Mining and Milling Facilities

Surface Plan of Canadian Malartic (as at December 31, 2025)

The Canadian Malartic Mine is a large open pit operation comprised of the Canadian Malartic and Barnat pits. The Canadian Malartic pit was depleted in 2023 and serves as an in-pit backfill facility for tailings and waste rock. The Barnat pit is expected to be in production until 2029. The focus at Odyssey in 2025 was to continue development to support Odyssey South production, to initiate the preparation of the East Gouldie zone and to reach the mid-shaft loading station with the main ramp. At December 31, 2025, the ramp reached a depth of 1,112 metres and a total of 19,564 metres had been excavated, in line with project schedule. The main focus in 2026 will remain on developing the mid-shaft rock handling and services infrastructures (levels 102 to 111).

Mining Methods

Mining at the Canadian Malartic Mine is by open pit method with excavators and trucks, using large scale equipment. The primary loading tools are hydraulic excavators, with wheel loaders used as a secondary loading tool. The current mine production schedule was developed to feed the mill at a nominal rate of 52,000 tonnes per day. The throughput at the Canadian Malartic Complex mill in 2025 averaged 55,131 tonnes per day.

The mine design at the Odyssey Underground Mine includes a 1,870 meter deep production shaft with an expected capacity of approximately 20,000 tonnes per day and a ramp that permits access to depths of 2,000 metres. Production using the ramp commenced in March 2023. Mining activity is carried out using transverse primary-secondary or longitudinal retreat mining methods with paste backfill depending on mineralization geometry and stope design criteria. Mining at Odyssey is expected to use a combination of conventional and automated equipment, similar to current operations at LaRonde. Production at East Gouldie is expected to begin in the second quarter of 2026 and the ore will be hauled to surface by truck until the shaft commissioning. The first shaft loading station is expected to be commissioned in 2027, which will be followed by a gradual ramp up of production from the East Gouldie zone.

Surface Facilities

Surface facilities at the Canadian Malartic Mine include the administration/warehouse building, the mine office/ truck shop building, the processing plant and the crushing plant. The processing plant has a nominal capacity of 55,000 tonnes of ore per day but is capable of processing above this capacity when pre-crushed material is processed.

Ore is processed through conventional cyanidation. Ore blasted from the pit is first crushed by a gyratory crusher followed by secondary crushing prior to grinding. Ground ore feeds successively into leach and CIP circuits. A Zadra elution circuit is used to extract the gold from the loaded carbon. Pregnant solution is processed using electrowinning and the resulting precipitate is smelted into gold/silver dore bars. Mill tails are thickened and detoxified using a Caro acid process, reducing cyanide levels below 20 parts per million. Detoxified slurry is subsequently pumped to a conventional tailings facility or into the Canadian Malartic pit.

Tailings deposition began in the Canadian Malartic pit in July 2024. During the ramp-up in the fourth quarter of 2024, Agnico made adjustments to the process to address the migration of fine materials through the central berm. At the conventional tailings storage facility, as of the end of 2025, the tailing storage capacity is 6.1 million tonnes, equal to approximately 111 days. This excess capacity may be used if necessary to accommodate production if further adjustments are necessary to the in-pit deposition process or in the case of an emergency. In addition, work is ongoing to increase the capacity of the PR5 tailings cell by 21.6 million tonnes. The additional capacity at PR5 is expected to be available by the third quarter of 2027.

The Odyssey Underground Mine uses the existing surface infrastructure at the Canadian Malartic Complex, including the tailing storage facilities, the processing plant and the Canadian Malartic pit for tailings deposition.

Production and Mineral Recoveries

Agnico's payable production from Canadian Malartic Complex in 2025 was 642,612 ounces of gold and 336,517 ounces of silver from 20.1 million tonnes of ore grading 1.08 grams of gold per tonne and 0.73 grams of silver per tonne. The production costs per ounce of gold produced at the Canadian Malartic Complex in 2025 were $760. The total cash costs per ounce of gold produced at the Canadian Malartic Complex in 2025 were $946 on a by-product basis and $969 on a co-product basis. The Canadian Malartic Complex processing facility averaged 55,132 tonnes per day and operated approximately 95.0% of available time. Gold and silver recovery averaged 91.6% and 72.1%, respectively. The production costs per tonne at the Canadian Malartic Complex were C$34 in 2025 and the minesite costs per tonne were C$43 in 2025.

The following table sets out the metal recoveries at the Canadian Malartic Complex in 2025.

	Head Grade	Overall Metal Recovery	Payable Production
Gold	1.08 g/t	91.6%	642,612 oz
Silver	0.73 g/t	72.1%	336,517 oz

On February 12, 2026, Agnico reported production guidance of 575,000 to 605,000 ounces of gold at Canadian Malartic Complex for the year 2026.

Geology, Mineralization, Exploration and Drilling Geology

Geology

The Canadian Malartic Complex straddles the southern margin of the eastern portion of the Abitibi Subprovince, an Archean greenstone belt situated in the southeastern part of the Superior Province of the Canadian Shield. The Abitibi Subprovince is limited to the north by gneisses and plutons of the Opatica Subprovince, and to the south by metasediments and intrusive rocks of the Pontiac Subprovince. The contact between the Pontiac Subprovince and the rocks of the Abitibi greenstone belt is characterized by a major fault corridor, the east-west trending Larder Lake-Cadillac Fault Zone ("LLCFZ"). This structure runs from Larder Lake, Ontario through Rouyn-Noranda, Cadillac, Malartic, Val-d'Or and Louvicourt, Québec, at which point it is truncated by the Grenville Front.

The regional stratigraphy of the southeastern Abitibi area is divided into groups of alternating volcanic and sedimentary rocks, generally oriented at N280-N330 and separated by fault zones. The main lithostratigraphic divisions in this region are, from south to north, the Pontiac Group of the Pontiac Subprovince and the Piché, Cadillac, Blake River, Kewagama and Malartic groups of the Abitibi Subprovince. The various lithological groups within the Abitibi Subprovince are metamorphosed to greenschist facies. Metamorphic grade increases toward the southern limit of the Abitibi belt, where rocks of the Piché Group and the northern part of the Pontiac Group have been metamorphosed to upper greenschist facies.

The majority of the Canadian Malartic Complex is underlain by metasedimentary units of the Pontiac Group, lying immediately south of the LLCFZ. The north-central portion of the property covers an approximately 16 kilometre section of the LLCFZ corridor and is underlain by mafic-ultramafic metavolcanic rocks of the Piché Group cut by intermediate porphyritic and mafic intrusions. The Cadillac Group covers the northern part of the property (north of the LLCFZ). It consists of greywacke containing lenses of conglomerate.

Mineralization

Mineralization in the Canadian Malartic deposit occurs as a continuous shell of 1% to 5% disseminated pyrite associated with fine native gold and traces of chalcopyrite, sphalerite and tellurides. It extends on a 2 kilometre strike and a width of 1 kilometre (perpendicular to the strike), and from surface to 400 metres below surface. The gold resource is mostly hosted by altered clastic sedimentary rocks of the Pontiac Group (70%) overlying an epizonal dioritic porphyry intrusion.

Surface drilling by Lac Minerals Ltd. in the 1980s defined several near-surface mineralized zones now included in the Canadian Malartic deposit (the F, P, A, Wolfe and Gilbert zones), all expressions of a larger, continuous mineralized system located at depth around the historical underground workings of the Canadian Malartic and Sladen mines. In addition to these, the Western Porphyry Zone occurs one kilometre northeast of the main Canadian Malartic deposit and the Gouldie mineralized zone occurs approximately 1.2 kilometres southeast of the main Canadian Malartic deposit.

The South Barnat deposit is located to the north and south of the old South Barnat and East Malartic mine workings, largely along the southern edge of the LLCFZ. The deposit that is originally modelled for surface mining evaluation extends on a 1.7-kilometre strike and a width of 900 metres (perpendicular to the strike), and from surface to 480 metres below surface. The disseminated/stockwork gold mineralization at South Barnat is hosted both in potassic altered, silicified greywackes of the Pontiac Group (south of the fault contact) and in potassic altered porphyry dykes and schistose, carbonatized and biotitic ultramafic volcanic rocks (north of the fault contact).

The East Malartic deposit (as modelled for the underground mining model) has been previously mined by the East Malartic, Barnat and Sladen mines along the contact between the LLCFZ and the Pontiac Group sedimentary rocks. This deposit includes the deeper portion of the South Barnat deposit (below actual pit design). This deposit extends on a 3-kilometre strike and a width of 1.1 kilometres (perpendicular to the strike), and the bottom of the South Barnat actual pit design to 1,800 metres below surface. The geological settings are similar to those found in other areas of the property, corresponding mainly to the depth extension of the geological context presented above for the South Barnat open-pit deposit.

The Odyssey deposit is also located at the contact between the LLCFZ and the Pontiac Group sedimentary rocks in the eastern extension of the East Malartic deposit. It extends on a 2 kilometre strike and a width of 500 metres (perpendicular to the strike), and from surface to -1,500 metres below surface. It is characterized by the presence of a massive porphyritic unit. While the whole porphyritic intrusion is anomalous in gold, continuous zones of higher-grade (>1 g/t gold) gold mineralization occur along the south-dipping sheared margins of the intrusion (in contact with the Pontiac Group to the south and the Piché Group to the north). Within the porphyritic unit, gold mineralization is also associated with other geological features, including silica and potassic alteration zones, discrete shear zones, swarms of quartz veins, stockworks and zones with disseminated pyrite (0.5 to 2.0%).

The East Gouldie deposit is located south of the Odyssey deposit and has a strike length of at least 2.1 kilometres and extends from approximately 780 metres below surface to more than 1.9 kilometres depth. It is generally constrained in a west-trending high-strain corridor (40 to 100 metres true width) that dips approximately 60 degrees north. The high strain corridor is defined by a strongly developed foliation that affects Pontiac Group greywacke as well as crosscutting east-southeast-trending intermediate porphyritic dykes and mafic dykes. Evidence for folds in bedding occur in historical surface geology maps and in drill core, but the deposit is tabular and relatively straight. The mineralization is hosted in highly strained intervals of greywacke with 1% to 2% disseminated pyrite and strong silica alteration, and moderate sericite and carbonate alteration. Intermediate porphyritic dykes locally occur in the mineralized zones and are gold-bearing where affected by the high strain and alteration. Minor irregular cm- to dm-scale quartz veins occur, some with visible gold, but the bulk of the gold mineralization is interpreted to be associated with the disseminated style of mineralization.

Several other mineralized zones have been documented within the LLCFZ, namely Malartic Goldfields, North Barnat, East Amphi, Western Porphyry and Fourax, all of which are generally spatially associated with stockworks and disseminations within or in the vicinity of dioritic or felsic porphyritic intrusions.

Exploration and Drilling

In 2025, a total of 233,754 metres of diamond drilling was completed at the Odyssey Underground Mine. Of this total, 149,800 metres was conversion drilling or exploration testing the lateral extensions of the East Gouldie deposit, 1,300 metres of exploration drilling was completed at East Malartic, 33,200 metres of exploration and conversion drilling were completed at Odyssey South, and 37,700 metres of conversion drilling were carried out in Odyssey North and nearby internal zones. Additionally, 11,600 metres of drilling were dedicated to delineating short-term mining stopes and providing service holes for mine operations in Odyssey South.

In 2025, Agnico's Malartic regional exploration program consisted of 39,700 metres of exploration drilling, mostly dedicated to expand known mineralized structures at East Gouldie, Titan and Sladen. The regional program covered the Rand, Midway, CHL, Radium North and East Amphi properties and the Canadian Malartic Mine area. In addition, Agnico completed 39,100 metres of conversion and exploration drilling on the Marban deposit. This campaign covered both the Marban and the Callahan properties.

In 2026, Agnico expects to spend approximately $32.6 million for 190,700 metres of diamond drilling at the Odyssey Underground Mine. The main objectives are to continue to increase confidence in the different deposits by performing conversion drilling and continue to explore the potential of East Gouldie and East Malartic.

Around Canadian Malartic, the exploration effort will focus on the Radium North property and on the Canadian Malartic Mine area to follow up on previous results and expand the Sladen and Titan mineralized zones. An effort will also be made on the Marban deposit with conversion, condemnation and exploration drilling. The exploration drilling will focus on the expansion at depth of the Marban deposit and the exploration of satellite zones on the Marban and Callahan properties. Agnico plans to complete 45,000 metres of diamond drilling for a total planned budget of $11 million. Evaluation efforts on the Marban deposit will continue in 2026, including results from the 2025 and 2026 drilling campaigns.

The Rand Malartic, East Amphi, Callahan and Radium North properties are not covered by any OR Royalties' royalties.

Mineral Reserves and Mineral Resources

On February 12, 2026, Agnico reported Proven and Probable Mineral Reserves of 9.1 million ounces of gold at the Canadian Malartic Complex inclusive of Marban (169.94 million tonnes grading 1.66 g/t Au), Measured and Indicated Mineral Resources of 4.12 million ounces of gold (76.72 million tonnes grading 1.67 g/t Au) and Inferred Mineral Resources of 13.56 million ounces of gold (201.69 million tonnes grading 2.09 g/t Au) as at December 31, 2025.